Third quarter financial measures:

EARNINGS PER SHARE (DILUTED) OF $1.69	NET INCOME OF $2,051 MILLION	RETURN ON EQUITY OF 24.6%	PRODUCTIVITY RATIO OF 46.9%	QUARTERLY DIVIDEND 57 CENTS PER COMMON SHARE

Scotiabank reports strong third quarter earnings of $2.05 billion, or $1.44 billion excluding the gain from sale of the Scotia Plaza property in Toronto, and increased its quarterly dividend

YEAR-TO-DATE PERFORMANCE versus key 2012 financial and operational objectives was as follows, (2012 year-to-date performance excluding real estate gains is reflected in parentheses):
TARGETS
1	Earn a return on equity (ROE)(1) of 15 to 18%. For the nine months, Scotiabank earned an ROE of 21.1% (18.0%).

2	Generate growth in earnings per common share (diluted) of 5 to 10%(2). Our year-over-year growth in earnings per share was 23% (4%).

3	Maintain a productivity ratio(1) of less than 58%. Scotiabank’s ratio was 51.1% (54.1%).

4	Maintain strong capital ratios. With a Tier 1 ratio of 12.6% and a TCE ratio of 10.2%, Scotiabank’s capital ratios remain strong.

(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Excluding $286 million of acquisition-related gains reported in the second quarter of 2011.

Live audio Web broadcast of the Bank’s analysts’ conference call. See page 94 for details.

For more information on Scotiabank’s Investor Relations, scan the QR code (right) or visit scotiabank.com/investorrelations

Scotiabank reported third quarter net income of $2,051 million compared with net income of $1,303 million in the same period last year. Year over year, net income grew by 57%.

Diluted earnings per share were $1.69, compared to $1.10 in the same period a year ago, an increase of 54%. Return on equity was strong at 24.6%. Large notable items this quarter included an after-tax gain on the sale of Scotia Plaza in Toronto, Canada of $614 million or 53 cents per share, and an increase in the collective allowance for credit losses on performing loans of $100 million, representing 6 cents per share after tax. A dividend of 57 cents per common share was announced, an increase of 2 cents per share.

“We had record net income this quarter, with our business lines continuing to show good, diversified and sustainable growth and high profitability, coupled with the gain from the sale of Scotia Plaza in Toronto,” said Rick Waugh, Scotiabank President and CEO. “This performance is supported by our strong balance sheet, capital ratios and provisions.

“With net income of $521 million, Canadian Banking had a very strong quarter with very good volume growth, disciplined expense control and lower provisions. There was also good revenue growth in both cards and payments with strong new credit card and chequing account originations across all channels and strong small business and commercial deposit growth. As well, Canadian Banking continued to make solid contributions to Global Wealth Management for mutual funds sold through the branch network.

“International Banking also continued its strong contribution to earnings with net income of $442 million. Solid growth in retail and commercial businesses across Latin America and Asia combined with earnings from acquisitions, mostly in Colombia, drove these results.

“Global Wealth Management results this quarter were solid, earning $284 million in financial markets that remain challenging. There was strong growth in both insurance and wealth earnings, partly offset by higher taxes.

“Global Banking and Markets had an excellent quarter, reporting net income of $398 million. Results were strong across the diversified client driven platform, particularly in the fixed income and equities businesses.

“Due to weakening economic forecasts and continuing global uncertainty, the Bank increased its allowance for credit losses on performing loans this quarter, resulting in a coverage ratio among the highest of our peers. Notwithstanding, the Bank’s credit portfolios are currently performing as expected, a reflection of our proven risk management discipline.

“Our capital position remains strong by international standards with a Tier 1 capital ratio of 12.6% and a tangible common equity ratio of 10.2%. Furthermore, at July 31, our common equity tier 1 ratio under Basel III was within our objective of 7% – 7.5%.

“We anticipate achieving our 2012 financial goals, as outlined in our guidance at the beginning of the year and are well positioned for next year. Accordingly, we have again increased our dividend, at the same time as retaining substantial sustainable earnings to finance our anticipated growth.”

FINANCIAL HIGHLIGHTS(1)

	As at and for the three months ended			For the nine months ended
(Unaudited)	July 31 2012	April 30 2012	July 31 2011	July 31 2012	July 31 2011
Operating results ($ millions)
Net interest income	2,567	2,481	2,296	7,423	6,685
Net interest income (TEB(2))	2,572	2,484	2,302	7,436	6,701
Non-interest revenue	2,945	2,223	2,002	7,414	6,400
Non-interest revenue (TEB(2))	3,017	2,289	2,069	7,615	6,597
Total revenue	5,512	4,704	4,298	14,837	13,085
Total revenue (TEB(2))	5,589	4,773	4,371	15,051	13,298
Provision for credit losses	402	264	250	931	795
Operating expenses	2,618	2,565	2,348	7,690	6,992
Provision for income taxes	441	415	397	1,269	1,125
Provision for income taxes (TEB(2))	518	484	470	1,483	1,338
Net income	2,051	1,460	1,303	4,947	4,173
Net income attributable to common shareholders	1,946	1,336	1,209	4,625	3,894
Operating performance
Basic earnings per share ($)	1.70	1.18	1.12	4.12	3.65
Diluted earnings per share ($)	1.69	1.15	1.10	4.05	3.56
Adjusted diluted earnings per share(2) ($)	1.72	1.18	1.12	4.12	3.62
Return on equity(2) (%)	24.6	18.6	19.1	21.1	21.7
Productivity ratio (%) (TEB(2))	46.9	53.7	53.7	51.1	52.6
Core banking margin (%) (TEB(2))	2.33	2.37	2.31	2.32	2.34
Banking margin on average total assets (%) (TEB(2))	2.11	2.14	2.09	2.09	2.14
Financial position information ($ millions)
Cash and deposits with banks	62,438	67,622	48,706
Trading assets	93,797	94,214	87,070
Loans	356,558	345,066	318,118
Total assets	669,970	659,690	587,597
Deposits	461,022	460,907	415,172
Common equity	32,414	30,566	25,605
Preferred shares	4,384	4,384	4,384
Assets under administration	315,403	318,201	302,545
Assets under management	108,680	108,661	104,572
Capital measures(1)
Tier 1 capital ratio (%)	12.6	12.2	12.3
Total capital ratio (%)	14.4	14.0	14.1
Tangible common equity to risk-weighted assets(2) (%)	10.2	9.4	9.6
Assets-to-capital multiple	17.2	17.5	17.0
Risk-weighted assets ($ millions)	252,399	252,862	224,773
Credit quality
Net impaired loans ($ millions)	2,019	2,021	2,138
Allowance for credit losses ($ millions)	2,862	2,713	2,677
Net impaired loans as a % of loans and acceptances	0.55	0.57	0.66
Provisions for credit losses as a % of average loans and acceptances (annualized)	0.44	0.30	0.32	0.35	0.34
Common share information
Share price ($)
High	54.89	57.18	59.73	57.18	61.28
Low	50.25	50.22	53.77	47.54	52.11
Close	52.35	54.80	54.18
Shares outstanding (millions)
Average – Basic	1,142	1,134	1,082	1,122	1,068
Average – Diluted	1,160	1,168	1,115	1,151	1,104
End of period	1,146	1,141	1,085
Dividends per share ($)	0.55	0.55	0.52	1.62	1.53
Dividend yield(3) (%)	4.2	4.1	3.7	4.1	3.6
Market capitalization ($ millions)	59,988	62,545	58,799
Book value per common share ($)	28.29	26.78	23.59
Market value to book value multiple	1.9	2.0	2.3
Price to earnings multiple (trailing 4 quarters)	10.3	12.1	11.7
Other information
Employees	81,281	80,932	74,902
Branches and offices	3,115	3,115	2,910
(1)	The Bank has adopted IFRS effective November 1, 2011. All comparative amounts except for capital measures reflect the adoption of IFRS. Capital measures have not been restated for IFRS as they represent the actual amounts in that period for regulatory purposes.
(2)	Refer to page 5 for a discussion of non-GAAP measures.
(3)	Based on the average of the high and low common share price for the period.

2    Scotiabank Third Quarter Report 2012

Contents

4	Notable Business Highlights
Management’s Discussion and Analysis
7	Group Financial Performance and Financial Condition
	7	Financial results
	10	Risk management
	15	Regulatory developments
	16	Financial position
	16	Capital management

	17	Common dividend
	17	Financial instruments
	17	Selected credit instruments
	18	Off-balance sheet arrangements
18	Accounting Policies and Controls
	18	Accounting policies and estimates
	20	Future accounting developments
	21	Changes in internal control over financial reporting

	21	Related party transactions
21	Outlook
22	Business Segment Review
28	Quarterly Financial Highlights
29	Share Data
30	Condensed Interim Consolidated Financial Statements
35	Notes to the Condensed Interim Consolidated Financial Statements
94	Shareholder Information

Forward-looking statements Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the United States Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank’s objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as “believe”, “expect”, “anticipate”, “intent”, “estimate”, “plan”, “may increase”, “may fluctuate”, and similar expressions of future or conditional verbs, such as “will”, “should”, “would” and “could”.

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and financial performance, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 63 of the Bank’s 2011 Annual Report.

The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

The “Outlook” sections in this document are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Scotiabank Third Quarter Report 2012    3

2012 Objectives

Scotiabank’s Balanced Scorecard

Financial

•	Return on equity of 16 - 20%

•	Earnings per common share growth of 5 - 10%*

•	Maintain strong capital ratios

*	Excluding $286 million of acquisition related gains reported in the second quarter of 2011.

People

•	High levels of employee engagement

•	Enhanced diversity of workforce

•	Advancement of women

•	Leadership development

•	Collaboration

Customer

•	High levels of customer satisfaction and loyalty

•	Deeper relationships with existing customers

Operational

•	Productivity ratio of <58%

•	Strong practices in corporate governance and compliance processes

•	Efficiency and expense management

•	Commitment to corporate social responsibility

Q3 2012 Notable Business Highlights

Recent initiatives

•	Scotiabank Peru is the first bank in Peru to launch Mobile Wallet (Billetera Movil), a simple way for people and businesses to access the financial system and promote financial inclusion.
•

Scotiabank customers now have access to more than 470 additional fee-free ABMs at Canadian-based 7-Eleven stores in Ontario, Manitoba, Saskatchewan, Alberta and British Columbia. This expansion boosts the Bank’s ABM network in Canada to 3,486, an increase of over 14%.

Recognized for success

•	Scotia iTRADE is the new leader in Canadian online discount brokerage services as recognized by Surviscor Inc’s Q3-2012 Online Discount Brokerage scorCard.
•

Scotiabank has won Global Finance’s Best Corporate Internet Bank in North America 2012 in the following sub-categories: Best Online Cash Management & Best Trade Finance Services for Global Transaction Banking.

•

Global Finance also recognized Scotiabank as the 2012 “Best Consumer Internet Bank” in Canada and 19 countries, and “Best Corporate/Institutional Internet Bank” in 15 countries. In addition, the Bank won multiple Canadian honours in subcategories for excellence in online presence.

•	Contact Centre World awarded the Gold Medal and #1 ranking to Scotiabank’s Jamaica Contact Centre for the best mid-sized Contact Centre in the Americas.

Serving customers

•	Leadership of the International Banking Consumer Micro Finance (CMF) segment was centralized in a specialized Peru-based hub. The CMF segment in
International Banking has grown significantly over the past four years to over $3 billion in assets.
•

Global Banking and Markets (GBM) completed the financing of the €3.2 billion acquisition of Open Grid Europe – Vier Gas Transport – Germany’s main gas transmission network. The company was acquired by a consortium consisting of: Macquarie’s European Infrastructure Fund (MEIF4) together with British Columbia Investment Management Corporation, Infinity Investments S.A., and MEAG. Scotiabank was involved in this landmark infrastructure transaction in several roles across our GBM product offering: Mandated Lead Arranger, guaranteed Bond Bookrunner, and Hedging provider.

•

Global Banking and Markets acted as Mandated Lead Arranger on a 5-year US$547 million financing for Mexican Company Grupo R’s La Muralla IV drilling rig project in the Gulf of Mexico. The Bank also acted as Hedge Provider for this project with a 5-year interest rate swap.

Scotiabank’s Bright Future Program in Action

•	Scotiabank made a donation to support the launch of Catalyst in Mexico. This is an investment in Catalyst’s global operation which aims to expand opportunities for women and business.
•

Scotiabank, through its Canadian Eco Living Program, launched a Home Energy Savings Calculator – a free online tool that gives users a customized water and energy savings plan based on unique details of their home.

4    Scotiabank Third Quarter Report 2012

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with International Financial Reporting Standards (IFRS), are not defined by IFRS and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used throughout this report and defined below.

Assets under administration (AUA)

AUA are assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank’s statement of financial position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution, securities trade settlements, customer reporting, and other similar services.

Assets under management (AUM)

AUM are assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank’s consolidated statement of financial position. Some AUM are also administered assets and are therefore included in assets under administration, under these circumstances.

Adjusted diluted earnings per share

The adjusted diluted earnings per share is calculated by adjusting the diluted earnings per share to add back the non-cash, after-tax amortization of intangible assets.

Economic equity and return on economic equity

For internal reporting purposes, the Bank attributes capital to its business segments based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. Return on economic equity for the business segments is calculated as a ratio of Adjusted Net Income of the business segment and the economic equity attributed. Adjusted Net Income is net income attributable to common shareholders adjusted for the incremental cost of non-common equity capital instruments.

Core banking margin (TEB)

This ratio represents net interest income (on a taxable equivalent basis) on average earning assets excluding bankers acceptances and total average assets relating to the Global Capital markets business within Global Banking and Markets. This is consistent with the fact that net interest income from trading operations is recorded in revenues from trading operations included in other operating income.

Banking margin on average total assets (TEB)

The banking margin represents net interest income (on a taxable equivalent basis) on average total assets excluding average total assets relating to Global Capital markets business within Global Banking and Markets.

Operating leverage (TEB)

The Bank defines operating leverage as the rate of growth in total revenue (on a taxable equivalent basis), less the rate of growth in operating expenses.

Productivity ratio (TEB)

Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents operating expenses as a percentage of total revenue (TEB).

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of common shareholders’ equity. The Bank calculates its return on equity using average common shareholders’ equity.

Tangible common equity to risk-weighted assets

Tangible common equity to risk-weighted assets is an important financial measure for rating agencies and the investing community. Tangible common equity is total common equity plus non-controlling interests in subsidiaries, less goodwill and unamortized intangible assets (net of taxes). Tangible common equity is presented as a percentage of risk-weighted assets. Regulatory capital ratios, such as Tier 1 and Total Capital ratios, have standardized meanings as defined by the Office of the Superintendent of Financial Institutions Canada.

Scotiabank Third Quarter Report 2012    5

MANAGEMENT’S DISCUSSION & ANALYSIS

Taxable equivalent basis

The Bank analyzes net interest income, other operating income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or other operating income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and other operating revenue arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. For purposes of segmented reporting, a segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment. The TEB gross up to net interest income, other operating income, total revenue, and provision for income taxes are presented below:

	For the three months ended			For the nine months ended
TEB Gross up ($ millions)	July 31 2012	April 30 2012	July 31 2011	July 31 2012	July 31 2011
Net interest income	$5	$3	$6	$13	$16
Other operating income	72	66	67	201	197
Total revenue and provision for income taxes	$77	$69	$73	$214	$213

Transition to International Financial Reporting Standards

The Bank has adopted International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board effective November 1, 2011. The accompanying condensed interim consolidated financial statements for the three months ended July 31, 2012 have been prepared in accordance with IAS 34, Interim Financial Reporting. Previously, the consolidated financial statements were prepared in accordance with Canadian GAAP (CGAAP). The adoption of IFRS did not require significant changes to the Bank’s disclosure controls and procedures. The notes to the condensed interim consolidated financial statements bridge prior financial statement disclosures under CGAAP and IFRS, and are designed to assist the reader in understanding the nature and quantum of differences between them.

For an overview of the impacts of the adoption of IFRS, including a description of accounting policies selected, refer to Note 3 – Significant accounting policies and Note 32, First-time adoption of IFRS of the condensed interim consolidated financial statements. Note 32 includes a discussion of the transitional elections and exemptions under IFRS 1 and detailed reconciliations of the Bank’s Interim Consolidated Financial Statements previously prepared under Canadian GAAP to those under IFRS.

In addition, further information on the transitional impacts is included on pages 83 to 89 of the Bank’s 2011 Annual Report.

6    Scotiabank Third Quarter Report 2012

MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance and Financial Condition	August 28, 2012

Financial results

Scotiabank’s net income for the third quarter was $2,051 million compared to $1,303 million in the same period last year and $1,460 million last quarter. Large notable items this quarter included an after-tax gain on the sale of real estate in Toronto (Scotia Plaza) of $614 million and an increase in the collective allowance for credit losses on performing loans of $100 million, or $74 million net of taxes.

Diluted earnings per share were $1.69, compared to $1.10 in the same period a year ago and $1.15 last quarter.

Return on equity was strong at 24.6%, compared to 19.1% last year and 18.6% last quarter.

Impact of foreign currency translation

The table below reflects the impact of foreign currency translation on the year-over-year and quarter-over-quarter change in key income statement items. The impact of foreign currency translation was not significant quarter over quarter or year over year.

($ millions except per share amounts)	For the three months ended		For the nine months ended
	Jul. 31, 2012 vs. Jul. 31, 2011	Jul. 31, 2012 vs. Apr. 30, 2012	Jul. 31, 2012 vs. Jul. 31, 2011
U.S./Canadian dollar exchange rate (average)
July 31, 2012	$1.017	$1.017	$1.011
April 30, 2012		$0.994
July 31, 2011	$0.968		$0.982
% change	5%	2%	3%
Impact on income:
Net interest income	$14	$10	$18
Net fee and commission revenues	6	5	6
Other operating income	3	2	8
Operating expenses	(4)	(3)	4
Other items (net of tax)	(3)	(2)	(7)
Net income	$16	$12	$29
Earnings per share (diluted)	$0.01	$0.01	$0.03
Impact by business line:
Canadian Banking	$3	$1	$3
International Banking	8	7	8
Global Wealth Management	4	2	5
Global Banking and Markets	2	2	7
Other	$(1)	$–	$6

Q3 2012 vs Q3 2011

Net income

Scotiabank’s net income was $2,051 million in the third quarter, an increase of $748 million or 57% from $1,303 million in the same period last year. The year-over-year growth included two large notable items: an after-tax gain on the sale of real estate of $614 million and an increase in the collective allowance for credit losses on performing loans of $100 million, or $74 million, net of taxes. The remaining growth of $208 million or 16% was driven by solid organic growth and increased contributions from recent acquisitions, which resulted in greater net interest income and fee revenues. Strong trading revenues also contributed to the growth. These increases were partially offset by higher operating expenses, lower net gains on investment securities, and higher provisions for credit losses.

Total revenue

Total revenue (on a taxable equivalent basis) was $5,589 million this quarter, up $1,218 million or 28% from the same period last year. A substantial portion of the increase was due to the real estate gain. The remaining increase of $491 million or 11% was partly from acquisitions, which contributed $274 million. As well, there was higher net interest income from asset growth, stronger trading revenues and increased lending fees. These were partly offset by lower net gains on investment securities.

Net interest income

Net interest income (on a taxable equivalent basis) was $2,572 million, up $270 million or 12% over the same quarter last year. Acquisitions contributed $198 million to this growth. The underlying increase was due mainly to asset growth in residential mortgages, consumer auto and commercial lending in Canada as well as diversified loan growth in International Banking. An increase in the core banking margin also contributed to the higher net interest income.

The Bank’s core banking margin was 2.33%, compared to 2.31% last year. The increase in the margin was primarily from the acquisitions in Colombia and Uruguay and higher margins in Asia and Peru. This was partly offset by the higher level of low-yielding deposits with banks, and lower margins in Canadian Banking and Mexico.

Net fee and commission revenues

Net fee and commission revenues of $1,563 million were up $96 million or 7% from the same period last year. The growth was attributable primarily to an increase in banking fees from credit cards and deposit services in both the existing

Scotiabank Third Quarter Report 2012    7

MANAGEMENT’S DISCUSSION & ANALYSIS

businesses and from recent acquisitions. Non-trading foreign exchange revenues were also up. Partially offsetting these increases were lower underwriting and advisory fees, and reduced brokerage revenues.

Other operating income

Other operating income (on a taxable equivalent basis) was $1,454 million, up $852 million or 142% from the same period last year, due substantially to the real estate gain of $727 million. The remaining growth was attributed mainly to strong capital markets revenues in the fixed income, commodities and precious metals businesses. There was also higher insurance underwriting income. This quarter also benefitted from a gain on the disposition of a non-strategic leasing business. Partly offsetting the increases were lower net gains on investment securities.

Provision for credit losses

The provision for credit losses was $402 million this quarter, up $152 million from the same period last year. The year-over-year increase was due primarily to an increase of $100 million in the collective allowance on performing loans. There were higher provisions in International Banking and Global Banking and Markets, partially offset by lower provisions in the Canadian commercial portfolio. Further discussion on credit risk is provided on page 10.

Operating expenses and productivity

Operating expenses of $2,618 million were $270 million or 11% above last year. Acquisitions accounted for $138 million of the growth. The remaining increase was in remuneration expenses that reflected higher year-over-year staffing levels and merit increases, as well as growth in performance-based compensation in line with a stronger operating performance. The increases in other expense categories reflected the Bank’s growth initiatives.

The Bank’s productivity ratio was 46.9% this quarter, compared to 53.7% for the same period last year. Excluding the real estate gain this quarter, the productivity ratio was 53.9%, while the year-over-year operating leverage was a slight negative 0.3%.

Taxes

The effective tax rate for this quarter was 17.7% compared to 23.3% in the same quarter last year. This decrease was due primarily to lower taxes on the real estate gain, a decline in the statutory tax rate in Canada, lower non-deductible expenses and a recovery in a foreign subsidiary.

Q3 2012 vs Q2 2012

Net income

Net income of $2,051 million was up $591 million or 40% from last quarter’s $1,460 million. Adjusting for the real estate gain on the sale of Scotia Plaza and the increase in the collective allowance for credit losses on performing loans, the remaining growth was $51 million or 4% quarter-over-quarter. This growth arose from higher net interest income, contributions from recent acquisitions, stronger transaction-based fees, solid trading revenues, and the impact of a lower effective income tax rate. These items were partly offset by lower net gains on investment securities and a reduction in brokerage fees and underwriting revenues.

Total revenue

Total revenue (on a taxable equivalent basis) of $5,589 million was up $816 million or 17% from last quarter’s $4,773 million, mostly due to the real estate gain. The remaining 2% growth was driven by solid net interest income from two additional days in the quarter, higher transaction based fees and stronger trading revenues. These increases were partly offset by lower brokerage and underwriting fees, driven by weaker equity markets, and a decline in net gains on investment securities.

Net interest income

Net interest income (on a taxable equivalent basis) grew to $2,572 million from $2,484 million last quarter. The quarter-over-quarter increase was attributable to asset growth, with increases in residential mortgages, personal lending and business and government loans and two additional days in the quarter. These increases were partly offset by a decline in the core banking margin to 2.33% from 2.37% last quarter.

The quarter-over-quarter decline in the core banking margin was due to higher volumes of low-yielding deposits with banks, a slight reduction in the margin in several international regions and in Canadian Banking.

Net fee and commission revenues

Compared to the previous quarter, net fee and commission revenue of $1,563 million was down $14 million or 1%. The increase in transaction-based banking fees due to two additional days was more than offset by lower brokerage and investment banking revenues.

Other operating income

Compared to the previous quarter, other operating income (on a taxable equivalent basis) of $1,454 million was up $742 million or 104%, primarily from the real estate gain of $727 million. Also contributing, were higher trading revenues

8    Scotiabank Third Quarter Report 2012

MANAGEMENT’S DISCUSSION & ANALYSIS

in the fixed income business, together with the gain on sale of a leasing business. Partially offsetting this growth was a decline in net gains on investment securities and lower income from associated corporations.

Provision for credit losses

The provision for credit losses was $402 million this quarter, up $138 million from the prior quarter. The quarter-over-quarter increase in provisions was due primarily to an increase of $100 million in the collective allowance on performing loans, and higher provisions in International Banking and Global Banking and Markets. Further discussion on credit risk is provided on page 10.

Operating expenses and productivity

Operating expenses of $2,618 million were $53 million higher than last quarter. The increase was due primarily to remuneration-related expenses reflecting two additional days in the quarter and higher stock-based compensation in line with business performance.

The productivity ratio was 46.9% this quarter, or 53.9% adjusted for the real estate gains, compared to 53.7% last quarter.

Taxes

The effective tax rate for this quarter was 17.7% compared to 22.2% in the prior quarter. This decrease was due primarily to lower taxes on the gain on sale of Scotia Plaza, lower non-deductible expenses and a tax recovery in a foreign subsidiary.

Year-to-date Q3 2012 vs Year-to-date Q3 2011

Net income

Net income for the nine months was $4,947 million, up $774 million or 19% from the same period last year. The current period included real estate gains of $708 million and an increase in the collective allowance on performing loans of $74 million after tax, while last year’s results benefitted from a non-recurring acquisition-related gain of $286 million and foreign exchange gains of $98 million. Adjusting for these items, net income was up $524 million, or 14%, due primarily to contributions from acquisitions, growth in net interest income, higher insurance and wealth management revenues, stronger trading results and increased transaction-based banking fees. These items were partly offset by higher operating expenses and lower net gains on investment securities.

Total revenue

For the nine-months, total revenue (on a taxable equivalent basis) of $15,051 million was up $1,753 million or 13% from the same period last year, partly from the real estate gains in the current year partially offset by the non-recurring gains last year. Acquisitions accounted for $795 million of the growth. The remaining increases were due mainly to strong interest income from asset growth, higher transaction-based fees and increased wealth management revenues. There were also stronger capital markets revenues across all businesses, as well as higher insurance underwriting income. These items were partly offset by lower net gains on investment securities.

Net interest income

Year-to-date net interest income (on a taxable equivalent basis) was $7,436 million, up $735 million or 11% from the same period last year. This increase was attributable to growth in Canadian residential mortgages and diversified loan growth in International Banking, including the contribution of recent acquisitions in Colombia and Uruguay. These increases were partly offset by a slightly lower core banking margin.

The year-to-date core banking margin of 2.32% declined two basis points from the same period last year due mainly to growth in low-spread deposits with banks and a lower Canadian Banking margin. These factors were partly offset by the higher margin assets from the acquisition in Colombia.

Net fee and commission revenues

Compared to the same period last year, net fee and commission revenues of $4,640 million were up $402 million or 9%. Banking fees increased significantly reflecting higher credit card and other transaction-based revenues and increased lending fees from existing operations and acquisitions. Wealth management revenues were also up, from both acquisitions and expansion of existing businesses. These increases were partly offset by lower underwriting fees.

Other operating income

For the nine-month period, other operating income (on a taxable equivalent basis) was $2,975 million, an increase of $616 million or 26% from the same period last year, due primarily to the real estate gains in the current year, partly offset by non-recurring gains in the prior year. Also contributing to the increase were strong capital markets results across all businesses and higher insurance underwriting income. These increases were partly offset by lower net gains on investment securities.

Scotiabank Third Quarter Report 2012    9

MANAGEMENT’S DISCUSSION & ANALYSIS

Provision for credit losses

For the nine-month period, total provisions for credit losses were $931 million, up $136 million from $795 million during the same period last year. The prior year included a reduction in the collective allowance on performing loans of $30 million compared to an increase of $100 million this year. In addition, there were higher provisions in the International Banking and Global Banking and Markets portfolios, offset by decreases in Canadian Banking portfolios. Further discussion on credit risk is provided on page 10.

Operating expenses and productivity

For the nine-month period, operating expenses were $7,690 million, up $698 million or 10% from $6,992 million last year. Recent acquisitions accounted for $468 million of the increase. The remaining growth of $230 million, or 3% was due mainly to higher remuneration-related expenses as a result of increased staffing levels, annual merit increases and higher performance-based compensation. Pension and benefits expenses were up this year, as the prior year included a $35 million benefit from the final wind-up and settlement of a subsidiary’s pension plan. These increases were partly offset by lower stock-based compensation. The remaining growth across the expense categories was to support ongoing growth initiatives.

The year-to-date productivity ratio was 51.1% compared to 52.6% for the same period last year. Operating leverage year over year was positive 3.2%. Adjusting for the real estate gains this year and non-recurring acquisition gain and foreign currency translation gains last year, the productivity ratio was 54.1% and the year-over-year operating leverage ratio was positive 0.4%.

Taxes

The year-to-date effective tax rate was 20.4%, compared to 21.2% for the same period last year. This decrease was due mainly to a reduction in the statutory tax rate in Canada and lower taxes on the gains on the sale of real estate assets. There were also lower taxes in foreign subsidiaries and a decline in non-deductible expenses. Partly offsetting these reductions was lower tax-exempt dividend income. Last year’s tax rate also benefitted from the non-recurring non-taxable acquisition-related gains.

Risk management

The Bank’s risk management policies and practices are unchanged from those outlined in pages 63 to 77 of the 2011 Annual Report, however additional market risk measures were implemented in the first quarter. Refer to Market Risk section on pages 14 to 15.

Credit risk

Provision for credit losses

Q3 2012 vs Q3 2011

The provision for credit losses was $402 million this quarter, compared to $250 million in the same period last year. The collective allowance for credit losses on performing loans increased by $100 million this year compared to a reduction of $30 million last year. The Bank increased its collective allowance on performing loans this quarter in light of weakening economic forecasts and continuing global uncertainty. As a result, the Bank’s coverage ratio of total allowances as a percentage of total loans and acceptances was 0.83% at July 31, 2012, among the highest of its peers.

The provision for credit losses was $118 million in Canadian Banking, down from $146 million in the same quarter last year. The lower provisions were primarily in the commercial businesses.

International Banking’s provision for credit losses was $168 million this quarter, compared to $126 million in the same period last year. The increase was due primarily to recent acquisitions in Colombia and Uruguay, higher retail provisions in Latin America as a result of asset growth, and softening market conditions. These were partially offset by lower provisions in the Caribbean and Central America. Commercial provisions were higher in Latin America and Asia, partially offset by lower provisions in the Caribbean and Central America. Overall, commercial provisions remained relatively low.

Global Banking and Markets’ provisions for credit losses were $15 million this quarter, compared to $8 million in the same period last year. The increase was primarily related to two accounts in the United States and was partially offset by lower provisions in Canada.

Global Wealth Management’s provision for credit losses was $1 million this quarter, compared to nil in the same period last year.

Q3 2012 vs Q2 2012

The provision for credit losses was $402 million this quarter, compared to $264 million in the previous quarter, including the increase in the collective allowance for credit losses on performing loans of $100 million this quarter.

The provision for credit losses was $118 million in Canadian Banking, down $2 million from the previous quarter. The decrease in provisions was broad based across most of Canadian Banking’s retail businesses.

International Banking’s provision for credit losses was $168 million this quarter, compared to $145 million last quarter. The increase was primarily related to higher retail provisions in Latin America, as a result of acquisitions, asset growth and softening market conditions. Commercial provisions remained relatively low.

10    Scotiabank Third Quarter Report 2012

MANAGEMENT’S DISCUSSION & ANALYSIS

Global Banking and Markets had provisions of $15 million this quarter, compared to recoveries of $1 million in the prior quarter. The increase in provisions was primarily attributable to two accounts in the United States.

Global Wealth Management’s provision for credit losses was $1 million this quarter, compared to nil in the prior quarter.

Year-to-date Q3 2012 vs Year-to-date Q3 2011

For the nine-month period, total provisions for credit losses were $931 million, up $136 million from $795 million during the same period last year. The year-over-year change in the collective allowance on performing loans was $130 million as there was an increase of $100 million this period compared to a reduction of $30 million last year.

The provision for credit losses was $374 million in Canadian Banking, down $83 million from the same period last year. The decrease in provisions was broad based across most of Canadian Banking’s retail and all commercial businesses.

International Banking’s provision for credit losses was $437 million, an increase of $86 million from $351 million in the same period last year. The increase was due primarily to higher retail provisions in Latin America, and higher commercial provisions in the Caribbean and Central America region. These increases were somewhat offset by moderately lower commercial provisions in Latin America.

Global Banking and Markets’ provision for credit losses was $19 million, up $3 million from $16 million in the same period last year primarily due to provisions in the United States.

Global Wealth Management’s provision for credit losses of $1 million was the same as the previous period.

Allowance for credit losses

The total allowance for credit losses increased to $2,862 million as at July 31, 2012 from $2,689 million as at October 31, 2011. In addition, the allowance for off-balance sheet credit risks classified as other liabilities was $184 million compared to $137 million last year.

The allowance for credit losses related to impaired loans increased to $1,590 million as at July 31, 2012 from $1,465 million as at October 31, 2011.

The allowance for credit losses related to performing loans was $1,272 million as at July 31, 2012 compared to $1,224 million as at October 31, 2011. The allowance for performing off-balance sheet credit exposures was $180 million as at July 31, 2012, compared to $128 million as at October 31, 2011 and are classified as other liabilities. In aggregate, the allowance for performing credit exposures increased by $100 million.

The allowance for credit losses in Canadian Banking decreased slightly to $668 million as at July 31, 2012 from $669 million as at October 31, 2011, with a decrease in the commercial portfolio due to reversals and write-offs, mostly offset by an increase in the retail portfolio.

In International Banking, the allowance for credit losses increased to $856 million from $747 million last year end, with new allowances in the Caribbean and Central America and Latin America, partially offset by reversals and write-offs.

Global Banking and Market’s allowance for credit losses rose to $66 million from $47 million as at October 31, 2011, primarily due to new provisions in the U.S., with smaller increases in Europe and Canada.

Impaired loans

Total gross impaired loans at July 31, 2012 were $3,609 million, up $60 million from October 31, 2011, attributable to increases in Global Banking and Markets, and the International retail portfolios, partially offset by decreases in International and Canadian commercial and Canadian retail portfolios.

Total net impaired loans at July 31, 2012 were $2,019 million, down $65 million from $2,084 million at October 31, 2011.

Total net impaired loans in Canadian Banking were $380 million, down from $451 million at October 31, 2011, primarily due to declines in retail impaired loans, mostly in residential mortgages and credit cards.

International Banking’s total net impaired loans decreased to $1,399 million from $1,563 million as at October 31, 2011 due to decreases in the commercial and retail portfolios.

In Global Banking and Markets, total net impaired loans were $229 million at July 31, 2012, compared to $59 million at the end of last year, due primarily to increases in two accounts in the U.S. and smaller increases in Canada and Europe.

Total net impaired loans for Global Wealth Management were unchanged from October 31, 2011 at $11 million.

Overview of loan portfolio

A large portion of the Bank’s loan portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower and geography. As at July 31, 2012, these loans amounted to $239 billion or 65% of the Bank’s total loans and acceptances outstanding. 93% of Canadian Banking’s portfolio is secured and 69% of International Banking’s portfolio is secured, both in line with the previous quarter. The Canadian residential mortgage portfolio was $153 billion of which $139 billion related to freehold properties and $14 billion related to condominiums. Of the Canadian residential mortgage portfolio, 60% is insured, and the uninsured portion has an average loan-to-value ratio of 57%.

With respect to loans to Canadian condominium developers, which have been an area of recent focus, the Bank had loans outstanding of $676 million. This is a high quality portfolio with well-known developers who have long term relationships with the Bank.

Scotiabank Third Quarter Report 2012    11

MANAGEMENT’S DISCUSSION & ANALYSIS

European exposures

As a result of the Bank’s broad international operations, the Bank has sovereign credit risk exposure to a number of countries. The Bank actively manages this sovereign risk, including the use of risk limits calibrated to the credit worthiness of the sovereign exposure. The current European exposure is provided below:

	As at July 31, 2012						April 30 2012	October 31 2011
	Loans and Loan Equivalents			Other
($ millions)	Loans and acceptances(1)	Letters of credit and guarantees(2)	Undrawn commitments(3)	Securities and deposits with banks(4)	Securities Financing Transactions (SFT) and derivatives(5)	Total European exposure	Total European exposure	Total European exposure
Gross exposures	$7,995	$1,615	$7,387	$11,924	$826	$29,747	$32,688	$30,438
Less: Undrawn commitments	–	–	7,387	–	–	7,387	6,950	7,946
Net funded exposure	$7,995	$1,615	$–	$11,924	$826	$22,360	$25,738	$22,492
(1)	Net all allowances for credit losses of $26. Gross and net values are equal as collateral is not posted against these exposures.
(2)	Letters of credit and guarantees are included as funded exposure as they have been issued.
(3)	Undrawn commitments represent an estimate of the contractual amount that may be drawn upon at the time of default of an obligor.
(4)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions. Gross and net values are equal as collateral is not posted against these exposures.
(5)	SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Net funded exposure represents all net positive positions after taking into account collateral. Collateral held against derivatives was $1,286 and collateral held against SFT was $7,121.

The Bank’s total gross European exposure as at July 31, 2012 was $29.7 billion (April 30, 2012 – $32.7 billion), with net funded exposure of $22.4 billion net of undrawn commitments and net collateral held (April 30, 2012 – $25.7 billion). Most of this quarter’s decrease was related to deposits with banks in Germany, France and the U.K.

The Bank believes that its European exposures are manageable, are sized appropriately relative to the credit worthiness of the counterparties (81% of the exposures are to investment grade counterparties based on a combination of internal and external ratings), and are modest relative to the capital levels of the Bank. The Bank’s European exposures are carried at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There have been no significant events since October 31, 2011 that have materially impacted the Bank’s reported amounts.

Below is the funded exposures related to all European countries:

	As at
	July 31, 2012					April 30 2012	October 31 2011
($ millions)	Sovereign	Bank	Corporate(1)	Total		Total	Total
Greece	$–	$–	$404	$404		$405	$348
Ireland	144	90	88	322		357	341
Italy	59	646	166	871		1,002	1,206
Portugal	–	27	24	51		25	95
Spain	31	393	38	462		679	652
Total GIIPS	$234	$1,156	$720	$2,110		$2,468	$2,642

U.K.	2,978	1,589	4,275	8,842		9,855	7,151
Germany	653	831	1,302	2,786		5,398	3,988
France	1,078	859	784	2,721		2,121	2,364
Netherlands	11	580	588	1,179		1,635	1,749
Switzerland	–	1,243	765	2,008		1,594	1,594
Other	464	1,067	1,183	2,714		2,667	3,004
Total Non-GIIPS	$5,184	$6,169	$8,897	$20,250		$23,270	$19,850
Total Europe	$5,418	$7,325	$9,617	$22,360	(2)	$25,738	$22,492
Total Europe as at April 30, 2012	$5,686	$10,208	$9,844	$25,738
Total Europe as at October 31, 2011	$3,017	$8,529	$10,946	$22,492
(1)	Corporate includes financial institutions that are not banks.
(2)	Includes $175 in exposure to supra-national agencies.

12    Scotiabank Third Quarter Report 2012

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s exposure to certain European countries that have come under recent focus – Greece, Ireland, Italy, Portugal or Spain (GIIPS) – is not significant. As of July 31, 2012, the Bank’s current funded exposure to the GIIPS sovereign entities, as well as banks and non-bank financial institutions and corporations domiciled in these countries, totaled approximately $2.1 billion, down from $2.5 billion from last quarter.

Specific to GIIPS, the Bank’s sovereign exposure to Ireland was $144 million as at July 31, 2012. This included central bank deposits of $50 million arising from regulatory reserves to support the Bank’s operations in Ireland. The Bank was net long securities in sovereign exposures to Italy ($59 million) and Spain ($31 million); the Bank had no sovereign securities holdings of Greece or Portugal.

The Bank had exposures to Italian banks of $646 million, as at July 31, 2012 (April 30, 2012 - $703 million), primarily related to short-term precious metals trading and lending activities. Greek exposure related primarily to secured loans to shipping companies.

The Bank’s exposures are distributed as follows:

	As at
	July 31, 2012					April 30 2012	October 31 2011
($ millions)	Loans and loan equivalents	Deposits with banks	Securities	SFT and derivatives	Total	Total	Total
Greece	$405	$–	$(1)	$–	$404	$405	$348
Ireland	22	65	160	75	322	357	341
Italy	540	1	327	3	871	1,002	1,206
Portugal	21	–	30	–	51	25	95
Spain	391	1	67	3	462	679	652
Total GIIPS	$1,379	$67	$583	$81	$2,110	$2,468	$2,642

U.K.	3,490	3,303	1,587	462	8,842	9,855	7,151
Germany	1,175	363	1,204	44	2,786	5,398	3,988
France	584	171	1,952	14	2,721	2,121	2,364
Netherlands	425	32	637	85	1,179	1,635	1,749
Switzerland	1,040	411	525	32	2,008	1,594	1,594
Other	1,517	73	1,016	108	2,714	2,667	3,004
Total Non-GIIPS	$8,231	$4,353	$6,921	$745	$20,250	$23,270	$19,850
Total Europe	$9,610	$4,420	$7,504	$826	$22,360	$25,738	$22,492

Scotiabank Third Quarter Report 2012    13

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s securities exposures are recorded on a fair value basis. Securities exposures to European sovereigns and banks (excluding GIIPS) were $5.5 billion as at July 31, 2012 (April 30, 2012 – $4.8 billion), predominately related to United Kingdom, Germany and France issuers. Substantially all holdings have strong market liquidity.

The majority of the current funded credit exposure is in the form of funded loans which are recorded on an accrual basis. As well, there is credit exposure to clients which arises from client-driven derivative transactions and securities financing transactions (reverse repurchase agreements, repurchase agreements, and security lending and borrowing). Over-the-counter (OTC) derivative counterparty exposures are recorded on a fair value basis and SFT are recorded on an accrual basis.

Total undrawn commitments to corporations were $4.4 billion as at July 31, 2012 (April 30, 2012 – $4.1 billion). As well, as part of its lending activities to its corporate customers, the Bank may issue letters of credit on behalf of other banks in a syndicated bank lending arrangement. As at July 31, 2012, these undrawn commitments with banks amounted to $2.8 billion (April 30, 2012 – $2.7 billion). Undrawn commitments are detailed further by country in the table below.

The Bank has indirect exposure to Europe within the securities portfolio in the form of exposures to non-European entities wherein their parent company is domiciled in Europe, and by way of letters of credit or guarantees from entities in European countries to entities in countries outside of Europe. Included in the indirect securities exposure was $39 million related to GIIPS; $61 million to the United Kingdom; and $166 million to Germany. Indirect exposure by way of letters of credit totaled $985 million at July 31, 2012 (April 30, 2012 - $782 million); of which $216 million was indirect exposure to GIIPS. Indirect exposure is managed through our credit risk management framework, with a robust assessment of the counterparty. Total indirect exposures are further detailed by country in the table below.

	Undrawn Commitments		Indirect Exposure
($ millions)	July 31 2012	April 30 2012	July 31 2012	April 30 2012
Greece	$66	$12	$–	$–
Ireland	30	28	6	4
Italy	41	51	105	156
Portugal	0	2	21	24
Spain	193	253	123	185
Total GIIPS	$330	$346	$255	$369

U.K.	2,914	2,877	223	232
Germany	813	710	255	216
France	883	906	220	156
Netherlands	832	748	86	86
Switzerland	697	515	149	129
Other	918	848	148	124
Total Non-GIIPS	$7,057	$6,604	$1,081	$943
Total Europe	$7,387	$6,950	$1,336	$1,312

The Bank does not use credit default swaps (CDS) as a risk mitigation technique to reduce its sovereign debt exposures. With respect to banks and non-bank financial institutions and corporations, the Bank may on occasion use CDS to partially offset its funded loan exposures. Specific to GIIPS, as at July 31, 2012, the Bank had CDS protection on the funded exposure on only one Spanish corporation in the amount of $45 million. As part of the trading portfolio, the Bank may purchase or sell CDS. All exposures, including CDS, are subject to risk limits and ongoing monitoring by the Bank’s independent risk management department.

Like other banks, Scotiabank also provides settlement and clearing facilities for a variety of clients in these countries and actively monitors and manages these intra-day exposures. However, Scotiabank has no funded exposure in these countries to retail customers or small businesses.

Market risk

Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. VaR includes both general market risk and debt specific risk components. The Bank also calculates a Stressed VaR measure.

	Average for the three months ended
VaR by risk factor ($ millions)	July 31 2012	April 30 2012	July 31 2011
Interest rate	$12.2	$12.0	$10.0
Equities	2.1	3.0	5.3
Foreign exchange	0.9	1.1	0.9
Commodities	2.3	3.0	1.9
Debt specific	15.3	13.8	9.9
Diversification effect	(12.8)	(14.6)	(12.5)
All Bank VaR	$20.0	$18.3	$15.5
All Bank Stressed VaR	$38.6	$34.9	$27.0

14    Scotiabank Third Quarter Report 2012

MANAGEMENT’S DISCUSSION & ANALYSIS

In the third quarter of 2012, the average one-day total VaR was $20.0 million, an increase from $18.3 million in the previous quarter, primarily due to higher debt specific risk.

The average one-day total Stressed VaR during the quarter increased from $34.9 million to $38.6 million, due to increased debt specific risk. Stressed VaR uses the same basic methodology as the VaR. However, Stressed VaR is calculated using market volatility from a one-year time frame identified as a stressful period given the risk profile of the trading portfolio.

There were five trading loss days in the third quarter, compared to one day in the previous quarter. The losses were well within the range predicted by VaR. The quality and accuracy of the VaR models is validated by backtesting, which compares daily actual and theoretical profit and loss with the daily output of the VaR model.

Incremental Risk Charge and Comprehensive Risk Measure

The new Basel market risk capital requirements effective in 2012 include Incremental Risk Charge (IRC) and Comprehensive Risk Measure (CRM) which capture the following:

•	Default risk – This is the potential for direct losses due to an obligor’s default, as well as the potential for indirect losses that may arise from a default event; and
•

Credit migration risk – This is the potential for direct losses due to an internal or external rating downgrade or upgrade as well as the potential for indirect losses that may arise from a credit migration event.

A Monte Carlo simulation tool is used for the obligors underlying the CDS and bond portfolios to perform default and migration simulations which are then applied to revalue the instruments. Both IRC and CRM are calculated at the 99.9th percentile with a one year liquidity horizon. The CRM in correlation trading also uses a market simulation model to capture historical price movements.

During the quarter, the market risk capital requirement for IRC was $156 million, a decrease from $218 million in the previous quarter. The decline was due to reduced credit exposure. CRM was $303 million compared to $282 million in the previous quarter. The CRM includes a $132 million capital surcharge.

Validation of new models

Prior to the implementation of new market risk capital models substantial validation and testing is conducted.

Validation is conducted when the model is initially developed and when any significant changes are made to the model. The validation is also conducted on a periodic basis but especially where there have been any significant structural changes in the market or changes to the composition of the portfolio.

Model validation includes backtesting, and additional tests such as:

•	Tests to demonstrate whether assumptions made within the internal model are appropriate;
•	Impact tests, including stress testing, that are carried out using hypothetical changes in portfolio value that would occur under different market conditions; and
•	The use of hypothetical portfolios to ensure that the model is able to capture concentration risk that may arise in an undiversified portfolio.

Liquidity risk

The Bank maintains large holdings of liquid assets to support its operations. These assets generally can be sold or pledged to meet the Banks’ obligations. As at July 31, 2012, liquid assets were $215 billion or 32% of total assets, compared to $219 billion or 33% of total assets as at April 30, 2012. The mix of these assets between securities and other liquid assets, including cash and deposits with banks, was 66% and 34%, respectively (April 30, 2012 – 64% and 36%, respectively). The decrease in liquid assets was mainly attributable to a decrease in deposit with banks balances, partly offset by an increase in the securities portfolio. Included in liquid assets are mortgage backed securities which for accounting purposes are classified as residential mortgages.

In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be pledged under repurchase agreements. As at July 31, 2012, total assets pledged were $135 billion, compared to $134 billion as at April 30, 2012. The quarter-over-quarter change is largely explained by a slight increase in pledging activities to support the Bank’s covered bond program and the OTC derivative transactions, offset by a slight reduction in repurchase agreements activity. In some over-the-counter derivative contracts, the Bank would be required to post additional collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies.

Regulatory developments

The Bank continues to respond to global regulatory developments, such as capital and liquidity requirements under the Basel Committee on Banking Supervision global standards (Basel III), over-the-counter derivatives reform, new consumer protection measures and specific financial reforms, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Bank actively monitors these and other developments and is working to ensure business impacts, if any, are minimized.

Scotiabank Third Quarter Report 2012    15

MANAGEMENT’S DISCUSSION & ANALYSIS

Financial position

The Bank’s total assets at July 31, 2012 were $670 billion, up $76 billion or 13% from October 31, 2011. The impact of foreign currency translation was not significant.

Cash and deposits with banks grew by $17 billion, due mainly to increases in interest bearing deposits with central banks in the United States and the United Kingdom.

Securities purchased under resale agreements increased by $12 billion.

Trading assets rose $18 billion from October 31, 2011, primarily in trading securities which were up $19 billion from higher holdings of Canadian and United States government debt and equities.

As at July 31, 2012, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges is taken into account, was $823 million, an increase of $87 million from October 31, 2011.

Loans increased $29 billion or 9% from October 31, 2011. Business and government loans rose $15 billion due mainly to growth in Latin America, including the acquisition of Banco Colpatria in Colombia, and growth in Global Banking and Markets, mainly in the United States. In retail lending, residential mortgages increased $10 billion due primarily to growth in Canada. Personal and credit card loans rose $4 billion due mainly to Banco Colpatria and growth in Canada.

Total liabilities were $631 billion as at July 31, 2012, up $69 billion or 12% from October 31, 2011.

Total deposits increased by $40 billion. Personal deposits grew by $5 billion primarily from growth in high interest deposits in Canada and the acquisition of Banco Colpatria. Business and government deposits increased $28 billion mainly in the United States and from the inclusion of Banco Colpatria. Deposits by banks increased $7 billion in the United States and Asia.

Obligations related to securities sold under repurchase agreements and obligations related to securities sold short grew by $24 billion and $5 billion, respectively. Derivative instrument liabilities decreased $2 billion, which was similar to the decrease in derivative instrument assets.

Total equity increased $6,246 million from October 31, 2011. This increase was driven by internal capital generation of $2,832 million, the issuance of common shares of $2,827 million including a public offering of $1,628 million, $518 million for the purchase of Banco Colpatria, as well as $669 million through the Dividend Reinvestment Plan and the exercise of options.

The accumulated other comprehensive loss decreased $356 million due to improvements in unrealized foreign exchange losses on the Bank’s investments in its foreign operations, lower unrealized losses on cash flow hedges and higher unrealized gains on available-for-sale securities.

Non-controlling interests in subsidiaries increased $292 million due primarily to the acquisition of Banco Colpatria.

Capital management

Scotiabank is committed to maintaining a solid capital base to support the risks associated with its diversified businesses. The Bank’s capital management framework includes a comprehensive internal capital adequacy assessment process (ICAAP), aimed at ensuring that the Bank’s capital is more than adequate to meet current and future risks and achieve its strategic objectives. Key components of the Bank’s ICAAP include sound corporate governance; establishing risk-based capital targets; managing and monitoring capital, both currently and prospectively; and utilizing appropriate financial metrics which relate risk to capital, including regulatory capital measures. The Bank’s capital management practices are unchanged from those outlined on pages 42 to 47 of the 2011 Annual Report.

Common shares issued under public offering

On February 9, 2012, the Bank completed its public offering of 33 million common shares, at a price of $50.25 per common share. As a result of the public offering, the Bank recorded an increase to equity – common shares of $1,628 million, net of transaction costs and related tax of $30 million.

Capital ratios

Bank regulatory capital consists of two components – Tier 1 capital, which is more permanent, and Tier 2 capital, as follows:

	As at
($ millions)	July 31 2012		April 30 2012		Canadian GAAP(1) October 31 2011
Tier 1 capital	$31,874		$30,974		$28,489
Tier 2 capital	$4,584		$4,446		$4,044
Total regulatory capital	$36,458		$35,420		$32,533
Total risk-weighted assets	$252,399		$252,862		$233,970
Capital ratios
Tier 1 capital ratio	12.6%		12.2%		12.2%
Total capital ratio	14.4%		14.0%		13.9%
Assets-to-capital multiple	17.2	x	17.5	x	16.6	x
(1)	The October 31, 2011 ratios have not been restated as they represent the actual ratios reported in that period for regulatory purposes.

The Bank continues to maintain a strong capital position. The Tier 1 and Total capital ratios as at July 31, 2012 were 12.6% and 14.4%, respectively, up from 12.2% and 14.0% as at April 30, 2012.

16    Scotiabank Third Quarter Report 2012

MANAGEMENT’S DISCUSSION & ANALYSIS

Increases in the capital ratios this quarter were due to strong internal capital generation including the gain from the sale of Scotia Plaza, partly offset by the Bank’s redemption of $750 million of capital instruments – trust securities, and the continued phase-in of the transition to IFRS for regulatory capital purposes.

The tangible common equity ratio as at July 31, 2012 was significantly higher at 10.2%, up from 9.4% as at April 30, 2012, due to the strong internal capital generation.

Basel III

On December 16, 2010, the Basel Committee on Banking Supervision (BCBS) published the final revised capital adequacy rules, commonly referred to as Basel III, that increases capital requirements and introduces an internationally harmonized leverage ratio. Overall, the Basel III rules will increase regulatory deductions from common equity and result in higher risk-weighted assets for the Bank. Per BCBS, the increased capital requirements are to be phased-in commencing January 1, 2013 through January 1, 2019. By January 2019, the Basel III rules will require a minimum common equity tier 1 ratio (CET1) of 4.5% plus a capital conservation buffer of 2.5%, collectively 7% of risk-weighted assets.

OSFI has indicated that it expects deposit-taking institutions to meet the Basel III capital requirements, including a 7% common equity ratio target, by the first quarter of 2013, based on an application of the full 2019 Basel III rules text without transitional phase-in provisions. As at July 31, 2012, based on current assumptions and interpretations of the rules, the Bank exceeds such expectations, as its common equity tier 1 ratio is well within the Bank’s objective of 7%-7.5%.

Common dividend

The Board of Directors, at its meeting on August 27, 2012, approved a dividend of 57 cents per share, an increase of 2 cents per share. This quarterly dividend applies to shareholders of record as of October 2, 2012 and is payable October 29, 2012.

Financial instruments

Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section on page 10. The methods of determining the fair value of financial instruments are detailed on pages 50 to 51 of the 2011 Annual Report. Management’s judgment on valuation inputs is necessary when observable market data is not available, and in the selection of appropriate valuation and pricing models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded. During the quarter, changes in the fair value of financial instruments generally arose from normal economic, industry and market conditions.

Total derivative notional amounts were $2,709 billion as at July 31, 2012, compared to $2,742 billion as at April 30, 2012. The percentage of derivatives held for trading and those held for non-trading or asset liability management was generally unchanged. The credit equivalent amount, after taking master netting arrangements into account, was $20.7 billion, compared to $21.1 billion in the previous quarter.

Selected credit instruments

A complete discussion of selected credit instruments which markets regarded as higher risk during the financial crisis was provided on pages 51 to 52 of the Bank’s 2011 Annual Report. This disclosure provided a detailed discussion on the nature and extent of the Bank’s exposures.

Collateralized debt obligations and collateralized loan obligations

Non-trading portfolio

As at July 31, 2012, the carrying value of cash-based CDOs and CLOs reported as loans on the Consolidated Statement of Financial Position was $823 million (April 30, 2012 – $818 million; October 31, 2011 – $867 million). The fair value was $666 million (April 30, 2012 – $672 million; October 31, 2011 – $637 million). None of these cash-based CDOs and CLOs are classified as impaired loans. The overall risk profile of cash-based CDOs and CLOs has not changed significantly since April 30, 2012 and October 31, 2011.

The Bank’s remaining exposure to synthetic CDOs and CLOs was $66 million as at July 31, 2012 (April 30, 2012 – $109 million; October 31, 2011 – $99 million). For the three months ended July 31, 2012, the Bank recorded a pre-tax gain of $6 million in net income for changes in fair value of synthetic CDOs and CLOs (second quarter of 2012 – pre-tax gain of $7 million; third quarter of 2011 – pre-tax loss of $4 million). The change in fair value of the synthetic CDOs and CLOs was mainly driven by the repayment of certain CLOs, partially offset by an improvement in the fair value due to the tightening of credit spreads. The overall risk profile of synthetic CDOs and CLOs has not changed significantly since April 30, 2012 and October 31, 2011.

Trading portfolio

The Bank holds synthetic CDOs in its trading portfolio as a result of legacy transactions with clients and other financial institutions. These trading exposures have been hedged and

Scotiabank Third Quarter Report 2012    17

MANAGEMENT’S DISCUSSION & ANALYSIS

are subject to risk limits and ongoing monitoring by the Bank’s independent risk management department.

The risk profile of the Bank’s CDOs outstanding has not changed significantly from April 30, 2012 and October 31, 2011.

Off-balance sheet arrangements

In the normal course of business, the Bank enters into contractual arrangements that are not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: special purpose entities (SPEs) and guarantees and other commitments. No material contractual obligations were entered into this quarter by the Bank that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year.

For a complete discussion of these types of arrangements, please refer to pages 47 to 50 of the Bank’s 2011 Annual Report.

Special purpose entities

The Bank sponsors two Canadian-based multi-seller conduits that are not consolidated.

These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper. A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, the Bank is not obliged to purchase defaulted assets.

Under IFRS, exposure to the conduits does not give the Bank the obligation to absorb losses or receive benefits that could potentially be significant to the conduit, which results in the Bank not consolidating the conduits.

Total liquidity facilities provided to these conduits were $2.8 billion as at July 31, 2012 (April 30, 2012 – $2.8 billion; October 31, 2011 – $2.4 billion). As at July 31, 2012, total commercial paper outstanding for these conduits was $2.4 billion (April 30, 2012 – $1.9 billion; October 31, 2011 – $1.7 billion). Funded assets purchased and held by these conduits as at July 31, 2012, as reflected at original cost, were $2.4 billion (April 30, 2012 – $1.9 billion; October 31, 2011 – $1.7 billion). The fair value of these assets approximates original cost. There has been no significant change in the composition or risk profile of these conduits since April 30, 2012 and October 31, 2011.

Other off-balance sheet arrangements

The Bank provides liquidity facilities to non-Bank sponsored conduits, all of which are U.S. third party conduits. There has been no significant change in our exposures through these liquidity facilities since the year end.

Guarantees and other indirect commitments increased 2% from October 31, 2011. Fees from guarantees and loan commitment arrangements recorded in fee and commission revenues – banking were $110 million for the three months ended July 31, 2012, compared to $108 million in the previous quarter.

Accounting Policies and Controls

Accounting policies and estimates

The condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Refer to Note 3 in the condensed interim consolidated financial statements for more information about the significant accounting principles used to prepare the financial statements. The Bank previously prepared its primary financial statements under Canadian GAAP (CGAAP).

Transition to IFRS

Reconciliation of Canadian GAAP net income to IFRS net income

The following table presents a reconciliation of net income reported under Canadian GAAP to IFRS for the three and nine months ended July 31, 2011:

	For the three months ended	For the nine months ended
($ millions)	July 31, 2011	July 31, 2011
Net income under Canadian GAAP	$1,285	$4,028
Adjustments under IFRS:
Consolidation	28	73
Securitization	(2)	(41)
Employee benefits	13	17
Effect of changes in FX rates	(7)	98
Other	(14)	(2)
Total adjustments to net income	18	145
Net income under IFRS	$1,303	$4,173

IFRS 1, First-time Adoption of IFRS

IFRS 1, First-time Adoption of International Financial Reporting Standards (IFRS 1), requires retrospective application of all IFRS standards with certain optional

18    Scotiabank Third Quarter Report 2012

MANAGEMENT’S DISCUSSION & ANALYSIS

exemptions and mandatory exceptions. Other options available under IFRS 1 which are not discussed here are either not material or not relevant to the Bank. The information provided should be read in conjunction with the Bank’s 2011 audited consolidated financial statements and the Future Accounting Changes disclosed in the MD&A on pages 83 to 89 of the Bank’s 2011 Annual Report. Refer to Note 32, First-time adoption of IFRS of the condensed interim consolidated financial statements and the Bank’s press release of January 24, 2012 for further details on the Bank’s transition to IFRS.

At the date of transition (November 1, 2010), the Bank elected to make the following exemptions from full retrospective application of IFRS:

Optional exemptions:

Employee benefits

The Bank has recognized in retained earnings at November 1, 2010 all cumulative unamortized actuarial losses on employee defined benefit obligations (after-tax charge of $1,432 million).

Cumulative translation differences

The Bank has reset the cumulative translation differences for all foreign operations to zero at November 1, 2010 resulting in a reclassification of $4,507 million from accumulated other comprehensive income (AOCI) to retained earnings.

Designation of previously recognized financial instruments

The Bank has elected to redesignate certain financial instruments.

•

Corporate loans of $2,098 million previously designated under the fair value option under CGAAP were reclassified to the held-for-trading loans category under IFRS. CGAAP did not permit these loans to be classified as held-for-trading.

•	Certain debt securities ($555 million) traded in an inactive market were reclassified from available-for-sale (AFS) securities to business and government loans.

Mandatory exceptions:

Securitization

The Bank has applied IFRS derecognition guidance to transactions on or after January 1, 2004. The Bank’s insured residential mortgage securitizations through the Canadian Government’s Canada Mortgage Bond (CMB) program no longer qualifies for off-balance sheet treatment. The net impact was an increase of $15 billion to assets, $15 billion to liabilities, $140 million to retained earnings and a decrease of $336 million to AOCI.

Hedge accounting

There was no significant impact as the Bank’s existing hedging strategies qualify for hedge accounting under IFRS.

Assets and liabilities of subsidiaries

Since the Bank has adopted IFRS subsequent to certain of its international subsidiaries, the classification and carrying value of assets and liabilities of these subsidiaries for the consolidated financial statements must be the same as the standalone financial statements of these subsidiaries. The impact of this election was a decrease in AFS securities of $543 million with a corresponding increase in held-to-maturity securities of $270 million, an increase in business and government loans of $258 million, an increase in deferred tax assets of $3 million and a decrease in equity of $12 million.

Estimates

Estimates made in accordance with IFRS are consistent with those determined under CGAAP with adjustments made only to reflect any differences in accounting policies. Any additional estimates that are required under IFRS, that were not required under CGAAP, are based on the information and conditions that existed at the date of estimation.

Key impact analysis of IFRS on the financial results of 2011

The following is a summary of the more significant differences applicable to the Bank and its impact on 2011 comparative CGAAP financial results:

Consolidation

Special purpose entities (SPEs)

The Bank consolidated certain SPEs under IFRS that were previously not consolidated under CGAAP. The adjustment to net income captures the impact of consolidation of these SPEs along with any related impact on hedges that were in place under CGAAP.

For the three and nine months ended July 31, 2011 and for the year ended October 31, 2011, net income under CGAAP was increased by $13 million, $29 million, and $15 million, respectively, as a result of adopting IFRS.

Capital funding trusts

Certain capital instruments issued by capital funding trusts, which were consolidated under IFRS, were either wholly or in part assessed to be non-common equity. As a result, income under IFRS is higher as a portion of the previously recorded interest expense is reflected as a distribution to equity holders. However, there is no impact on net income attributable to common shareholders or basic earnings per share.

For the three and nine months ended July 31, 2011 and for the year ended October 31, 2011, net income under CGAAP was increased by $15 million, $44 million, and $58 million, respectively, as a result of adopting IFRS.

Scotiabank Third Quarter Report 2012    19

MANAGEMENT’S DISCUSSION & ANALYSIS

Securitization

As a result of differences in derecognition criteria between IFRS and CGAAP, the Bank’s transfers of insured residential mortgages to Canada Housing Trusts (CHT) through the Canadian Government’s Canada Mortgage Bond (CMB) program do not meet the derecognition criteria and, hence, have been accounted for as secured borrowing transactions under IFRS.

Under CGAAP, these mortgages were considered to be sold and a gain on sale was recorded. Seller swaps between the Bank and CHT were recorded and marked to market. Under IFRS, the mortgages remain on-balance sheet, a related funding liability was recorded and the seller swaps were no longer recorded on the balance sheet. The difference in net income under IFRS was due to recognition of the income on the mortgages, interest expense on the related funding, reversal of the gain on sale and reversal of the mark-to-market on the seller swaps.

For the three and nine months ended July 31, 2011 and for the year ended October 31, 2011, net income under CGAAP was decreased by $2 million, $41 million, and $97 million, respectively, as a result of adopting IFRS.

Employee benefits

The recognition of previously unrecognized cumulative actuarial losses in retained earnings upon transition to IFRS results in a lower pension expense in future periods.

In the third quarter of 2011, there was a cost of living adjustment made to the pension plan. This was recognized immediately in the Consolidated Statement of Income under IFRS, but was amortized under CGAAP.

For the three and nine months ended July 31, 2011 and for the year ended October 31, 2011, net income under CGAAP was increased by $13 million, $17 million, and $25 million, respectively, as a result of adopting IFRS.

Changes in functional currency

IFRS requires that the functional currency for each foreign operation be determined based on the primary economic environment and primary factors in which the entity operates, with less emphasis on secondary factors. The changes in functional currency impacts the foreign currency translation of foreign investments, as well as any related hedges in place over the net investments.

Under IFRS, the Bank assessed and determined changes in functional currency for a small number of foreign operations. The foreign exchange translation gains/losses of these operations are taken to net income instead of other comprehensive income. Net investment hedges that were in place for these operations under CGAAP did not qualify under IFRS, causing the foreign exchange impact of these hedges to flow to net income instead of other comprehensive income. During 2011, certain new hedging strategies were implemented which offset any impact from functional currency changes for the remainder of the year.

For the three and nine months ended July 31, 2011 and for the year ended October 31, 2011, net income under CGAAP was increased by $nil, $51 million, and $51 million, respectively, as a result of adopting IFRS.

Foreign exchange translation of AFS equity securities

All AFS equity securities denominated in foreign currency were hedged with related funding liabilities in the same currency. As a result, under CGAAP the foreign exchange impact on translation of AFS securities was completely offset by translation of related funding liabilities. Under IFRS, the foreign exchange translation on AFS equity securities was recorded in other comprehensive income, while the foreign exchange translation on the funding liabilities was recorded in the income statement. The impact on net income in 2011 reflects changes to exchange rates. By the end of 2011, new hedging strategies were implemented which will offset the impact of these foreign exchange translation losses in 2012.

For the three and nine months ended July 31, 2011 and for the year ended October 31, 2011, net income under CGAAP was decreased by $7 million, increased by $47 million, and increased by $13 million, respectively, as a result of adopting IFRS.

Other

This section reflects the impact on net income of individually immaterial items resulting from the adoption of IFRS. These include the following:

•	Business combinations – impact from recognition of contingent consideration at fair value.
•	Hyperinflationary economies – impact of the general price index adjustment on the equity pick up from associates.
•	Share-based payments – impact of measurement of liability-based awards at fair value compared to intrinsic value.

For the three and nine months ended July 31, 2011 and for the year ended October 31, 2011, net income under CGAAP was decreased by $14 million, $2 million, and $4 million, respectively, as a result of adopting IFRS.

Future accounting developments

The Bank actively monitors developments and changes in standards from the IASB as well as regulatory requirements from the Canadian Securities Administrators and Office of the Superintendent of Financial Institutions (OSFI).

20    Scotiabank Third Quarter Report 2012

MANAGEMENT’S DISCUSSION & ANALYSIS

The IASB issued a number of new or revised standards. The Bank is not permitted to early adopt any of the standards or amendments per the OSFI Advisory issued in October 2011. The Bank is currently assessing the impact the adoption of these standards will have on its consolidated financial statements.

Effective November 1, 2013

•

IFRS 10, Consolidated Financial Statements, replaced the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities. This standard introduces a single, principle-based, control model for consolidation, irrespective of whether an entity is controlled through voting rights or through other contractual arrangements as is common in special purpose entities.

•

IFRS 11, Joint Arrangements, supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities – Non-monetary Contributions by Venturers. This standard addresses inconsistencies in the reporting of joint arrangements by eliminating proportionate consolidation as a method to account for jointly controlled entities and improves the accounting of joint arrangements by introducing a principle-based approach that requires a party to the joint arrangement to recognize its rights and obligations from the arrangement, rather than its legal form (as is currently the case).

•

IFRS 12, Disclosure of Interests in Other Entities, requires enhanced disclosures on all forms of interests in other entities including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

•	IFRS 13, Fair Value Measurement, provides a definition of fair value, establishes a framework for measuring fair value, and provides disclosure requirements for use across the IFRS standards.
•

IAS 19, Employee Benefits, eliminates the use of the corridor approach (the method currently used by the Bank) and requires actuarial gains and losses to be recognized immediately in OCI. In addition, the discount rate to be used for recognizing the net interest income/expense is based on the rate at which the liabilities are discounted and not the expected rate of return on the assets.

•

IFRS 7, Financial Instruments Disclosures – Offsetting Financial Assets and Liabilities, provides new disclosures requiring entities to disclose gross amounts subject to rights of set off, amounts set off, and the related net credit exposure.

Effective November 1, 2014

•	IAS 32, Financial Instruments: Presentation – Offsetting Financial Assets and Liabilities, clarifies the application of the offsetting requirements.

Effective November 1, 2015

•

IFRS 9, Financial Instruments, will replace the guidance in IAS 39, Financial Instruments Recognition and Measurements, on the classification and measurement of financial assets. The standard has been amended by the IASB to postpone the effective date for two years from the original effective date.

Changes in internal control over financial reporting

There have been no material changes in the Bank’s internal control over financial reporting during the quarter ended July 31, 2012, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting. The adoption of IFRS did not result in any systematic or pervasive changes in internal control over financial reporting.

Related party transactions

There were no changes to the Bank’s procedures and policies for related party transactions from these outlined on pages 90 and 146 of the 2011 Annual Report. All transactions with related parties continued to be at market terms and conditions.

Outlook

Global economic activity continues to slow, with the deepening recession in Europe affecting trade flows internationally. The pace of activity in most of the larger economies in Asia-Pacific and Latin America has moderated, though many countries in the regions remain relative outperformers because of their strong competitive positions. In the United States, the trade-induced slowdown has been reinforced by consumer and business caution surrounding fiscal issues in the lead-up to the November elections. The Canadian economy also has lost some traction in response to the softening in key commodity prices, export earnings, and some reduction in domestic spending. In this slower paced environment, a number of emerging economies have already begun to adopt pro-growth policies, while monetary officials in the developed nations are maintaining accommodative and supportive policy settings.

The Bank’s focus on a diversified business model, particularly in high growth markets, continues to drive sustainable increases in revenues, which when combined with ongoing cost containment initiatives and proven risk management, results in solid earnings growth. The Bank anticipates achieving its 2012 financial goals as outlined at the beginning of the year and is well positioned for next year.

Scotiabank Third Quarter Report 2012    21

MANAGEMENT’S DISCUSSION & ANALYSIS

Business Segment Review

Canadian Banking	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	July 31 2012	April 30 2012	July 31 2011(2)	July 31 2012	July 31 2011(2)
Business segment income
Net interest income	$1,197	$1,156	$1,160	$3,527	$3,408
Net fee and commission revenues	375	361	360	1,101	1,055
Net income from investments in associated corporations	5	–	1	6	5
Other operating income	43	–	(4)	52	11
Provision for credit losses	118	120	146	374	457
Operating expenses	793	771	783	2,332	2,287
Income tax expense	188	165	162	523	484
Net income	$521	$461	$426	$1,457	$1,251
Net income attributable to non-controlling interests	$1	$–	$1	$2	$3
Net income attributable to equity holders of the Bank	$520	$461	$425	$1,455	$1,248
Other measures
Return on economic equity(1)	41.7%	38.3%	36.0%	39.6%	35.9%
Average assets ($ billions)	$227	$222	$212	$222	$209
Average liabilities ($ billions)	$152	$148	$144	$149	$142
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Prior period amounts have been restated as the Bank implemented changes in its methodology for certain business line allocations relating to fund transfer pricing, revenue and cost sharing agreements between Canadian and International Banking and Global Wealth Management, tax normalization, and Global Transaction Banking allocations. These changes were made in the first quarter and the allocations did not have an impact on the Bank’s consolidated results.

Q3 2012 vs Q3 2011

Canadian Banking reported net income of $521 million, an increase of $95 million or 22% from the same period last year. This strong performance was driven by very good asset and deposit growth, and lower provisions for credit losses. There was also a $32 million after-tax gain on the sale of a non-strategic leasing business. Return on economic equity increased to 41.7% from 36.0% last year.

Average assets rose $15 billion or 7% from the same quarter last year. The increase was due primarily to growth of $10 billion or 8% in residential mortgages, $2 billion or 6% in personal loans, driven by consumer automotive, and $2 billion or 10% in commercial and small business lending (including bankers’ acceptances).

Average deposits rose by $8 billion or 6%, with strong growth in each of retail, small business and commercial. Retail banking recorded solid growth in chequing accounts of $1 billion or 7% and high-interest savings deposits of $2 billion or 14%. There was also growth of $4 billion or 15% in small business and commercial banking current accounts.

Total revenues increased by $103 million or 7% from the same period last year, with growth in both net interest income and net fee and commission revenues.

Net interest income of $1,197 million was up $37 million or 3% from the third quarter of last year. Higher net interest income from strong asset and deposit growth was partially offset by a lower net interest margin due mainly to narrower spreads on personal deposits reflecting a competitive pricing environment.

Net fee and commission revenues increased $15 million or 4% from the same quarter last year due to strong account growth in credit cards and chequing accounts, higher transaction-driven card revenues in retail banking, and credit fees in commercial banking.

The provision for credit losses was $118 million, down from $146 million in the same quarter last year. The lower provisions were primarily in the commercial businesses.

Operating expenses were up $10 million or 1%. Staffing decreased from the same quarter last year reflecting the impact of operational efficiency initiatives and divestiture of the leasing business, partly offset by an increase in front-line staff. Operating leverage was positive 5.3%, or positive 2.4% after excluding the gain on the sale of the leasing business.

Q3 2012 vs Q2 2012

Quarter over quarter, net income increased by $60 million or 13% due to strong asset and deposit growth, and the $32 million after-tax gain on the sale of the leasing business.

Return on economic equity was 41.7% versus 38.3% last quarter.

22    Scotiabank Third Quarter Report 2012

MANAGEMENT’S DISCUSSION & ANALYSIS

Average assets rose $5 billion or 2%, mainly from growth in retail mortgages, consumer auto and commercial loans. Average deposits grew $4 billion or 3% mainly in chequing accounts and high-interest savings deposits in retail, and current accounts in small business and commercial banking.

Total revenue increased $103 million or 7% quarter over quarter.

Net interest income increased by $41 million, from strong asset and deposit growth, and two extra days in the quarter. The net interest margin was slightly down this quarter.

Net fee and commission revenues increased by $14 million or 4% quarter over quarter, due to seasonally higher transaction-driven card revenues in retail banking and credit fees in commercial banking.

Other operating income increased $43 million, from the gain on sale of the leasing business.

The provision for credit losses was $118 million in Canadian Banking, down $2 million from the previous quarter. The decrease in provisions was broad based across virtually all of the retail businesses.

Operating expenses rose $22 million or 3% compared to last quarter, reflecting two more days in the quarter and higher card acquisition expenses.

International Banking	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	July 31 2012	April 30 2012	July 31 2011(2)	July 31 2012	July 31 2011(2)
Business segment income
Net interest income	$1,175	$1,137	$918	$3,315	$2,638
Net fee and commission revenues	320	336	263	947	782
Net income from investments in associated corporations	104	109	98	281	278
Other operating income	93	81	53	263	256
Provision for credit losses	168	145	126	437	351
Operating expenses	937	926	761	2,708	2,218
Income tax expense	145	144	102	380	289
Net income	$442	$448	$343	$1,281	$1,096
Net income attributable to non-controlling interests	$50	$49	$17	$117	$50
Net income attributable to equity holders of the Bank	$392	$399	$326	$1,164	$1,046
Other measures
Return on economic equity(1)	11.7%	12.4%	12.3%	12.2%	13.2%
Average assets ($ billions)	$112	$112	$94	$108	$91
Average liabilities ($ billions)	$72	$71	$60	$69	$59
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Refer to footnote 2 on page 22 for a discussion of changes to business segment reporting.

Q3 2012 vs Q3 2011

International Banking’s net income in the third quarter was $442 million, an increase of $99 million or 29% over last year. The increase in net income was driven by strong broad-based asset and deposit growth and the contribution from acquisitions, particularly Banco Colpatria in Colombia. Return on economic equity was 11.7% versus 12.3% last year.

Average assets were $112 billion this quarter, an increase of $18 billion or 19% from the same period last year. Strong diversified loan growth, in retail and commercial lending in the Caribbean and Central America, and Latin America, as well as commercial lending in Asia and the recent acquisitions, drove the increase. Retail and commercial deposit growth was strong. Low cost deposit growth was 30% or 10% excluding acquisitions.

Net interest income was $1,175 million this quarter, up 28%, driven by the strong loan and deposit growth noted above, higher margins in Peru and Asia, and the positive impact of acquisitions, partly offset by lower margins in Mexico and Chile.

Net fee and commission revenues increased 22% to $320 million largely from the acquisitions in Colombia and Uruguay.

In addition, there was underlying growth in fees across Latin America and the Caribbean.

Income from our investments in associated corporations of $104 million increased 6%, largely reflecting higher earnings from Latin America, and the Caribbean and Central America, partially offset by lower earnings from Thanachart Bank.

Other operating income at $93 million rose by $40 million primarily due to acquisitions, higher trading income and net securities gains.

The provision for credit losses was $168 million this quarter, compared to $126 million in the same period last year. The increase was due primarily to recent acquisitions in Colombia and Uruguay, higher retail provisions in Latin America as a result of asset growth and softening market conditions. These were partially offset by lower provisions in the Caribbean and Central America. Higher commercial provisions in Latin America and Asia were partially offset by lower provisions in the Caribbean and Central America. Overall, commercial provisions remained relatively low.

Scotiabank Third Quarter Report 2012    23

MANAGEMENT’S DISCUSSION & ANALYSIS

Operating expenses of $937 million increased $176 million year over year, with more than two thirds attributable to acquisitions. Also contributing were higher compensation related expenses and premises costs from annual inflationary increases and business growth. Operating leverage compared to the same quarter a year ago was positive 4%.

The effective tax rate increased slightly from 23% to 25% due in part to the inclusion of Colpatria.

Q3 2012 vs Q2 2012

Net income fell modestly by $6 million or 1% from a strong second quarter, as rising provisions for credit losses, higher expenses and lower fee revenues, offset growth in net interest and other operating income. Return on economic equity was 11.7% compared to 12.4% last quarter.

Average assets were in line with the prior quarter. Good growth in underlying retail and commercial loans in Peru, Chile, and retail loans in the Caribbean and Central America, was largely offset by a reduction in commercial loans in Asia and Mexico.

Net interest income was up $38 million or 3%, driven by the contribution of Colpatria, and good retail loan and deposit growth in Peru.

Net fee and commission revenues were lower by $16 million or 5% from last quarter in part due to the transfer of certain newly acquired business to Global Wealth Management. Higher fee income in Latin America was offset by lower fees in the Caribbean and Central America.

Income from investments in associated corporations was $5 million lower, with a reduction in Asia offset by higher earnings from Latin America.

Other operating income at $93 million increased by $12 million or 15% due in part to a favourable change in the fair value of financial instruments used for asset/liability management purposes.

The provision for credit losses was $168 million this quarter, compared to $145 million last quarter. The increase was primarily related to higher retail provisions in Latin America as a result of acquisitions, asset growth and softening market conditions. The commercial provisions remained relatively low.

Operating expenses of $937 million increased by $11 million or 1% from last quarter in part due to higher costs related to seasonality in Peru and Chile. Expense management remains an ongoing priority.

The effective tax rate increased slightly from 24% to 25%.

Global Wealth Management	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	July 31 2012	April 30 2012	July 31 2011(2)	July 31 2012	July 31 2011(2)
Net interest income	$128	$126	$111	$377	$323
Net fee and commission revenues	610	627	601	1,823	1,619
Net income/(loss) from investments in associated corporations	50	54	54	157	164
Other operating income	98	98	79	293	493
Provision for credit losses	1	–	–	1	1
Non-interest expenses	509	525	509	1,529	1,387
Provision for income taxes	92	82	76	250	218
Net Income	$284	$298	$260	$870	$993
Net income attributable to non-controlling interest	$6	$7	$6	$19	$21
Net income attributable to equity holders of the Bank	$278	$291	$254	$851	$972
Other Measures
Return on economic equity(1)	14.1%	15.0%	13.0%	14.3%	19.5%
Assets under administration(1)	$272	$275	$266	$272	$266
Assets under management(1)	$109	$109	$105	$109	$105
Average assets ($ billions)	$14	$13	$13	$13	$12
Average liabilities ($ billions)	$16	$16	$13	$16	$13
(1)	Refer to page 5 for a discussion of non-IFRS measures.
(2)	Refer to footnote 2 on page 22 for a discussion of changes to business segment reporting.

Q3 2012 vs. Q3 2011

Global Wealth Management reported net income of $284 million this quarter, an increase of $24 million or 9% from the same quarter last year. In this quarter, the contribution from the investment in CI Financial was negatively impacted by a non-recurring $12 million deferred tax charge due to the Ontario Government tax rate freeze. Adjusting for this, net income increased by $36 million or 14% due to strong results driven by insurance revenues and higher assets under management and assets under administration notwithstanding the challenging financial markets. Return on equity was 14.1%, or 14.7% adjusting for the deferred tax charge, compared to 13% last year.

Assets under management (AUM) of $109 billion increased $4 billion or 4% from the same quarter last year despite market declines, primarily driven by positive net sales. Assets under administration (AUA) increased $6 billion or 2% to $272 billion. AUM and AUA for the investment in CI Financial are not included in these results.

24    Scotiabank Third Quarter Report 2012

MANAGEMENT’S DISCUSSION & ANALYSIS

Total revenues increased $41 million or 5% driven by strong growth across the insurance and wealth management businesses, with the exception of lower brokerage revenues due to weaker financial markets. Total revenue for the quarter was $886 million, of which approximately 84% was attributable to wealth management and 16% to global insurance. This compares to 86% and 14% for the same quarter last year.

Net interest income of $128 million increased $17 million or 15% over the same quarter last year, with growth primarily in average deposits.

Net fee and commission revenues of $610 million increased by $9 million or 1% from growth in global insurance and global asset management revenues. In addition, revenues also increased in international wealth and Canadian private client businesses partly offset by a decline in brokerage revenues. Net income from investments in associated corporations declined by $4 million or 7%.

Other operating income of $98 million increased by $19 million or 24% mainly due to higher global insurance revenues.

Operating expenses remained unchanged from the same quarter last year mainly due to lower brokerage commissions paid, performance based compensation and discretionary expense management. Year-over-year operating leverage was positive 4.7%.

Q3 2012 vs. Q2 2012

Quarter over quarter, net income decreased by $14 million or 5% mostly due to the CI Financial deferred tax charge this quarter. Adjusting for this, net income declined by $2 million or 1% as lower brokerage and mutual fund revenues were partly offset by lower expenses.

Total revenue decreased by $19 million or 2% quarter over quarter. Revenues were lower in brokerage and global asset management businesses but higher in the international wealth and Canadian private client businesses. In addition, global insurance revenues remained stable. Quarter over quarter, AUM remained unchanged as the impact of weak financial markets was offset by net sales in the quarter. AUA declined by 1%.

Net interest income increased to $128 million this quarter, mainly from higher average assets and deposits.

Net fee and commission revenues of $610 million decreased by $17 million or 3% as lower brokerage revenues were partly offset by higher international wealth revenues in part from the transfer of certain newly acquired business from International Banking. In addition, revenues also declined in global asset management. Net income from associated corporations declined $4 million or 7%.

Other operating income remained unchanged at $98 million.

Operating expenses declined 3% from last quarter due to lower volume related expenses, performance based compensation and discretionary expense management.

Global Banking and Markets	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	July 31 2012	April 30 2012	July 31 2011(2)	July 31 2012	July 31 2011(2)
Business segment income
Net interest income	$202	$203	$195	$575	$575
Net fee and commission revenues	289	330	301	908	916
Other operating income	419	377	273	1,182	980
Provision for credit losses	15	(1)	8	19	16
Operating expenses	374	365	328	1,129	1,112
Income tax expense	123	159	129	421	328
Net income	$398	$387	$304	$1,096	$1,015
Net income attributable to non-controlling interest	$1	$–	$–	$1	$–
Net income attributable to equity holders of the Bank	$397	$387	$304	$1,095	$1,015
Other measures
Return on economic equity(1)	29.0%	29.1%	22.1%	27.1%	23.0%
Average assets ($ billions)	$227	$211	$193	$215	$188
Average liabilities ($ billions)	$172	$153	$146	$162	$142
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Refer to footnote 2 on page 22 for a discussion of changes to business segment reporting.

Scotiabank Third Quarter Report 2012    25

MANAGEMENT’S DISCUSSION & ANALYSIS

Q3 2012 vs Q3 2011

Global Banking and Markets reported very strong net income of $398 million in the third quarter, one of the best results on record. This was an increase of $94 million or 31% compared to the prior year. The year-over-year increase in net income was due primarily to strong revenues across the diversified business platforms. Return on economic equity was 29.0% in this quarter compared to 22.1% in the same period last year.

Average assets increased $34 billion or 18% from the third quarter of last year. This increase was due primarily to growth of $14 billion in securities purchased under resale agreements, $8 billion in trading securities, and $7 billion in derivative assets. Corporate loans and acceptances also grew $5 billion, primarily in the U.S. and Europe.

Total revenues this quarter were $910 million, an increase of $141 million or 18% compared to the third quarter of last year. The improvement was primarily driven by higher revenues in the fixed income business.

Net interest income increased $7 million or 4% from the same quarter last year. Growth in lending assets in all regions and a modest increase in margins were partly offset by lower loan origination fees.

Net fee and commission revenue of $289 million fell $12 million from last year, reflecting modest decreases in advisory fees, credit fees and equities underwriting fees.

Other operating income rose $146 million or 53% from the same quarter last year. Revenues were higher in the fixed income, commodities, equities, precious metals and foreign exchange businesses. The fixed income business had its strongest result in almost three years.

Provisions for credit losses were $15 million this quarter, compared to $8 million in the same period last year. The increase was primarily related to two accounts in the U.S. and was partially offset by lower provisions in Canada.

Operating expenses increased 14% to $374 million compared to the same period last year, due mainly to higher performance-related and stock-based compensation. Higher technology costs and the impact of the Howard Weil acquisition were partly offset by lower salary costs. Year-over-year operating leverage was positive 4.4%.

Income taxes were lower than the same period last year, due mainly to tax recoveries during the current quarter.

Q3 2012 vs Q2 2012

Net income increased $11 million or 3% compared to the prior quarter. Revenues remained at last quarter’s strong level. Modest increases in provisions for credit losses and expenses were more than offset by a recovery of taxes. Return on economic equity decreased slightly to 29.0% from 29.1%.

Average assets grew by $16 billion in the third quarter, due to increases of $6 billion in trading securities and $5 billion in securities purchased under resale agreements. There was also a $2 billion increase in corporate loans and acceptances, across all regions.

Total revenues were $910 million this quarter, level with the prior quarter. Stronger revenues were recognized in the fixed income and foreign exchange businesses, largely offset by a decline in precious metals.

Net interest income was largely unchanged from the prior quarter. While loan volumes increased in all regions, this was offset by a lower net interest margin.

Net fee and commission revenue decreased $41 million from the prior quarter to $289 million. Lower fees and commissions in the fixed income, investment banking and equities businesses were partly offset by modest increases in credit fees in Canada and the U.S.

Other operating income rose by $42 million from the strong results in the previous quarter to $419 million. Higher revenues reported by the fixed income, foreign exchange and equities businesses were partly offset by lower results in the precious metals and commodities businesses.

Provisions for credit losses were $15 million this quarter, compared to recoveries of $1 million in the prior quarter. The increase in provisions was primarily attributable to two accounts in the U.S.

Operating expenses increased by $9 million or 2%. This was mainly driven by the full quarter impact of the acquisition of Howard Weil.

Income taxes were lower than the previous quarter due mainly to tax recoveries during the third quarter.

26    Scotiabank Third Quarter Report 2012

MANAGEMENT’S DISCUSSION & ANALYSIS

Other(1)	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(2)	July 31 2012	April 30 2012	July 31 2011(3)	July 31 2012	July 31 2011(3)
Business segment income
Net interest income	$(135)	$(141)	$(88)	$(371)	$(259)
Net fee and commission revenues	(31)	(77)	(58)	(139)	(134)
Net income from investments in associated corporations	(48)	(43)	(41)	(120)	(123)
Other operating income	618	(30)	22	660	98
Provision for credit losses	100	–	(30)	100	(30)
Operating expenses	5	(22)	(33)	(8)	(12)
Income tax expense(4)	(107)	(135)	(72)	(305)	(194)
Net income	$406	$(134)	$(30)	$243	$(182)
Net income attributable to non-controlling interests
Capital instrument holders	$(8)	$13	$15	$18	$44
Net income attributable to equity holders of the Bank	$414	$(147)	$(45)	$225	$(226)
Other measures
Average assets ($ billions)	$95	$89	$87	$95	$76
Average liabilities ($ billions)	$225	$224	$205	$222	$190
(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income, other operating income and provision for income taxes and differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Refer to page 5 for a discussion of non-GAAP measures.
(3)	Refer to footnote 2 on page 22 for a discussion of changes to business segment reporting.
(4)	Includes the elimination of the tax-exempt income gross-up reported in net interest income, other operating income and provision for income taxes for the three months ended July 31, 2012 ($77), April 30, 2012 ($69) and July 31, 2011 ($73), and for the nine months ended July 31, 2012 ($214) and July 31, 2011 ($213) to arrive at the amounts reported in the Consolidated Statement of Income.

The Other segment includes Group Treasury, smaller operating segments and other corporate items which are not allocated to a business line. Due to the nature of activities and consolidated adjustments reported in the Other segment, the Bank believes that a comparative period analysis is not relevant.

Net interest income, other operating income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $77 million in the third quarter, compared to $73 million in the same period last year and $69 million last quarter.

Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

In addition to the TEB gross-up and tax normalization adjustment noted above, the following identifies the other material items affecting the reported results in each quarter.

Q3 2012

The net income of $406 million included the after-tax gain of $614 million on the sale of Scotia Plaza in Toronto and an increase in the collective allowance for credit losses on performing loans of $74 million after tax. Adjusting for these items, the Other segment had a net loss of $134 million which reflected the impact of asset / liability management activities, net losses of $11 million on investment securities, and a redemption cost of $17 million on a capital instrument liability which was fully offset in non-controlling interests.

Q2 2012

The net loss of $134 million reflected the impact of asset / liability management activities, an impairment loss of $25 million on investment securities, and a $18 million offset to revenues reported in the other operating segments related to the underwriting of the Bank’s common share issuance during the quarter. The latter had no impact on the Bank’s consolidated results.

Q3 2011

The net loss of $30 million reflected the impact of asset / liability management activities, offset in part by net gains of $54 million on investment securities and a $22 million reduction in the collective allowance for credit losses on performing loans.

Scotiabank Third Quarter Report 2012    27

MANAGEMENT’S DISCUSSION & ANALYSIS

Total	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	July 31 2012	April 30 2012	July 31 2011	July 31 2012	July 31 2011
Business segment income
Net interest income	$2,567	$2,481	$2,296	$7,423	$6,685
Net fee and commission revenues	1,563	1,577	1,467	4,640	4,238
Net income from investments in associated corporations	111	120	112	324	324
Other operating income	1,271	526	423	2,450	1,838
Provision for credit losses	402	264	250	931	795
Operating expenses	2,618	2,565	2,348	7,690	6,992
Income tax expense	441	415	397	1,269	1,125
Net income	$2,051	$1,460	$1,303	$4,947	$4,173
Net income attributable to non-controlling interests	$50	$69	$39	$157	$118
Non-controlling interests in subsidiaries	58	56	24	139	74
Capital instrument equity holders	(8)	13	15	18	44
Net income attributable to equity holders of the Bank	$2,001	$1,391	$1,264	$4,790	$4,055
Other measures
Return on economic equity(1)	24.6%	18.6%	19.1%	21.1%	21.7%
Average assets ($ billions)	$675	$647	$599	$653	$576
Average liabilities ($ billions)	$637	$612	$568	$618	$546
(1)	Refer to page 5 for a discussion of non-GAAP measures.

Geographic highlights	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31 2012	April 30 2012	July 31 2011	July 31 2012	July 31 2011
Geographic segment income
Canada	$1,407	$705	$675	$2,805	$2.328
United States	109	143	124	368	394
Mexico	91	78	53	235	184
Peru	74	89	61	248	196
Other international	475	471	402	1,391	1,184
Corporate adjustments	(105)	(26)	(12)	(100)	(113)
Net income	$2,051	$1,460	$1,303	$4,947	$4,173
Average assets ($ billions)
Canada	$383	$372	$361	$375	$355
United States	95	84	65	88	58
Mexico	19	20	20	20	19
Peru	13	12	10	12	10
Other international	138	131	118	130	112
Corporate adjustments	27	28	25	28	22
	$675	$647	$599	$653	$576

Quarterly Financial Highlights

	For the three months ended
	IFRS		IFRS				CGAAP(1)
	Jul. 31 2012	Apr. 30 2012	Oct. 31 2011	Jul. 31 2011	Apr. 30 2011	Jan. 31 2011	Oct. 31 2010	Jul. 31 2010
Total revenue ($ millions)	$5,512	$4,704	$4,225	$4,298	$4,639	$4,148	$3,942	$3,784
Total revenue (TEB(2)) ($ millions)	5,589	4,773	4,299	4,371	4,708	4,219	4,012	3,854
Net income ($ millions)	2,051	1,460	1,157	1,303	1,621	1,249	1,092	1,062
Basic earnings per share ($)	1.70	1.18	0.99	1.12	1.42	1.11	1.00	0.98
Diluted earnings per share ($)	1.69	1.15	0.97	1.10	1.39	1.08	1.00	0.98
(1)	Amounts based on Canadian GAAP are presented for periods prior to the IFRS adoption date of November 1, 2010.
(2)	Refer to page 5 for a discussion of non-GAAP measures.

28    Scotiabank Third Quarter Report 2012

MANAGEMENT’S DISCUSSION & ANALYSIS

Share Data

As at July 31, 2012	Amount ($ millions)	Dividend	Dividend rate (%)	Number outstanding (000s)
Common shares(1)	$11,163	$0.55	–	1,145,905
Preferred shares
Preferred shares Series 12(2)	$300	$0.328125	5.25	12,000
Preferred shares Series 13(2)	300	0.300000	4.80	12,000
Preferred shares Series 14(2)	345	0.281250	4.50	13,800
Preferred shares Series 15(2)	345	0.281250	4.50	13,800
Preferred shares Series 16(2)	345	0.328125	5.25	13,800
Preferred shares Series 17(2)	230	0.350000	5.60	9,200
Preferred shares Series 18(2)(3)(4)	345	0.312500	5.00	13,800
Preferred shares Series 20(2)(3)(5)	350	0.312500	5.00	14,000
Preferred shares Series 22(2)(3)(6)	300	0.312500	5.00	12,000
Preferred shares Series 24(2)(3)(7)	250	0.390600	6.25	10,000
Preferred shares Series 26(2)(3)(8)	325	0.390625	6.25	13,000
Preferred shares Series 28(2)(3)(9)	275	0.390625	6.25	11,000
Preferred shares Series 30(2)(3)(10)	265	0.240625	3.85	10,600
Preferred shares Series 32(2)(3)(11)	409	0.231250	3.70	16,346
Trust securities	Amount ($ millions)	Distri- bution	Yield (%)	Number outstanding (000s)
Scotiabank Trust Securities – Series 2002-1 issued by Scotiabank Capital Trust(13)	$–	$–	–	–
Scotiabank Trust Securities – Series 2003-1 issued by Scotiabank Capital Trust(12)	750	31.41	6.282	750
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust(12)	750	28.25	5.650	750
Scotiabank Tier 1 Securities – Series 2009-1 issued by Scotiabank Tier 1 Trust(12)	650	39.01	7.802	650
Trust subordinated notes	Amount ($ millions)		Interest rate (%)	Number outstanding (000s)
Scotiabank Trust Subordinated Notes – Series A issued by Scotiabank Subordinated Notes Trust(14)	$1,000		5.25	1,000
Options				Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares(1)(15)(16)				23,606
(1)	Dividends on common shares are paid quarterly. As at August 17, 2012, the number of outstanding common shares and options was 1,146,117 thousand and 23,602 thousand, respectively.
(2)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly.
(3)	These preferred shares have conversion features (refer to Note 14 of the consolidated financial statements in the Bank’s 2011 Annual Report for further details).
(4)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2013. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 2.05%, multiplied by $25.00.
(5)	Dividends, if and when declared, are for the initial five-year period ending on October 25, 2013. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.70%, multiplied by $25.00.
(6)	Dividends, if and when declared, are for the initial five-year period ending on January 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.88%, multiplied by $25.00.
(7)	Dividends, if and when declared, are for the initial five-year period ending on January 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 3.84%, multiplied by $25.00.
(8)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 4.14%, multiplied by $25.00.
(9)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 4.46%, multiplied by $25.00.
(10)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2015. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.00%, multiplied by $25.00.
(11)	Dividends, if and when declared, are for the initial five-year period ending on February 1, 2016. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.34%, multiplied by $25.00.
(12)	Each security is entitled to receive non-cumulative fixed cash distributions payable semi-annually (refer to Note 13 of the consolidated financial statements in the Bank’s 2011 Annual Report for further details).
(13)	During the third quarter of 2012, Scotiabank Capital Trust and the Bank redeemed all of the issued and outstanding Scotiabank Trust Securities – Series 2002-1 and related securities, respectively.
(14)	Holders are entitled to receive interest semi-annually until October 31, 2012 (refer to Note 13 of the consolidated financial statements in the Bank’s 2011 Annual Report for further details).
(15)	Included are 8,649 thousand stock options with tandem stock appreciation right (SAR) features.
(16)	During the third quarter of 2012, certain employees voluntarily renounced 3,312 thousand Tandem SARs while retaining their corresponding option for shares.

Further details, including convertibility features, are available in Notes 13, 14, 15 and 18 of the October 31, 2011 consolidated financial statements presented in the Bank’s 2011 Annual Report.

Scotiabank Third Quarter Report 2012    29

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		As at			Opening as at
(Unaudited) ($ millions)	Note	July 31 2012	April 30 2012	October 31 2011	November 1 2010
Assets
Cash and deposits with banks	5	$62,438	$67,622	$45,222	$40,231
Precious metals		9,177	10,116	9,249	6,497
Trading assets
Securities	6(a)	81,641	82,012	62,192	61,987
Loans	6(b)	12,139	11,864	13,607	11,427
Other		17	338	–	–
		93,797	94,214	75,799	73,414
Financial assets designated at fair value through profit or loss		257	317	375	823
Securities purchased under resale agreements		46,632	44,473	34,582	27,920
Derivative financial instruments		33,853	31,801	37,322	26,908
Investment securities	7	30,381	28,737	30,176	31,381
Loans
Residential mortgages		171,888	167,325	161,685	152,324
Personal and credit cards		67,174	65,560	63,317	63,531
Business and government		120,358	114,894	105,260	94,811
		359,420	347,779	330,262	310,666
Allowance for credit losses	9(a)	2,862	2,713	2,689	2,630
		356,558	345,066	327,573	308,036
Other
Customers’ liability under acceptances		8,635	8,624	8,172	7,616
Property and equipment	10	2,145	2,632	2,504	2,398
Investments in associates	11	4,656	4,598	4,434	4,635
Goodwill and other intangible assets	12	8,708	8,633	7,639	3,661
Deferred tax assets	13	2,065	2,092	2,214	2,976
Other assets	14	10,668	10,765	9,162	7,474
		36,877	37,344	34,125	28,760
Total assets		$669,970	$659,690	$594,423	$543,970
Liabilities
Deposits
Personal	16	$137,657	$136,076	$133,025	$128,850
Business and government	16	294,943	295,996	266,965	233,349
Banks	16	28,422	28,835	21,345	22,113
		461,022	460,907	421,335	384,312
Other
Acceptances		8,635	8,624	8,172	7,616
Obligations related to securities sold short		20,780	22,395	15,450	21,519
Derivative financial instruments		38,250	35,053	40,236	31,438
Obligations related to securities sold under repurchase agreements		62,509	54,031	38,216	32,788
Subordinated debentures	18	6,899	6,896	6,923	6,939
Capital instrument liabilities	19	1,342	2,046	2,003	2,415
Other liabilities	20	32,047	33,071	29,848	29,725
		170,462	162,116	140,848	132,440
Total liabilities		631,484	623,023	562,183	516,752
Equity
Common equity
Common shares		11,163	10,964	8,336	5,750
Retained earnings		21,253	19,937	18,421	15,684
Accumulated other comprehensive income (loss)		(141)	(445)	(497)	269
Other reserves		139	110	96	25
Total common equity		32,414	30,566	26,356	21,728
Preferred shares		4,384	4,384	4,384	3,975
Total equity attributable to equity holders of the Bank		36,798	34,950	30,740	25,703
Non-controlling interests
Non-controlling interests in subsidiaries		918	887	626	559
Capital instrument equity holders	19	770	830	874	956
Total equity		38,486	36,667	32,240	27,218
Total liabilities and equity		$669,970	$659,690	$594,423	$543,970

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

30    Scotiabank Third Quarter Report 2012

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

		For the three months ended			For the nine months ended
(Unaudited) ($ millions)	Note	July 31 2012	April 30 2012	July 31 2011	July 31 2012	July 31 2011
Revenue
Interest income
Loans		$4,017	$3,866	$3,662	$11,633	$10,705
Securities		272	252	247	779	731
Securities purchased under resale agreements		60	58	55	167	168
Deposits with banks		68	75	70	216	197
		4,417	4,251	4,034	12,795	11,801
Interest expense
Deposits		1,550	1,452	1,406	4,448	4,185
Subordinated debentures		93	92	91	277	276
Capital instrument liabilities		35	35	34	104	105
Other		172	191	207	543	550
		1,850	1,770	1,738	5,372	5,116
Net interest income		2,567	2,481	2,296	7,423	6,685
Fee and commission revenues
Banking	26	815	792	735	2,362	2,107
Wealth management	26	535	554	547	1,617	1,433
Underwriting and other advisory		113	129	120	362	400
Non-trading foreign exchange		91	91	57	279	255
Other		75	74	67	218	200
		1,629	1,640	1,526	4,838	4,395
Fee and commission expenses		66	63	59	198	157
Net fee and commission revenues		1,563	1,577	1,467	4,640	4,238
Other operating income
Revenue from trading operations	27	357	318	166	997	675
Net gain on investment securities	7(b)	10	57	109	121	221
Net income from investments in associated corporations	11	111	120	112	324	324
Insurance underwriting income, net of claims		100	95	76	289	209
Other		804	56	72	1,043	733
		1,382	646	535	2,774	2,162
Total revenue		5,512	4,704	4,298	14,837	13,085
Provision for credit losses		402	264	250	931	795
		5,110	4,440	4,048	13,906	12,290
Operating expenses
Salaries and employee benefits		1,476	1,422	1,355	4,347	3,988
Premises and technology		408	388	357	1,162	1,054
Depreciation and amortization		117	108	103	331	305
Communications		94	93	84	275	257
Advertising and business development		104	98	105	306	295
Professional		81	87	57	236	190
Business and capital taxes		62	64	44	180	140
Other		276	305	243	853	763
		2,618	2,565	2,348	7,690	6,992
Income before taxes		2,492	1,875	1,700	6,216	5,298
Income tax expense		441	415	397	1,269	1,125
Net income		$2,051	$1,460	$1,303	$4,947	$4,173
Net income attributable to non-controlling interests		$50	$69	$39	$157	$118
Non-controlling interests in subsidiaries		58	56	24	139	74
Capital instrument equity holders		(8)	13	15	18	44
Net income attributable to equity holders of the Bank		2,001	1,391	1,264	4,790	4,055
Preferred shareholders		55	55	55	165	161
Common shareholders		1,946	1,336	1,209	4,625	3,894
Earnings per common share (in dollars)(1):
Basic	28	$1.70	$1.18	$1.12	$4.12	$3.65
Diluted	28	$1.69	$1.15	$1.10	$4.05	$3.56
(1)	The calculation of earnings per share is based on full dollar and share amounts.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Third Quarter Report 2012    31

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31 2012	April 30 2012	July 31 2011	July 31 2012	July 31 2011
Net income	$2,051	$1,460	$1,303	$4,947	$4,173
Other comprehensive income (loss)
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	279	(363)	268	104	(1,200)
Net gains (losses) on hedges of net investments in foreign operations	(27)	80	(87)	(7)	348
Income tax expense (benefit)	(33)	20	(25)	(28)	101
	285	(303)	206	125	(953)
Net change in unrealized gains (losses) on investment securities:
Net unrealized gains (losses) on investment securities	93	55	52	221	44
Reclassification of net (gains) losses to net income	(99)	42	(121)	(134)	(2)
Income tax expense (benefit)	(22)	23	(17)	(1)	16
	16	74	(52)	88	26
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	(50)	10	(32)	30	100
Reclassification of net (gains) losses to net income	37	79	15	112	33
Income tax expense (benefit)	(8)	27	(3)	36	40
	(5)	62	(14)	106	93
Other comprehensive income (loss) from investments in associates	7	(3)	–	23	–
Other comprehensive income (loss)	303	(170)	140	342	(834)
Comprehensive income	$2,354	$1,290	$1,443	$5,289	$3,339
Comprehensive income attributable to non-controlling interests	$49	$57	$51	$143	$101
Non-controlling interests in subsidiaries	57	44	36	125	57
Capital instrument equity holders	(8)	13	15	18	44
Comprehensive income attributable to equity holders of the Bank	2,305	1,233	1,392	5,146	3,238
Preferred shareholders	55	55	55	165	161
Common shareholders	$2,250	$1,178	$1,337	$4,981	$3,077

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

32    Scotiabank Third Quarter Report 2012

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)								Non-controlling interests
(Unaudited) ($ millions)	Common shares	Retained earnings	Currency translation reserve	Available- for-sale reserve	Cash flow hedging reserve	Share from associates	Other reserves(1)	Total common equity	Preferred shares	Total common and preferred equity	Non-controlling interests in subsidiaries	Capital instrument equity holders	Total
Balance as at November 1, 2011	$8,336	$18,421	$(697)	$441	$(251)	$10	$96	$26,356	$4,384	$30,740	$626	$874	$32,240
Net income	–	4,625	–	–	–	–	–	4,625	165	4,790	139	18	4,947
Other comprehensive income (loss)	–	–	134	94	105	23	–	356	–	356	(14)	–	342
Total comprehensive income	$–	$4,625	$134	$94	$105	$23	$–	$4,981	$165	$5,146	$125	$18	$5,289
Shares issued	2,827	8	–	–	–	–	(17)	2,818	–	2,818	–	–	2,818
Common dividends paid	–	(1,821)	–	–	–	–	–	(1,821)	–	(1,821)	–	–	(1,821)
Preferred dividends paid	–	–	–	–	–	–	–	–	(165)	(165)	–	–	(165)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	–	–	(33)	(115)	(148)
Share-based payments	–	–	–	–	–	–	31	31	–	31	–	–	31
Other	–	20	–	–	–	–	29	49	–	49	200 (2)	(7)	242
Balance as at July 31, 2012	$11,163	$21,253	$(563)	$535	$(146)	$33	$139	$32,414	$4,384	$36,798	$918	$770	$38,486

Balance as at November 1, 2010	$5,750	$15,684	$–	$616	$(357)	$10	$25	$21,728	$3,975	$25,703	$559	$956	$27,218
Net income	–	3,894	–	–	–		–	3,894	161	4,055	74	44	4,173
Other comprehensive income (loss)	–	–	(930)	20	93	–	–	(817)	–	(817)	(17)	–	(834)
Total comprehensive income	$–	$3,894	$(930)	$20	$93	$–	$–	$3,077	$161	$3,238	$57	$44	$3,339
Shares issued	2,392	–	–	–	–	–	(5)	2,387	409	2,796	–	–	2,796
Common dividends paid	–	(1,636)	–	–	–	–	–	(1,636)	–	(1,636)	–	–	(1,636)
Preferred dividends paid	–	–	–	–	–	–	–	–	(161)	(161)	–	–	(161)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	–	–	(32)	(140)	(172)
Share-based payments	–	–	–	–	–	–	40	40	–	40	–	–	40
Other	–	(20)	–	–	–	–	29	9	–	9	3 (2)	–	12
Balance as at July 31, 2011	$8,142	$17,922	$(930)	$636	$(264)	$10	$89	$25,605	$4,384	$29,989	$587	$860	$31,436
(1)	Represents amounts on account of share-based payments.
(2)	Includes changes to non-controlling interests arising from business combinations and divestures.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Third Quarter Report 2012    33

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

Sources (uses) of cash flows	For the three months ended		For the nine months ended
(Unaudited) ($ millions)	July 31 2012	July 31 2011	July 31 2012	July 31 2011
Cash flows from operating activities
Net income	$2,051	$1,303	$4,947	$4,173
Adjustment for:
Net interest income	(2,567)	(2,296)	(7,423)	(6,685)
Depreciation and amortization	117	103	331	305
Acquisition-related gains	–	–	–	(286)
Provisions for credit losses	402	250	931	795
Equity-settled share-based payment expense	5	12	31	40
Net gain on investment securities	(10)	(109)	(121)	(221)
Net income from investments in associated corporations	(111)	(112)	(324)	(324)
Gain on sale of property and equipment	(736)	(7)	(859)	(8)
Provision for income taxes	441	397	1,269	1,125
Changes in operating assets and liabilities:
Trading assets	456	1,727	(18,331)	(15,011)
Securities purchased under resale agreements	(2,349)	(4,435)	(12,782)	(3,153)
Loans	(10,802)	(5,322)	(24,288)	(14,459)
Deposits	(3,009)	(7,950)	33,738	39,282
Obligations related to securities sold short	(1,326)	(3,440)	5,910	825
Obligations related to assets sold under repurchase agreements	8,356	4,161	24,599	6,515
Net derivative financial instruments	1,385	(1,676)	1,742	(507)
Other, net	1,142	706	1,329	(2,385)
Dividends received	265	598	769	1,364
Interest received	4,331	3,520	12,212	10,594
Interest paid	(2,007)	(1,868)	(5,736)	(5,308)
Income tax paid	(137)	(301)	(790)	(1,226)
Net cash from/(used in) operating activities	(4,103)	(14,739)	17,154	15,445
Cash flows from investing activities
Interest-bearing deposits with banks	3,675	15,862	(16,115)	(9,868)
Purchase of investment securities	(9,151)	(7,017)	(22,712)	(21,468)
Proceeds from sale and maturity of investment securities	7,522	8,167	22,442	23,777
Acquisition/sale of subsidiaries, associated corporations or business units, net of cash acquired	121	(73)	(462)	(411)
Property and equipment, net of disposals	1,145	(29)	1,154	(228)
Other, net	(72)	(96)	(245)	(3,958)
Net cash from/(used in) investing activities	3,240	16,814	(15,938)	(12,156)
Cash flows from financing activities
Redemption of subordinated debentures	(10)	–	(20)	–
Redemption of capital instruments	(750)	–	(750)	(500)
Proceeds from common shares issued	193	170	2,234	535
Cash dividends paid	(683)	(618)	(1,986)	(1,797)
Distributions to non-controlling interests	(56)	(80)	(148)	(172)
Other, net	186	(1,582)	232	(1,323)
Net cash from/(used in) financing activities	(1,120)	(2,110)	(438)	(3,257)
Effect of exchange rate changes on cash and cash equivalents	(51)	5	(91)	(116)
Net change in cash and cash equivalents	(2,034)	(30)	687	(84)
Cash and cash equivalents at beginning of period(1)	7,015	3,676	4,294	3,730
Cash and cash equivalents at end of period(1)	$4,981	$3,646	$4,981	$3,646
(1)	Represents cash and non-interest bearing deposits with banks (Refer to Note 5).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

34    Scotiabank Third Quarter Report 2012

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE Q3 2012

Condensed Interim Consolidated Financial Statements

Page	Note
36	1.	Reporting entity

36	2.	Basis of preparation

37	3.	Significant accounting policies

52	4.	Future accounting developments

52	5.	Cash and deposits with banks

53	6.	Trading assets

53	7.	Investment securities

54	8.	Securitization

55	9.	Allowance for credit losses and impaired loans

56	10.	Property and equipment

56	11.	Investments in associates

56	12.	Goodwill and other intangible assets

58	13.	Deferred tax assets and liabilities

58	14.	Other assets

59	15.	Leases

59	16.	Deposits

59	17.	Covered bond trust

59	18.	Subordinated debentures

60	19.	Capital instruments

60	20.	Other liabilities

60	21.	Capital management

62	22.	Share-based payments

62	23.	Employee benefits

62	24.	Operating segments

65	25.	Related party transactions

66	26.	Fee and commission revenues

66	27.	Revenue from trading operations

66	28.	Earnings per share

67	29.	Financial instruments

77	30.	Business combinations

78	31.	Events after the Consolidated Statement of Financial Position date

79	32.	First-time adoption of IFRS

Scotiabank Third Quarter Report 2012    35

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

1.	Reporting entity

The Bank of Nova Scotia (the Bank) is a chartered bank under the Bank Act (Canada) (the Bank Act). The Bank is a Schedule I Bank under the Bank Act and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2.	Basis of preparation

Statement of compliance

These condensed interim consolidated financial statements of the Bank have been prepared in accordance with Section 308 of the Bank Act which states that, except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with Canadian Generally Accepted Accounting Principles (CGAAP). With the Canadian Accounting Standards Board adopting International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) effective January 1, 2011, IFRS replaced CGAAP as the financial reporting framework for all publicly accountable enterprises including the Bank. These condensed interim consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting and IFRS 1, First-time Adoption of International Financial Reporting Standards. The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements.

An explanation for how the transition from IFRS has affected the reported financial position, financial performance and cash flows of the Bank is provided in Note 32, First-time adoption of IFRS. This note includes reconciliations of equity and total comprehensive income for comparative periods and of equity at the date of transition reported under previous CGAAP to those reported for those periods and at the date of transition under IFRS.

The condensed interim consolidated financial statements for the quarter ended July 31, 2012 have been approved for issue by the Board of Directors on August 27, 2012.

Basis of measurement

The condensed interim consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

•	Financial assets and liabilities held-for-trading
•	Financial assets and liabilities designated at fair value through profit or loss
•	Derivative financial instruments
•	Available-for-sale investment securities

Functional and presentation currency

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.

Use of estimates and judgments

The preparation of financial statements, in conformity with IFRS, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and income and expenses during the reporting period. Key areas where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments, corporate income taxes, pensions and other employee future benefits, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of investment securities, impairment of non-financial assets, determination of the control of special purpose entities, hedge accounting, and provisions. Actual results could differ from these and other estimates.

36    Scotiabank Third Quarter Report 2012

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

3.	Significant accounting policies

The significant accounting policies used in the preparation of these condensed interim consolidated financial statements, including any additional accounting requirements of OSFI, as set out below, have been applied consistently to all periods presented in these condensed interim consolidated financial statements and in preparing the opening IFRS Consolidated Statement of Financial Position as at November 1, 2010 for the purpose of the transition to IFRS, unless otherwise stated.

Basis of consolidation

The condensed interim consolidated financial statements include the assets, liabilities, financial performance and cash flows of the Bank and all of its subsidiaries, after elimination of intercompany transactions and balances. Subsidiaries are defined as entities controlled by the Bank and exclude associates and joint ventures. The Bank’s subsidiaries can be classified as entities controlled through voting interests or special purpose entities (SPEs).

The Bank consolidates a subsidiary from the date it obtains control. Control is defined as the power to govern the financial and operating policies so as to obtain benefits from the entity’s activities.

Non-controlling interests, including capital instrument equity holders, are presented within equity in the Consolidated Statement of Financial Position separate from equity attributable to common and preferred shareholders of the Bank.

Voting-interest subsidiaries

Control is presumed with an ownership interest of more than 50% of the voting rights in an entity.

The Bank may consolidate an entity when it owns less than 50% of the voting rights when it has one or more other attributes of power:

•	by virtue of an agreement, over more than half of the voting rights;
•	to govern the financial and operating policies of the entity under a statute or an agreement;
•	to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body; or
•

to govern the financial and operating policies of the entity through the size of its holding of voting rights relative to the size and dispersion of holding of the other vote holders and voting patterns at shareholder meetings (i.e., de facto control).

Special purpose entities

SPEs are designed to accomplish certain well-defined objectives. The Bank may become involved with SPEs either at the formation stage or at a later date. The following circumstances may indicate a relationship in which the Bank controls an SPE and therefore should consolidate the SPE:

•	the activities of the SPE are being conducted on behalf of the Bank according to its specific business needs so that the Bank obtains benefits from the SPE’s operations;
•

the Bank has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, the Bank has delegated these decision-making powers;

•	the Bank has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incident to the activities of the SPE; or
•	the Bank retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

The Bank consolidates all SPEs that it controls, including its U.S.-based multi-seller conduit and certain funding and other vehicles.

Associates and joint ventures

An associate is an entity in which the Bank has significant influence, but not control, over the operating and financial policies of the entity. Significant influence is ordinarily presumed to exist when the Bank holds between 20% and 50% of the voting rights. The Bank is also able to exercise significant influence through board representation. The effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Bank has significant influence.

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control and each party is entitled to its share of the profit or loss of the activities of the joint venture.

Investments in associates and joint ventures are recognized initially at cost. Investments in associates and joint ventures are accounted for using the equity method which reflects the Bank’s share of the increase or decrease of the post-acquisition earnings and certain other movements in equity of the associates and joint ventures.

Unrealized gains and losses arising from transactions with associates and joint ventures are eliminated against the investment in associates and joint ventures to the extent of the Bank’s interest in the investee.

Scotiabank Third Quarter Report 2012    37

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Investments in associates and joint ventures are evaluated for impairment at the end of each financial reporting date, or more frequently, if events or changes in circumstances indicate the existence of objective evidence of impairment. When a decline in value of an investment in associate or joint venture is due to impairment, the carrying value of the investment is adjusted to reflect its recoverable amount with an impairment loss recognized in net income from investments in associated corporations in the Consolidated Statement of Income.

Translation of foreign currencies

The financial statements of each of the Bank’s foreign operations are measured using its functional currency, being the currency of the primary economic environment of the foreign operation.

Translation gains and losses related to the Bank’s monetary items are recognized in other operating income in the Consolidated Statement of Income. Revenues and expenses denominated in foreign currencies are translated using average exchange rates, except for depreciation and amortization of foreign currency denominated buildings, equipment and leasehold improvements of the Bank, which are translated using historical rates. Foreign currency non-monetary items that are measured at historical cost are translated into the functional currency at historical rates. Foreign currency non-monetary items measured at fair value are translated into functional currency using the rate of exchange at the date the fair value was determined. Foreign currency gains and losses on non-monetary items are recognized in the Consolidated Statement of Income if the gain or loss on the non-monetary item is recognized in the Consolidated Statement of Income. Any foreign currency exchange gains or losses on non-monetary items are recognized in the Consolidated Statement of Comprehensive Income if the gain or loss on the non-monetary item is recognized in the Consolidated Statement of Comprehensive Income.

Unrealized gains and losses arising upon translation of foreign operations, together with any gains or losses arising from hedges of those net investment positions to the extent effective, are credited or charged to net change in unrealized foreign currency translation gains/losses in the Consolidated Statement of Comprehensive Income. On disposal of a foreign operation, translation differences relating thereto and previously recognized in other comprehensive income are recognized in the Consolidated Statement of Income. The Bank applies the step method to determine the amount of unrealized foreign currency translation balances in the Bank’s accumulated other comprehensive income to be reclassified into the Bank’s consolidated net income when a foreign operation is disposed of.

Financial assets and liabilities

Date of recognition

The Bank initially recognizes loans, deposits, subordinated debentures and debt securities issued on the date at which they are originated or purchased. Regular-way purchases and sales of financial assets, other than loans and receivables, are recognized on the settlement date. All other financial assets and liabilities, including derivatives, are initially recognized on the trade date at which the Bank becomes a party to the contractual provisions of the instrument.

Initial classification and measurement

The classification of financial assets and liabilities at initial recognition depends on the purpose and intention for which the financial assets acquired and liabilities issued and their characteristics. The initial measurement of a financial asset or liability is at fair value.

Determination of fair value

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arms length transaction, other than in a forced or liquidation sale. The best evidence of fair value is bid or ask prices for financial instruments that are quoted in an active market. Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. Financial instruments traded in a less active market have been valued using indicative market prices, present value of cash-flows or other valuation techniques. Fair value estimates normally do not consider forced or liquidation sales. Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, greater management judgment is required for valuation purposes. In addition, the calculation of estimated fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values.

Derecognition of financial assets and liabilities

Derecognition of financial assets

The derecognition criteria is applied to the transfer of part of an asset, rather than the asset as a whole only if such part comprises specifically identified cash flows

38    Scotiabank Third Quarter Report 2012

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

from the asset, a fully proportionate share of the cash flows from the asset, or a fully proportionate share of specifically identified cash flows from the asset.

A financial asset is derecognized when the contractual rights to the cash flows from the asset have expired; or the Bank transfers the contractual rights to receive the cash flows from the financial asset; or has assumed an obligation to pay those cash flows to an independent third party; and the Bank has transferred substantially all the risks and rewards of ownership of that asset to an independent third party.

Where substantially all the risks and rewards of ownership of the financial asset are neither retained nor transferred, the Bank derecognizes the transferred asset only if it has lost control over that asset. Control over the assets is represented by the practical ability to sell the transferred asset. If the Bank retains control over the asset, it will continue to recognize the asset to the extent of its continuing involvement. At times such continuing involvement may be in the form of investment in senior or subordinated tranches of notes issued through non-consolidated special purpose entities.

On derecognition of a financial asset, the difference between the carrying amount and the sum of (i) the consideration received (including any new asset obtained less any new liability assumed) and (ii) any cumulative gain or loss that had been recognized in other comprehensive income is recognized in the Consolidated Statement of Income.

Transfers of financial assets that do not qualify for derecognition are reported as secured financing.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or canceled or expires. If an existing financial liability is replaced by another from the same counterparty on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amount of the existing liability and the new liability is recognized as a gain/loss in the Consolidated Statement of Income.

Offsetting of financial instruments

Financial assets and financial liabilities are offset, with the net amount reported in the Consolidated Statement of Financial Position only if there is currently a legal enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Cash and deposits with banks

Cash and deposits with banks comprises cash, cash equivalents, demand deposits with banks, highly liquid investments that are readily convertible to cash, subject to insignificant risk of changes in value and may carry restrictions in certain circumstances. These investments are those with less than three months’ maturity from the date of acquisition.

Precious metals

Precious metals are carried at fair value less costs to sell, and any changes in fair value less costs to sell are credited or charged to other operating income – revenue from trading operations in the Consolidated Statement of Income.

Interest income and expenses, related to these assets and liabilities, are recorded in interest income – other and interest expense-other respectively.

Trading assets and liabilities

Trading assets and liabilities are measured at fair value in the Consolidated Statement of Financial Position, with transaction costs recognized immediately in the Consolidated Statement of Income. Gains and losses realized on disposal and unrealized gains (losses) due to fair value changes on trading assets and liabilities, except for those used to manage the volatility of share-based payment expense, are recognized as part of other operating income-revenue from trading operations in the Consolidated Statement of Income. Trading assets and liabilities are not reclassified subsequent to their initial recognition.

Financial assets and liabilities designated at fair value through profit or loss

Financial assets and financial liabilities classified in this category are those that have been designated by the Bank on initial recognition or on transition to IFRS. The Bank may only designate an instrument at fair value through profit or loss when one of the following criteria is met, and designation is determined on an instrument by instrument basis:

•

The designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or liabilities or recognizing gains or losses on them on a different basis; or

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

•

The assets and liabilities are part of a group of financial assets, financial liabilities or both which are managed together and their performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy and it can be demonstrated that significant financial risks are eliminated or significantly reduced; or

•	The financial instrument contains one or more embedded derivatives which significantly modify the cash flows.

Financial assets and financial liabilities at fair value through profit or loss are recorded in the Consolidated Statement of Financial Position at fair value. Changes in fair value, are recorded in other operating income – other in the Consolidated Statement of Income. Dividends and interest earned or incurred are recorded in interest income – securities and interest expense – other respectively in the Consolidated Statement of Income.

Securities purchased and sold under resale agreements

Securities purchased under resale agreements (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing arrangements and are recorded at cost. The party disbursing the cash takes possession of the securities serving as collateral for the financing and having a market value equal to, or in excess of the principal amount loaned. The securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on, or derecognized from, the Consolidated Statement of Financial Position, unless the risks and rewards of ownership are obtained or relinquished. The related interest income and interest expense are recorded on an accrual basis in the Consolidated Statement of Income.

Obligations related to securities sold short

Obligations related to securities sold short arise in dealing and market making activities where debt securities and equity shares are sold without possessing such securities.

Similarly, if securities purchased under an agreement to resell are subsequently sold to third parties, the obligation to return the securities is recorded as a short sale within obligations related to securities sold short in the Consolidated Statement of Financial Position. These trading liabilities are measured at fair value with any gains or losses included in other operating income – revenue from trading operations in the Consolidated Statement of Income. Interest expense accruing on debt securities sold short is recorded in interest expense – other.

Securities lending and borrowing

Securities lending and borrowing transactions are usually collateralized by securities or cash. The transfer of the securities to counterparties is only reflected on the Consolidated Statement of Financial Position if the risks and rewards of ownership are also transferred. Cash advanced or received as collateral is recorded as an asset or liability. Fees received and paid are reported as fee and commission revenues and expenses in the Consolidated Statement of Income, respectively.

Securities borrowed are not recognized on the Consolidated Statement of Financial Position, unless they are then sold to third parties, in which case the obligation to return the securities is recorded as a trading liability and measured at fair value with any gains or losses included in other operating income – revenue from trading operations, in the Consolidated Statement of Income.

Derivative instruments

Derivative instruments are contracts whose value is derived from interest rates, foreign exchange rates, commodities, equity prices or other financial variables. Most derivative instruments can be characterized as interest rate contracts, foreign exchange and gold contracts, commodity contracts, equity contracts or credit contracts. Derivative instruments are either exchange-traded contracts or negotiated over-the- counter contracts. Negotiated over-the-counter contracts include swaps, forwards and options.

The Bank enters into these derivative contracts for trading purposes, as well as to manage its asset/liability management exposures (i.e., to manage the Bank’s non-trading interest rate, foreign currency and other exposures). Trading activities are undertaken to meet the needs of the Bank’s customers, as well as for the Bank’s own account to generate income from trading operations.

All derivatives, including embedded derivatives that must be separately accounted for, are recorded at fair value in the Consolidated Statement of Financial Position. The determination of the fair value of derivatives includes consideration of credit risk and ongoing direct costs over the life of the instruments. Inception gains or losses on derivatives are only recognized where the valuation is dependent on observable market data, otherwise, they are deferred over the life of the related contract, or until the valuation inputs become observable.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The gains and losses resulting from changes in fair values of trading derivatives are included in other operating income – revenue from trading operations in the Consolidated Statement of Income.

Changes in the fair value of derivatives used in asset/liability management that do not qualify for hedge accounting are recorded in the Consolidated Statement of Income in other operating income-other. Where derivative instruments are used to manage the volatility of stock-based compensation, these derivatives are carried at fair value with changes in the fair value in relation to units hedged included in operating expenses-salaries and employee benefits in the Consolidated Statement of Income.

Changes in the fair value of derivatives used in asset/liability management that qualify for hedge accounting are recorded as other operating income-other in the Consolidated Statement of Income for fair value hedges and other comprehensive income in the Consolidated Statement of Comprehensive Income for cash flow hedges.

Investment securities

Investment securities are comprised of available-for-sale and held-to-maturity securities.

Available-for-sale investment securities

Available-for-sale investment securities include equity and debt securities. Equity investments classified as available-for-sale are those which are neither classified as held-for-trading nor designated at fair value through profit or loss. Debt securities in this category are those which are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or in response to changes in the market conditions. Available-for-sale investment securities are recorded at fair value with unrealized gains and losses recorded in other comprehensive income on an average cost basis. When realized, these gains and losses are reclassified from the Consolidated Statement of Comprehensive Income and recorded in the Consolidated Statement of Income. For non-monetary investment securities designated as available-for-sale, the gain or loss recognized in other comprehensive income includes any related foreign exchange gains or losses. Foreign exchange gains and losses that relate to the amortized cost of an available-for-sale debt security are recognized in the Consolidated Statement of Income.

Premiums, discounts and related transaction costs on available-for-sale debt securities are amortized over the expected life of the instrument to interest income-

securities in the Consolidated Statement of Income using the effective interest method.

Transaction costs on available-for-sale are initially capitalized and then recognized as part of the net realized gain/loss on subsequent sale of the instrument in the Consolidated Statement of Income.

Held-to-maturity investment securities

Held-to-maturity investment securities are non-derivative assets with fixed or determinable payments and fixed maturity that the Bank has the positive intent and ability to hold to maturity, and which do not meet the definition of a loan, are not held-for-trading, and are not designated at fair value through profit or loss or as available-for-sale. After initial measurement, held-to-maturity investment securities are carried at amortized cost using the effective interest method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition, transaction costs and fees that are an integral part of the effective interest rate. The amortization is included in interest income – securities in the Consolidated Statement of Income.

A sale or reclassification of a more than an insignificant amount of held-to-maturity investments would result in the reclassification of all held-to-maturity investments as available-for-sale, and would prevent the Bank from classifying investment securities as held-to-maturity for the current and the following two financial years. However, sales and reclassifications in any of the following circumstances would not trigger a reclassification:

•	Sales or reclassifications that are so close to maturity that changes in the market rate of interest would not have a significant effect on the financial asset’s fair value;
•	Sales or reclassifications after the Bank has collected substantially all of the asset’s original principal;
•	Sales or reclassifications attributable to non-recurring isolated events beyond the Bank’s control that could not have been reasonably anticipated.

Impairment of investment securities

Investment securities are evaluated for impairment at the end of each reporting date, or more frequently, if events or changes in circumstances indicate the existence of objective evidence of impairment.

In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its original cost is considered in determining whether impairment exists.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

In the case of debt instruments classified as available-for-sale and held-to-maturity investment securities, impairment assessed is based on the same criteria as impairment of loans.

When a decline in value of available-for-sale debt or equity instrument is due to impairment, the carrying value of the security continues to reflect fair value. Losses arising from impairment are reclassified from accumulated other comprehensive income and included in net gain on investment securities within other operating income in the Consolidated Statement of Income.

The losses arising from impairment of held-to-maturity investment securities are recognized in net gain on investment securities within other operating income in the Consolidated Statement of Income.

Reversals of impairment losses on available-for-sale debt instruments resulting from increases in fair value related to events occurring after the date of impairment are included in net gain on investment securities within other operating income in the Consolidated Statement of Income, to a maximum of the original impairment charge. Reversals of impairment on available-for-sale equity instruments are not recognized in the Consolidated Statement of Income; increases in fair value of such instruments after impairment are recognized in equity.

Reversals of impairment losses on held-to-maturity investment securities are included in net gain on investment securities within other operating income in the Consolidated Statement of Income, to a maximum of the amortized cost of the investment before the original impairment charge.

Loans

Loans include loans and advances originated by the Bank which are not classified either as held-for-trading or designated at fair value. Debt securities, which are not trading securities or have not been designated as available-for-sale securities and that are not quoted in an active market, are also classified as loans.

Loans are recognized when cash is advanced to a borrower. Loans are measured at amortized cost using the effective interest method, less any impairment losses. Loans are stated net of allowance for credit losses.

Loan impairment and allowance for credit losses

The Bank considers a loan to be impaired when there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the loan and the loss event has an impact on the estimated future cash flows of the loan that can be reliably estimated. Objective evidence is represented by observable data that comes to the attention of the Bank and includes events that indicate:

•	significant financial difficulty of the borrower;
•	a default or delinquency in interest or principal payments;
•	a high probability of the borrower entering a phase of bankruptcy or a financial reorganization;
•	a measurable decrease in the estimated future cash flows from loan or the underlying assets that back the loan.

If a payment on a loan is contractually 90 days in arrears, the loan will be classified as impaired, if not already classified as such, unless the loan is fully secured, the collection of the debt is in process, and the collection efforts are reasonably expected to result in repayment of the loan or in restoring it to a current status within 180 days from the date a payment has become contractually in arrears. Finally, a loan that is contractually 180 days in arrears is classified as impaired in all situations, except when it is guaranteed or insured by the Canadian government, the provinces or a Canadian government agency; such loans are classified as impaired if the loan is contractually in arrears for 365 days. Any credit card loan that has a payment that is contractually 180 days in arrears is written off. Losses expected as a result of future events, are not recognized.

The Bank considers evidence of impairment for loans and advances at both an individual and collective level.

Individual impairment allowance

For all loans that are considered individually significant, the Bank assesses on a case-by-case basis at each reporting period whether an individual allowance for loan losses is required.

For those loans where objective evidence of impairment exists and the Bank has determined the loan to be impaired, impairment losses are determined based on the Bank’s aggregate exposure to the customer considering the following factors:

•	the customers ability to generate sufficient cash flow to service debt obligations;
•	the extent of other creditors’ commitments ranking ahead of, or pari passu with, the Bank and the likelihood of other creditors continuing to support the company;
•	the complexity of determining the aggregate amount and ranking of all creditor claims and the extent to which legal and insurance uncertainties are evident;

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

•	the realizable value of security (or other credit mitigants) and likelihood of successful repossession.

Impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate, and comparing the resultant present value with the loan’s current carrying amount. This results in interest income being recognized using the original effective interest rate.

Collective impairment allowance

For loans that have not been individually assessed as being impaired, the Bank pools them into groups to assess them on a collective basis. Collective allowances are calculated for impaired loans and performing loans. Allowances related to performing loans estimate probable incurred losses that are inherent in the portfolio but have not yet been specifically identified as impaired.

Impaired loans

Retail loans represented by residential mortgages, credit cards and other personal loans are considered by the Bank to be homogeneous groups of loans that are not considered individually significant. All homogeneous groups of loans are assessed for impairment on a collective basis.

A roll rate methodology is used to determine impairment losses on a collective basis for these because individual loan assessment is impracticable. Under this methodology, loans with similar credit characteristic are grouped into ranges according to the number of days past due and statistical analysis is used to estimate the likelihood that loans in each range will progress through the various stages of delinquency and ultimately prove irrecoverable. This methodology employs statistical analyses of historical data and experience of delinquency and default to estimate the amount of loans that will eventually be written off as a result of the events not identifiable on an individual loan basis. When the portfolio size is small or when information is insufficient or not reliable enough to adopt a roll rate methodology, the Bank adopts a basic formulaic approach based on historical loss rate experience.

Performing loans

Over and above the individually assessed and retail roll rate allowances, loans that were subject to individual assessment for which no evidence of impairment existed, are grouped together according to their credit risk characteristics for the purpose of reassessing them on a collective basis. This reflects impairment losses that the Bank has incurred as a result of events that have occurred but where the individual loss has not been identified.

The collective impairment allowance for such loans is determined after taking into account:

•	historical loss experience in portfolios of similar credit risk characteristics (for example, by industry sector, loan grade or product);
•	the estimated period between impairment occurring and the loss being identified and evidenced by the establishment of an appropriate allowance against the individual loan; and
•

management’s experienced judgment as to whether current economic and credit conditions are such that the actual level of inherent losses at the reporting date is likely to be greater or less than that suggested by historical experience. As soon as information becomes available which identifies losses on individual loans within the group, those loans are removed from the group and assessed on an individual basis for impairment.

Provision for credit losses on off-balance sheet positions

A provision is set up for the Bank’s off-balance sheet positions and recorded in other liabilities on the Consolidated Statement of Financial Position. The process to determine the provision for off-balance sheet positions is similar to the methodology used for loans. Any change in the provision is recorded in the Consolidated Statement of Income as provision for credit losses.

Write-off of loans

Loans (and the related impairment allowance accounts) are normally written off, either partially or in full, when there is no realistic prospect of recovery. Where loans are secured, this is generally after receipt of any proceeds from the realization of security. In circumstances where the net realizable value of any collateral has been determined and there is no reasonable expectation of further recovery, write-off may be earlier.

Reversals of impairment

If the amount of an impairment loss related to loans decreases in a subsequent period, and the decrease can be related objectively to an event occurring after the impairment was recognized, the excess is written back by reducing the loan impairment allowance account accordingly. The write-back is recognized in the provision for credit losses in the Consolidated Statement of Income.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Restructured loans

Restructured loans include loans where the Bank has renegotiated the original terms of a loan by granting a concession to the borrower (“concessions”). These concessions include interest rate adjustments, deferral or extension of principal or interest payments and forgiveness of a portion of principal or interest. Once the terms of the loan have been renegotiated and agreed upon with the borrower the loan is considered a restructured loan. The investments in the loan is reduced as of the date of the restructuring to the amount of the net cash flows receivable under the modified terms, discounted at the effective interest rate inherent in the loan. The loan is no longer considered past due and the reduction in the carrying value of the loan is recognized as a charge for loan impairment in the Consolidated Statement of Income in the period in which the loan is restructured. In other cases, restructuring may be considered substantial enough to result in recognition of a new loan.

Customer’s liability under acceptances

The Bank’s potential liability under acceptances is reported as a liability in the Consolidated Statement of Financial Position. The Bank has equivalent claims against its customers in the event of a call on these commitments, which are reported as an asset. Fees earned are reported in fee and commission revenues – banking fees in the Consolidated Statement of Income.

Hedge accounting

The Bank formally documents all hedging relationships and its risk management objective and strategy for undertaking these hedge transactions at inception. The hedge documentation includes identification of the asset, liability, firm commitment or highly probable forecasted transaction being hedged, the nature of the risk being hedged, the hedging instrument used and the method used to assess the effectiveness of the hedge. The Bank also formally assesses, both at each hedge’s inception and on an ongoing basis, whether the hedging instruments are highly effective in offsetting changes in fair value or cash flows of hedged items. Hedge ineffectiveness is measured and recorded in other operating income – other in the Consolidated Statement of Income.

There are three types of hedges: (i) fair value hedges, (ii) cash flow hedges and (iii) net investment hedges.

Fair value hedges

For fair value hedges, the change in fair value of the hedging instrument is offset in the Consolidated

Statement of Income by the change in fair value of the hedged item attributable to the hedged risk. The Bank utilizes fair value hedges primarily to convert fixed rate financial instruments to floating rate financial instruments. Hedged items include available-for-sale debt and equity securities, loans, deposit liabilities and subordinated debentures. Hedging instruments include single-currency interest rate swaps, cross-currency interest rate swaps and foreign currency liabilities.

Cash flow hedges

For cash flow hedges, the change in fair value of the hedging instrument, to the extent effective, is recorded in other comprehensive income until the corresponding gains and losses on the hedged item is recognized in income. The Bank utilizes cash flow hedges primarily to hedge the variability in cash flows relating to floating rate financial instruments and highly probable forecasted revenues. Hedged items include available-for-sale debt securities, loans, deposit liabilities and highly probable forecasted revenues. Hedging instruments include single-currency interest rate swaps, cross-currency interest rate swaps and foreign currency forwards.

Net investment hedges

For net investment hedges, the change in fair value of the hedging instrument, to the extent effective, is recorded in other comprehensive income until the corresponding cumulative translation adjustments on the hedged net investment is recognized in income. The Bank designates foreign currency liabilities and foreign currency forwards as hedging instruments to manage the foreign currency exposure and impact on capital ratios arising from foreign operations.

Property and equipment

Land, buildings and equipment

Land is carried at cost. Buildings, buildings fittings, equipment, and leasehold improvements are carried at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset. Depreciation is calculated using the straight-line method over the estimated useful life of the related asset less any residual value as follows: buildings – 40 years, buildings fittings – 15 years, equipment – 3 to 10 years, and leasehold improvements – term of lease plus one renewal period up to a maximum of 15 years. Depreciation methods, useful lives and residual values are reassessed at each financial year-end and adjusted if appropriate.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

When major components of building and equipment have different useful lives, they are accounted for separately and depreciated over each component’s estimated useful life.

Net gains and losses on disposal are included in other operating income – other in the Consolidated Statement of Income, in the year of disposal.

Investment property

Investment property is property held either for rental income or for capital appreciation or for both. The Bank holds certain investment properties which are presented in property and equipment on the Consolidated Statement of Financial Position using the cost model.

Investment property is carried at cost less accumulated depreciation and any accumulated impairment losses. Depreciation is calculated using the straight-line method over the estimated useful life of 40 years. Depreciation methods, useful lives and residual values are reassessed at each financial year-end and adjusted as appropriate.

The Bank engages, as appropriate, external real estate experts to determine the fair value of the investment property for disclosure purposes by using recognized valuation techniques. In cases in which prices of recent market transactions of comparable properties are available, fair value is determined by reference to these transactions.

Assets held-for-sale

Non-financial assets acquired in exchange for loans as part of an orderly realization are recorded as assets held-for-sale or held-for-use.

The assets are considered to be held-for-sale where their carrying amount will be recovered principally through a sale transaction rather than through continuing use. The asset acquired is recorded in other assets at the lower of its fair value (less cost to sell) and the carrying amount of the loan (net of impairment allowance) at the date of exchange. No depreciation is charged in respect of assets held-for-sale. Any subsequent write-down of the acquired asset to fair value less costs to sell is recognized in the Consolidated Statement of Income, in other operating income. Any subsequent increase in the fair value less costs to sell, to the extent this does not exceed the cumulative write-down, is also recognized in other operating income, together with any realized gains or losses on disposal.

If the acquired asset does not meet the requirement to be considered as held-for-sale, the asset is considered to be held-for-use, measured initially at cost and accounted for in the same manner as a similar asset acquired in the normal course of business.

Business combinations and goodwill

The Bank follows the acquisition method of accounting for the acquisition of subsidiaries. The Bank considers the date on which control is obtained and it legally transfers the consideration for the acquired assets and assumed liabilities of the subsidiary to be the date of acquisition. The cost of an acquisition is measured at the fair value of the consideration paid. The fair value of the consideration transferred by the Bank in a business combination is calculated as the sum of the acquisition-date fair values of the assets transferred by the Bank, the liabilities incurred by the Bank to former owners of the acquiree and the equity interests issued by the Bank. The Bank recognizes the acquisition-date fair values of any previously held investment in the subsidiary and contingent consideration as part of the consideration transferred in exchange for the acquisition. A gain or loss on any previously held investments of an acquiree is recognized in other operating income – other.

All identifiable assets acquired (including intangible assets) and liabilities assumed (including any contingent liabilities) are measured at the acquisition date fair value. The Bank records identifiable intangible assets irrespective of whether the asset had been recognized by the acquiree before the business combination. Non-controlling interests, if any, are recognized at their proportionate share of the fair value of identifiable assets and liabilities, unless otherwise indicated.

Any excess of the cost of acquisition over the fair value of the identifiable assets acquired and liabilities assumed and any non-controlling interests in the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the Bank’s share of the identifiable assets acquired and liabilities assumed, the resulting gain is recognized immediately in other operating income – other in the Consolidated Statement of Income.

During the measurement period (which is within one year from the acquisition date), the Bank may, on a retrospective basis, adjust the amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date.

The Bank accounts for acquisition-related costs as expenses in the periods in which the costs are incurred and the services are received.

After initial recognition of goodwill in a business combination, goodwill in aggregate is measured at cost less any accumulated impairment losses. Goodwill is not amortized but tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Goodwill is reviewed at each reporting date to determine whether there is any indication of impairment. For the purpose of impairment testing, goodwill acquired in a business combination is, on the acquisition date, allocated to each of the Bank’s cash- generating units (CGU) or group of CGUs that are expected to benefit from the combination. For the purpose of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment is tested reflects the lowest level at which goodwill is monitored for internal management purposes.

An impairment loss is recognized if the carrying amount of a CGU or group of CGUs exceeds its recoverable amount. The recoverable amount is the greater of fair value less costs to sell and value in use. If either fair value less costs to sell or value in use exceeds the carrying amount, there is no need to determine the other. In determining fair value less costs to sell, an appropriate valuation model is used. The model considers various factors including normalized earnings, projected forward earnings and price earnings multiples. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. An impairment loss, in respect of goodwill, is not reversed.

Intangible assets

Intangible assets represent identifiable non-monetary assets and are acquired either separately or through a business combination, or generated internally. The Bank’s intangible assets are mainly comprised of computer software, customer relationships, core deposit intangibles and fund management contracts.

The cost of a separately acquired intangible asset includes its purchase price and directly attributable costs of preparing the asset for its intended use.

In respect of internally generated intangible assets, cost includes all directly attributable costs necessary to create, produce, and prepare the asset to be capable of operating in the manner intended by management.

After initial recognition, an intangible asset is carried at its cost less any accumulated amortization and accumulated impairment losses.

Intangible assets that have finite useful lives are initially measured at cost and are amortized on a straight-line basis over their useful lives as follows: computer software – 5 to 10 years; and other intangible assets – 5 to 20 years. Intangible assets with indefinite useful lives are not amortized.

As intangible assets are considered to be non-financial assets, the impairment model for non-financial assets is applied. In addition, intangible assets with indefinite useful lives are tested for impairment annually.

Impairment of non-financial assets

The carrying amount of the Bank’s non-financial assets, other than goodwill and deferred tax assets which are separately addressed, are reviewed at each reporting date to determine whether there is any indication of impairment. For the purpose of impairment testing, non-financial assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent from the cash inflows of other assets or groups of assets.

If any indication of impairment exists then the asset’s recoverable amount is estimated. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The Bank’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses of continuing operations are recognized in the Consolidated Statement of Income in those expense categories consistent with the nature of the impaired asset. Impairment losses recognized in prior periods are reassessed at each reporting date for any indication that the loss had decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Such reversal is recognized in the Consolidated Statement of Income.

Corporate income taxes

The Bank follows the balance sheet liability method for corporate income taxes. Under this method, deferred tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences which are the differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Deferred tax assets are recognized only to the extent it is probable that sufficient taxable profits will be available against which the benefit of these deferred tax assets can be utilized.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred and current tax assets and liabilities are only offset when they arise in the same tax reporting group and where the Bank has both the legal right and the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

Income tax is recognized in the Consolidated Statement of Income except where it relates to items recognized in other comprehensive income or directly in equity, in which case it is recognized in the same line as the related item.

Leases

Bank as a lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases and presented within loans in the Consolidated Statement of Financial Position. When assets held are subject to a finance lease, the leased assets are derecognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Initial direct costs incurred in negotiating and arranging a finance lease are incorporated into the receivable through the discount rate applied to the lease. Finance lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

Assets leased to customers under agreements which do not transfer substantially all the risks and rewards of ownership are classified as operating leases. The leased assets are included within property and equipment on the Bank’s Consolidated Statement of Financial Position. Rental income is recognized on a straight-line basis over the period of the lease in other operating income – other in the Consolidated Statement of Income. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense on a straight-line basis over the lease term.

Bank as a lessee

Assets held under finance leases are initially recognized as property and equipment in the Consolidated Statement of Financial Position at an amount equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments. The corresponding finance lease obligation is included in other liabilities in the Consolidated Statement of Financial Position. The discount rate used in calculating the present value of the minimum lease payments is the interest rate implicit in the lease. Contingent rentals are recognized as expense in the periods in which they are incurred.

Operating lease rentals payable are recognized as an expense on a straight-line basis over the lease term, which commences when the lessee controls the physical use of the asset. Lease incentives are treated as a reduction of rental expense and are also recognized over the lease term on a straight-line basis. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

Leasehold improvements

Leasehold improvements are investments made to customize buildings and offices occupied under operating lease contracts to make them suitable for their intended purpose. The present value of estimated reinstatement costs to bring a leased property into its original condition at the end of the lease, if required, is capitalized as part of the total leasehold improvements costs. At the same time, a corresponding liability is recognized to reflect the obligation incurred. Reinstatement costs are recognized in net income through depreciation of the capitalized leasehold improvements over their estimated useful life.

Capital instruments

The Bank classifies capital instruments as either financial liabilities, equity instruments or compound instruments comprised of both liability and equity components in accordance with the substance of the contractual terms of the instruments.

Certain payment features that do not create an unavoidable obligation to pay cash are characteristic of equity. Where a capital instrument embodies features of liability and equity, it is considered to be a compound instrument. At inception, the liability component of a compound instrument is initially measured, with any residual attributed to equity.

Financial liability components are classified as capital instrument liabilities in the Consolidated Statement of Financial Position, with the related interest expense recorded in the Consolidated Statement of Income.

Instruments that are classified, in whole or in part, as equity instruments are classified as non-controlling interests – capital instrument equity holders in the Consolidated Statement of Financial Position. When the

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Bank has an obligation to pay distributions to capital instrument equity holders, the distributions are deducted directly from equity, with a corresponding increase to other liabilities – other. Net income attributable to non-controlling interests – capital instrument equity holders represents net income earned in capital funding trusts not attributable to the Bank’s common shareholders.

When the Bank redeems a compound instrument, the Bank allocates the consideration paid to the liability component based on its redemption date fair value, with any residual amount recognized directly in equity. Any difference between the fair value of the liability and its carrying amount is recognized as a gain or loss in the Consolidated Statement of Income and is allocated entirely to non-controlling interests – capital instrument equity holders.

Provisions

A provision is recognized if, as a result of a past event, the Bank has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation, taking into account the risks and uncertainties surrounding the obligation. If the effect of the time value of money is considered material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The increase in the provision due to the passage of time is recorded as interest expense – other in the Consolidated Statement of Income.

Insurance contracts

Gross premiums for life insurance contracts are recognized as income when due. Gross premiums for non-life insurance business primarily property and casualty are recognized as income over the term of the insurance contracts. Unearned premiums represent the portion of premiums written in the current year that relate to the period of risk after the reporting date. Insurance claims recoveries are accounted as income in the same period as the related claims.

Gross insurance claims for life insurance contracts reflect the cost of all claims arising during the year. Gross insurance claims for property and casualty insurance contracts include paid claims and movements in outstanding claim liabilities. Insurance premiums ceded to reinsurers are accounted as expense in the same period as the premiums for the direct insurance contracts to which they relate.

Guarantees

Guarantees include standby letters of credit, letters of guarantee, indemnifications, credit enhancements and other similar contracts. Guarantees that qualify as a derivative are accounted for in accordance with the policy for derivative instruments. For guarantees that do not qualify as a derivative, a liability is recorded for the fair value of the obligation assumed at inception. The fair value of the obligation at inception is generally based on the discounted cash flow of the premium to be received for the guarantee, resulting in a corresponding asset. Subsequent to initial recognition, such guarantees are measured at the higher of the initial amount, less amortization to recognize any fee income earned over the period, and the best estimate of the amount required to settle any financial obligation arising as a result of the guarantee. Any increase in the liability is reported in the Consolidated Statement of Income.

Employee benefits

The Bank provides pension and other benefit plans for qualified employees in Canada, the United States and other international operations. Pension benefits are predominantly offered in the form of defined benefit pension plans (generally based on an employee’s length of service and the final five years’ average salary), with some pension benefits offered in the form of defined contribution pension plans (where the Bank’s contribution is fixed and there is no legal or constructive obligation to pay further amounts). Other benefits provided include post-retirement health care, dental care and life insurance, along with other long-term employee benefits such as long-term disability benefits.

Defined benefit pension plans and other post-retirement benefit plans

The cost of these employee benefits is actuarially determined each year using the projected unit credit method. The calculation uses management’s best estimate of a number of assumptions – including the long-term rates of investment return on plan assets, future compensation, health care costs, mortality, as well as the retirement age of employees. The discount rate is based on the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Bank’s obligations. The expected return on plan assets is based on the fair value of plan assets as at October 31.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The Bank’s net asset or liability in respect of employee benefit plans is calculated separately for each plan as the difference between the present value of future benefits earned in respect of service for prior periods and the fair value of plan assets, adjusted for unrecognized actuarial gains or losses and unrecognized past service costs.

When the net amount in the Consolidated Statement of Financial Position is an asset, the recognized asset is limited to the net total of any cumulative unrecognized actuarial losses and past service costs and the present value of any economic benefits available in the form of any refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan sponsored by the Bank. An economic benefit is available to the Bank if it is realizable during the life of the plan or on settlement of the plan liabilities.

The net balance sheet asset or liability is included in other assets and other liabilities, as appropriate in the Consolidated Statement of Financial Position.

If the cumulative unrecognized net actuarial gain or loss is more than 10% of the greater of the fair value of plan assets or the defined benefit obligation at the beginning of the year, the excess above this 10% threshold is generally amortized over the estimated average remaining service period of employees. For the Bank’s principal pension plans and other benefit plans, these periods range from 9 to 18 years and from 8 to 27 years, respectively.

When the benefits of a plan are improved (reduced), the portion of the increased (reduced) defined benefit obligation relating to past service by employees that is not vested is recognized in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense (income) is recognized immediately in profit or loss.

Other long-term employee benefits

Other long-term employee benefits are accounted for similar to defined benefit pension plans and other post-retirement benefit plans described above except that actuarial gains and losses and/or past service costs are recognized in profit or loss in the period in which they arise.

Defined contribution plans

Certain employees outside of Canada participate in defined contribution pension plans. The costs for such plans are equal to Bank contributions made to employees’ accounts during the year.

Termination benefits

Termination benefits are recognized as an expense when the Bank is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided and a liability is measured on an undiscounted basis net of payments made.

Recognition of income and expenses

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Bank and the revenue can be reliably measured. The following specific criteria must also be met before revenue is recognized:

Interest and similar income and expenses

For all interest-bearing financial instruments, including those held-for-trading or designated at fair value through profit or loss, interest income or expense is recorded in net interest income using the effective interest rate. This is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or financial liability. The calculation takes into account all the contractual terms of the financial instrument (for example, prepayment options) and includes any fees or incremental costs that are directly attributable to the instrument and are an integral part of the effective interest rate, but not future credit losses.

The carrying amount of interest-bearing financial instruments, measured at amortized cost or classified as available-for-sale, is adjusted if the Bank revises its estimates of payments or receipts. The adjusted carrying amount is calculated based on the original effective interest rate and the change in carrying amount is recorded as other operating income in the Consolidated Statement of Income.

Once the carrying value of a financial asset or a group of similar financial assets has been reduced due to an impairment loss, interest income continues to be recognized based on net effective interest rate inherent in the investment.

Loan origination costs are deferred and amortized into income using the effective interest method over the

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

expected term of the loan. Loan fees are recognized in interest income over the appropriate lending or commitment period. Mortgage prepayment fees are recognized in interest income when received, unless they relate to a minor modification to the terms of the mortgage, in which case the fees are deferred and amortized using the effective interest method over the remaining period of the original mortgage.

Loan commitment fees for loans that are likely to be drawn down and other credit related fees are deferred (together with any incremental costs) and recognized as part of the effective interest on the loan. When it is unlikely that a loan will be drawn down, the loan commitment fees are recognized over the commitment period on a straight-line basis.

For presentation purposes, on the Consolidated Statement of Income, interest income and interest expense from trading operations are reclassified to revenue from trading operations.

Fee and commission revenues

The Bank earns fee and commission revenues from a diverse range of services it provides to its customers. Fee income can be divided into the following two categories:

Fees earned for the provision of services over a period of time are accrued over that period. These fees include commission income, loan syndication fees and asset management, custody and other management and advisory fees.

Fees arising from negotiating or participating in the negotiation of a transaction for a third party, such as the arrangement of the acquisition of shares or other securities or the purchase or sale of businesses, are recognized on completion of the underlying transaction. Fees or components of fees that are linked to a certain performance are recognized after fulfilling the corresponding criteria.

Fee and commission expense

Fee and commission expense relates to transaction and service fee which are expensed as the services are received.

Dividend income

Dividend income on equity securities is recognized in interest income when the Bank’s right to receive payment is established.

Share-based payments

Share-based payments awarded to employees are recognized as compensation expense in the

Consolidated Statement of Income over the vesting period based on the number of awards expected to vest including the impact of expected forfeitures. For awards that are delivered in tranches, each tranche is considered a separate award and accounted for separately.

Share appreciation rights and other awards that must be settled for cash are classified as liabilities. Liability-classified awards are re-measured to fair value at each reporting date while they remain outstanding.

Employee stock options with tandem share appreciation rights give the employee the right to exercise for shares or settle in cash. These options are classified as liabilities and are re-measured to fair value at each reporting date while they remain outstanding. If an option is exercised, thereby cancelling the tandem share appreciation right, both the exercise price proceeds together with the accrued liability are credited to equity – common shares in the Consolidated Statement of Financial Position.

Plain vanilla options and other awards that must be settled for shares are classified as equity awards. Equity-classified awards are expensed based on the grant date fair value with a corresponding increase to equity – other reserves in the Consolidated Statement of Financial Position. If an option is exercised, both the exercise price proceeds together with the amount recorded in other reserves is credited to equity – common shares in the Consolidated Statement of Financial Position.

For tandem share appreciation rights, share appreciation rights and plain vanilla options, the Bank estimates fair value using an option pricing model. The option pricing model requires inputs such as the exercise price of the option, the current share price, the risk free interest rate, expected dividends, expected volatility (calculated using an equal weighting of implied and historical volatility) and specific employee exercise behaviour patterns based on statistical data. For other awards, fair value is the quoted market price of the Bank’s common shares at the reporting date.

Where derivatives are used to hedge share-based payment compensation expense, related mark-to-market gains and losses are included in operating expenses – salaries and employee benefits in the Consolidated Statement of Income.

A renouncement of a tandem share appreciation right where an employee retains the corresponding option for shares with no change in the overall fair value of the award, results in a reclassification of the accrued liability and associated tax to equity – other reserves in the

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position. This reclassification is measured at the fair value of the renounced awards as of the renouncement date. Subsequent to renouncement, these awards are accounted for as plain vanilla options, based on the fair value as of the renouncement date.

Customer loyalty programs

The Bank operates loyalty points programs, which allow customers to accumulate points when they use the Bank’s products and services. The points can then be redeemed for free or discounted products or services, subject to certain conditions.

Consideration received is allocated between the products sold or services rendered and points issued, with the consideration allocated to points equal to their fair value. The fair value of points is generally based on equivalent retail prices for the mix of awards expected to be redeemed. The fair value of the points issued is deferred in other liabilities and recognized as banking revenues when the points are redeemed or lapsed.

Dividends on shares

Dividends on common and preferred shares are recognized as a liability and deducted from equity when they are approved by the Bank’s Board. Interim dividends are deducted from equity when they are declared and no longer at the discretion of the Bank.

Segment reporting

Management’s internal view is the basis for the determination of operating segments. The operating segments are those whose operating results are regularly reviewed by the Bank’s chief operating decision-maker to make decisions about resources to be allocated to the segment and assess its performance. The Bank has four operating segments: Canadian Banking, International Banking, Global Wealth Management, and Global Banking and Markets. The other category represents smaller operating segments, including Group Treasury and other corporate items, which are not allocated to an operating segment. These segments offer different products and services and are managed separately based on the Bank’s management and internal reporting structure. The Bank’s management reviews internal management reports on a regular basis.

The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements by the Bank. The only notable accounting measurement difference is the grossing up of tax-exempt net interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income arising from taxable and tax-exempt sources.

Because of the complexity of the Bank, various estimates and allocation methodologies are used in the preparation of the business segment financial information. The assets and liabilities are transfer-priced at wholesale market rates, and corporate expenses are allocated to each segment based on utilization. As well, capital is apportioned to the business segments on a risk-based methodology. Transactions between segments are recorded within segment results as if conducted with a third party and are eliminated on consolidation.

Historically, assets and liabilities are transfer-priced at short-term wholesale market rates.

Earnings per share (EPS)

Basic EPS is computed by dividing net income for the period attributable to the Bank’s common shareholders by the weighted-average number of common shares outstanding during the period.

Diluted EPS is calculated by dividing adjusted net income for the period attributable to common shareholders by the weighted-average number of diluted common shares outstanding for the period. In the calculation of diluted earnings per share, earnings are adjusted for changes in income or expenses that would result from issuance of dilutive shares. The weighted-average number of diluted common shares outstanding for the period reflects the potential dilution that would occur if options, securities or other contracts that entitle their holders to obtain common shares had been outstanding from the beginning of the period (or a later date) to the end of the period (or an earlier date). Instruments determined to have an antidilutive impact for the period are excluded from the calculation of diluted EPS.

Earnings are adjusted by the after-tax amount of distributions related to dilutive capital instruments recognized in the period. For tandem share appreciation rights that are carried as liabilities, the after-tax re-measurement included in salaries and employee benefits expense, net of related hedges, is adjusted to reflect the expense had these rights been equity-classified.

The number of additional shares for inclusion in diluted EPS for share-based payment options is determined using the treasury share method. Under this method, the net number of incremental common shares is

Scotiabank Third Quarter Report 2012    51

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

determined by assuming that in-the-money stock options are exercised and the proceeds are used to purchase common shares at the average market price during the period.

The number of additional shares associated with capital instruments that potentially result in the issuance of common shares is based on the terms of the contract.

4.	Future accounting developments

The Bank actively monitors developments and changes in standards from the IASB as well as regulatory requirements from the Canadian Securities Administrators and OSFI.

The IASB issued a number of new or revised standards. The Bank is not permitted to early adopt any of the standards or amendments per the OSFI Advisory issued in October 2011. The Bank is currently assessing the impact the adoption of these standards will have on its consolidated financial statements.

Effective November 1, 2013

•

IFRS 10, Consolidated Financial Statements, replaced the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities. This standard introduces a single, principle-based, control model for consolidation, irrespective of whether an entity is controlled through voting rights or through other contractual arrangements as is common in special purpose entities.

•

IFRS 11, Joint Arrangements, supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities – Non-monetary Contributions by Venturers. This standard addresses inconsistencies in the reporting of joint arrangements by eliminating proportionate consolidation as a method to account for jointly controlled entities and improves the accounting of joint arrangements by introducing a principle-based approach that requires a party to the joint arrangement to recognize its rights and obligations from the arrangement, rather than its legal form (as is currently the case).

•

IFRS 12, Disclosure of Interests in Other Entities, requires enhanced disclosures on all forms of interests in other entities including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

•	IFRS 13, Fair Value Measurement, provides a definition of fair value, establishes a framework for measuring fair value, and provides disclosure requirements for use across the IFRS standards.
•

IAS 19, Employee Benefits, eliminates the use of the corridor approach (the method currently used by the Bank) and requires actuarial gains and losses to be recognized immediately in other comprehensive income. In addition, the discount rate to be used for recognizing the net interest income/expense is based on the rate at which the liabilities are discounted and not the expected rate of return on the assets.

•

IFRS 7, Financial Instruments Disclosures – Offsetting Financial Assets and Liabilities, provides new disclosures requiring entities to disclose gross amounts subject to rights of set off, amounts set off, and the related net credit exposure.

Effective November 1, 2014

•	IAS 32, Financial Instruments: Presentation – Offsetting Financial Assets and Liabilities, clarifies the application of the offsetting requirements.

Effective November 1, 2015

•

IFRS 9, Financial Instruments, will replace the guidance in IAS 39, Financial Instruments Recognition and Measurements, on classification and measurement of financial assets. The standard has been amended by the IASB to postpone the effective date for two years from the original effective date.

5.	Cash and deposits with banks

	As at			Opening as at
($ millions)	July 31 2012	April 30 2012	October 31 2011	November 1 2010
Cash and non-interest-bearing deposits with banks	$4,981	$7,015	$4,294	$3,730
Interest-bearing deposits with banks	57,457	60,607	40,928	36,501
Total	$62,438	$67,622	$45,222	$40,231

The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amount to $10,601 million (April 30, 2012 – $10,206 million; October 31, 2011 – $7,114 million; November 1, 2010 – $5,906 million). Certain deposits with banks amounting to $nil (April 30, 2012 – $nil; October 31, 2011 – $nil; November 1, 2010 – $701 million) are pledged as security for certain liabilities related to the Canada Mortgage and Housing Corporation securitization program.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

6.	Trading assets

(a)	Trading securities

An analysis of the carrying value of trading securities is as follows:

	As at			Opening as at
($ millions)	July 31 2012	April 30 2012	October 31 2011	November 1 2010
Trading securities:
Canadian federal government debt	$16,005	$18,491	$12,759	$16,186
Canadian provincial and municipal debt	5,383	5,138	4,228	4,487
U.S. treasury and other U.S. agencies’ debt	12,854	8,939	3,492	5,065
Other foreign governments’ debt	5,656	6,010	5,123	4,755
Common shares	30,937	33,057	26,724	22,267
Other	10,806	10,377	9,866	9,227
Total	$81,641	$82,012	$62,192	$61,987
Total by currency (In Canadian equivalent):
Canadian dollar	$51,705	$53,244	$46,059	$49,065
U.S. dollar	19,115	16,703	7,823	7,158
Mexican peso	1,726	2,319	2,935	2,553
Other currencies	9,095	9,746	5,375	3,211
Total trading securities	$81,641	$82,012	$62,192	$61,987

(b)	Trading loans

The following table provides the geographic breakdown of the trading loans:

	As at			Opening as at
($ millions)	July 31 2012	April 30 2012	October 31 2011	November 1 2010
Trading loans(1)(2)
U.S.(3)	$5,338	$5,425	$5,832	$5,381
Europe(4)	3,178	3,238	4,333	3,442
Asia(4)	2,500	2,037	2,382	1,802
Canada(4)	165	214	274	334
Other(4)	958	950	786	468
Total	$12,139	$11,864	$13,607	$11,427
(1)	Geographic segmentation of trading loans is based upon the location of the ultimate risk of the underlying asset.
(2)	Loans are denominated in U.S. dollars.
(3)	Includes trading loans that serve as a hedge to loan-based credit total return swaps of $2,644 (April 30, 2012 – $2,790; October 31, 2011 – $3,050), while the remaining relates to short-term precious metals trading and lending activities.
(4)	These loans are related to short-term precious metals trading and lending activities.

7.	(a) Investment securities

Investment securities includes held-to-maturity securities and available-for-sale securities.

Investment securities includes $211 million of held-to-maturity securities carried at amortized cost (April 30, 2012 –$212 million, October 31, 2011 – $233 million).

An analysis of available-for-sale securities is as follows:

	As at July 31, 2012
($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government debt	$7,320	$142	$–	$7,462
Canadian provincial and municipal debt	3,262	41	1	3,302
U.S. treasury and other U.S. agencies’ debt	676	1	4	673
Other foreign governments’ debt	8,503	221	23	8,701
Bonds of designated emerging markets	123	72	–	195
Other debt	6,619	292	127	6,784
Preferred shares	443	15	47	411
Common shares	2,171	590	119	2,642
Total available-for-sale securities	$29,117	$1,374	$321	$30,170

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at April 30, 2012
($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government debt	$7,128	$101	$6	$7,223
Canadian provincial and municipal debt	3,171	35	2	3,204
U.S. treasury and other U.S. agencies’ debt	485	1	4	482
Other foreign governments’ debt	6,511	196	21	6,686
Bonds of designated emerging markets	128	74	–	202
Other debt	7,179	267	125	7,321
Preferred shares	444	16	38	422
Common shares	2,520	660	195	2,985
Total available-for-sale securities	$27,566	$1,350	$391	$28,525

	As at October 31, 2011
($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government debt	$9,413	$160	$5	$9,568
Canadian provincial and municipal debt	2,285	38	4	2,319
U.S. treasury and other U.S. agencies’ debt	685	–	2	683
Other foreign governments’ debt	6,539	242	30	6,751
Bonds of designated emerging markets	163	108	–	271
Other debt	6,897	254	183	6,968
Preferred shares	453	19	53	419
Common shares	2,545	622	203	2,964
Total available-for-sale securities	$28,980	$1,443	$480	$29,943

	Opening as at November 1, 2010
($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government debt	$11,635	$183	$1	$11,817
Canadian provincial and municipal debt	1,101	30	–	1,131
U.S. treasury and other U.S. agencies’ debt	1,225	19	4	1,240
Other foreign governments’ debt	4,834	276	40	5,070
Bonds of designated emerging markets	180	132	–	312
Other debt	8,223	290	147	8,366
Preferred shares	489	24	43	470
Common shares	2,249	571	115	2,705
Total available-for-sale securities	$29,936	$1,525	$350	$31,111

The net unrealized gain on investment securities of $1,053 million (April 30, 2012 – gain of $959 million, October 31, 2011 – gain of $963 million, November 1, 2010 – gain of $1,175 million) decreases to a net unrealized gain of $823 million (April 30, 2012 – gain of $829 million, October 31, 2011 – gain of $736 million, November 1, 2010 – gain of $955 million) after the impact of qualifying hedges is taken into account. The net unrealized gain on investment securities is recorded in accumulated other comprehensive income.

(b)	Net gain on investment securities

	For the three months ended			For the nine months ended
($ millions)	July 31 2012	Apr 30 2012	July 31 2011	July 31 2012	July 31 2011
Net realized gains or losses	$28	$94	$135	$202	$297
Impairment losses	(18)	(37)	(26)	(81)	(76)
Net gain on investment securities	$10	$57	$109	$121	$221

8.	Securitization

The Bank securitizes fully insured residential mortgage loans through the creation of mortgage backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage Housing Corporation (CMHC). MBS created under the program are sold to Canada Housing Trust (the Trust), a government sponsored entity, under the

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Canada Mortgage Bond (CMB) program. The Trust issues securities to third-party investors. The Bank had previously sold MBS directly to CMHC under the Insured Mortgage Purchase (IMP) program.

The sale of mortgages under the above programs do not meet the derecognition requirements, as the Bank retains the pre-payment and interest rate risk associated with the mortgages, which represents substantially all the risk and rewards associated with the transferred assets.

The transferred mortgages continue to be recognized on the balance sheet as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in deposits on the balance sheet.

The following table provides the carrying amount of transferred assets that fail derecognition and the associated liabilities:

	As at			Opening as at
($ millions)	July 31(2) 2012	April 30(2) 2012	October 31 2011	November 1 2010
Carrying value of residential mortgage loans	$16,176	$16,481	$17,156	$14,035
Other related assets(1)	8,262	9,182	7,846	9,346
Carrying value of associated liabilities	24,800	25,994	25,334	23,659
(1)	These include trust permitted investment assets acquired as part of principal reinvestment account that the Bank is required to maintain in order to participate in the programs.
(2)	The fair value of the transferred assets is $24,673 (April 30, 2012 – $25,836) and the fair value of the associated liabilities is $25,140 (April 30, 2012 – $26,213).

9.	Allowance for credit losses and impaired loans

(a)	Allowance for credit losses

	As at and for the nine months ended								Opening as at
	July 31, 2012						April 30 2012	October 31 2011	November 1 2010
($ millions)	Balance at beginning of period	Write-offs	Recoveries	Provision for credit losses	Other, including foreign currency adjustment	Balance at end of period	Balance at end of period	Balance at end of period
Individual	$516	$(163)	$56	$102	$(45)	$466	$468	$516	$489
Collective	2,173	(815)	215	829	(6)	2,396	2,245	2,173	2,141
	$2,689	$(978)	$271	$931	$(51)	$2,862	$2,713	$2,689	$2,630

Represented by:

Allowance against impaired loans	$1,590	$1,536	$1,465	$1,377
Allowance against performing loans(1)	1,272	1,177	1,224	1,253
	$ 2,862	$ 2,713	$ 2,689	$ 2,630
(1)	The allowance for performing loans is attributable to business and government loans ($966) (April 30, 2012 – $929; October 31, 2011 – $981; November 1, 2010 – $ 1,105) with the remainder allocated to personal loans and credit cards ($117) (April 30, 2012 – $95; October 31, 2011 – $187; November 1, 2010 – $ 95) and residential mortgages ($189) (April 30, 2012 – $153; October 31, 2011 – $56; November 1, 2010 – $ 53).

(b)	Impaired loans(1)

	As at						Opening as at
	July 31, 2012				April 30 2012	October 31 2011	November 1 2010
($ millions)	Gross impaired loans	Allowance for credit losses		Net	Net	Net	Net
Business and government	$1,408	$466	(2)	$942	$912	$857	$971
Residential mortgages	1,328	380	(3)	948	977	1,068	1,230
Personal and credit cards	873	744	(3)	129	132	159	90
Total	$3,609	$1,590		$2,019	$2,021	$2,084	$2,291
By geography:
Canada	$1,131	$679		$452	$409	$482	$552
United States	140	28		112	75	–	90
Other international	2,338	883		1,455	1,537	1,602	1,649
Total	$3,609	$1,590		$2,019	$2,021	$2,084	$2,291

(1)	Interest income recognized on impaired loans during the three month period ended July 31, 2012, was $6 (April 30, 2012 – $6).
(2)	Allowance for credit losses for business and government loans is individually assessed.
(3)	Allowance for credit losses for residential mortgages and personal and credit card loans is assessed on a collective basis.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

10.	Property and equipment

	As at			Opening as at
($ millions)	July 31 2012	April 30 2012	October 31 2011	November 1 2010
Investment property(1)	$63	$252	$252	$255
Land, buildings and equipment(1)	2,082	2,380	2,252	2,143
Total	$2,145	$2,632	$2,504	$2,398

(1)	On June 15, 2012, the Bank completed the sale of 100% of its ownership of a group of buildings in Toronto, Canada, along with the associated land, collectively called Scotia Plaza, for a total price of $1.27 billion, resulting in an after-tax gain on sale of $614 million.

11.	Investments in associates

Significant interests in associates

The Bank had significant investments in the following associates:

	As at								Opening as at
			July 31, 2012				April 30 2012	October 31 2011	November 1 2010
($ millions)	Country of incorporation	Nature of business	Ownership percentage		Date of financial statement(1)	Carrying value	Carrying value	Carrying value	Carrying value
Associates
CI Financial Corp.(2)	Canada	Wealth Management	36.9%		June 30, 2012	$2,497	$2,498	$2,468	$2,411
Thanachart Bank Public Company Limited	Thailand	Banking	49.0%		June 30, 2012	1,490	1,463	1,430	1,367
Maduro & Curiel’s Bank N.V.	Curacao	Banking	48.2%		June 30, 2012	163	156	152	138
Bank of Xi’an Co. Ltd.	China	Banking	18.1%	(3)	June 30, 2012	221	207	95	72
DundeeWealth Inc.(4)	Canada	Wealth Management	N/A		N/A	N/A	N/A	N/A	372

(1)	Represents the date of the most recent published financial statements where available, financial statements prepared by the associates’ management or other published information to estimate the change in the Bank’s interest since the most recent published financial statements.
(2)	Based on the quoted price on the Toronto Stock Exchange (TSX) of CI Financial Corp. as at July 31, 2012, the Bank’s investment in CI Financial Corp. amounted to $2,334 (April 30, 2012 – $2,474, October 31, 2011 – $2,092; November 1, 2010 – $2,237).
(3)	The Bank has the ability to exercise significant influence through its representation on the Board of Directors. In the first quarter of 2012, the Bank increased its equity interest in Bank of Xi’an Co. Ltd. by acquiring an additional 3.3% for approximately $100.
(4)	On November 1, 2010, the Bank had significant influence over DundeeWealth through its 19% ownership interest and accounted for its investment using the equity method. Based on the quoted price on the TSX of DundeeWealth as at November 1, 2010, the Bank’s investment in DundeeWealth amounted to $477. During the second quarter of 2011, the Bank completed its acquisition of 100% of the issued and outstanding common shares of DundeeWealth.
N/A	– not applicable as control of DundeeWealth was acquired on February 1, 2011.

In aggregate, associates had the following balance sheet and three-month income statement amounts as per their most recent financial statements: total assets of $51.0 billion (April 30, 2012 – $49.6 billion, October 31, 2011 – $47.5 billion, November 1, 2010 – $ 47.4 billion); total liabilities of $45.7 billion (April 30, 2012 – $44.2 billion, October 31, 2011 – $42.3 billion, November 1, 2010 – $41.2 billion); revenues of $925 million (April 30, 2012 – $899 million, October 31, 2011 – $933 million); and net income of $227 million (April 30, 2012 – $240 million, October 31, 2011 – $223 million).

12.	Goodwill and other intangible assets

Goodwill

The changes in the carrying amounts of goodwill cash-generating units (CGUs) or group of CGUs are as follows:

	Canadian Banking	Global Wealth Management(1)	Global Capital Markets(2)	Global Corporate & Investment Banking	Latin America(3)	Caribbean/ Central America	Pacific	Total
Balance as at July 31, 2012	$319	$2,006	$87	$109	$2,096	$659	$–	$5,276
Balance as at October 31, 2011	$334	$2,001	$16	$109	$1,235	$656	$–	$4,351
Balance as at November 1, 2010	$334	$774	$17	$103	$1,171	$665	$–	$3,064

(1)	The change from November 1, 2010 to October 31, 2011 is mainly due to the acquisition of DundeeWealth Inc. Refer to the Bank’s 2011 Annual Report for further details.
(2)	The change from October 31, 2011 to July 31, 2012 is mainly due to the acquisition of Howard Weil Incorporated.
(3)	The change from October 31, 2011 to July 31, 2012 is mainly due to the acquisition of Banco Colpatria. Refer to Note 30 Business combinations in the condensed interim consolidated financial statements for further details.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Impairment testing of goodwill and key assumptions

Goodwill acquired in business combinations is allocated to the CGUs or group of CGUs that are expected to benefit from the synergies of the particular acquisition. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of the CGU or group of CGUs falling below its carrying value.

The carrying value also considers the amount of goodwill and unamortized intangible assets allocated to a CGU or group of CGUs. The recoverable amount is the higher of fair value less costs to sell and value in use. The recoverable amount is determined based on fair value less costs to sell using price earnings (P/E) multiples applied to normalized net income for the last four quarters. P/E multiples ranging from 9-13 are applied to the normalized net income and a control premium is added, if applicable, based on a five year weighted average acquisition premium paid for comparable companies. Costs to sell are deducted from the fair value of each CGU or group of CGUs, and the resultant recoverable amount is then compared to its respective carrying amount.

The fair value less costs to sell of a CGU or group of CGUs is sensitive to changes in the P/E multiples and the control premium. Management believes that reasonable changes in key assumptions used to determine the recoverable amount of the CGU or group of CGUs would not result in an impairment.

Goodwill was assessed for impairment as at October 31, 2011 and November 1, 2010, and no impairment was determined.

Intangible assets

					As at			Opening as at
($ millions)	Finite life			Indefinite life	July 31 2012	April 30 2012	October 31 2011	November 1 2010
	Cost	Accumulated amortization	Net	Cost	Total	Total(1)	Total(1)	Total(1)
Computer software	$848	$213	$635	$–	$635	$592	$499	$356
Fund management contracts	–	–	–	2,325	2,325	2,325	2,325	–
Other intangibles	953	548	405	67	472	458	464	241
Total	$1,801	$761	$1,040	$2,392	$3,432	$3,375	$3,288	$597

(1)	Included in the above are indefinite life intangible assets at April 30, 2012 of $2,392, October 31, 2011 of $2,390, and November 1, 2010 $nil.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

13.	Deferred tax assets and liabilities

Significant components of the Bank’s deferred tax assets and liabilities are as follows:

	Statement of Income		Statement of Financial Position
	For the nine months ended	For the year ended	As at			Opening as at
($ millions)	July 31 2012	October 31 2011	July 31 2012	April 30 2012	October 31 2011	November 1 2010
Deferred tax assets:
Loss carryforwards	$334	$195	$811	$981	$1,114	$1,242
Allowance for credit losses	(12)	88	512	622	581	697
Deferred compensation	(11)	28	229	234	276	310
Deferred income	19	12	243	236	218	214
Property and equipment	(7)	(66)	169	125	98	50
Pension and other post-retirement benefits	(15)	9	460	430	421	393
Securities	12	16	171	170	129	227
Other	139	155	410	242	257	318
Total deferred tax assets	$459	$437	$3,005	$3,040	$3,094	$3,451
Deferred tax liabilities:
Deferred income	$2	$14	$96	$17	$60	$8
Property and equipment	16	4	71	62	54	101
Pension and other post-retirement benefits	3	23	100	94	50	67
Securities	31	51	166	134	144	405
Intangible assets	(42)	(13)	844	810	802	135
Other	43	186	272	312	248	203
Total deferred tax liabilities	$53	$265	$1,549	$1,429	$1,358	$919
Net deferred tax expense	$406	$172	n/a	n/a	n/a	n/a
Net deferred tax asset(1)	n/a	n/a	$1,456	$1,611	$1,736	$2,532
(1)	Net deferred taxes of $1,456 (April 30, 2012 – $1,611, October 31, 2011 – $1,736, November 1, 2010 – $2,532) are represented by deferred tax assets of $2,065 (April 30, 2012 – $2,092 , October 31, 2011 – $2,214, November 1, 2010 – $2,976), net of deferred tax liabilities of $609 (April 30, 2012 – $481, October 31, 2011 – $478, November 1, 2010 – $444).

Temporary differences, unused tax losses and unused tax credits for which no deferred tax asset is recognized in the Consolidated Statement of Financial Position amount to $320 million (April 30, 2012 – $328 million, October 31, 2011 – $335 million, November 1, 2010 – $317 million) and are available to be offset against potential tax adjustments or future taxable income. The amount related to unrecognized tax losses is $40 million which will expire as follows; $8 million in 2013 to 2016 and $32 million with no fixed expiry date.

Included in the net deferred tax assets are tax benefits of $53 million (April 30, 2012 – $55 million, October 31, 2011 – $53 million, November 1, 2010 – $109 million) that have been recognized in certain Canadian and foreign subsidiaries that have incurred losses in either the current or the preceding year. In determining if it is appropriate to recognize these tax benefits, the Bank relied on projections of future taxable profits to be realized from tax planning strategies.

14.	Other assets

	As at			Opening as at
($ millions)	July 31 2012	April 30 2012	October 31 2011	November 1 2010
Accrued interest	$1,569	$1,709	$1,567	$1,519
Accounts receivable	1,930	1,432	2,036	1,569
Current tax assets	749	603	49	120
Pension assets(1)	256	206	170	135
Receivable from brokers, dealers and clients	1,227	1,713	763	292
Receivable from the Federal Deposit Insurance Corporation	608	636	775	852
Other	4,329	4,466	3,802	2,987
Total	$10,668	$10,765	$9,162	$7,474
(1)	Includes only principal plans.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

15.	Leases

Finance lease receivables

The Bank specializes in asset-based lending and works with a broad range of international technology, industrial equipment and commercial companies to provide customized finance programmes to assist manufacturers, dealers and distributors of assets.

Finance lease receivables are included within loans. The Bank’s net investment in finance lease receivables was as follows:

	As at			Opening as at
($ millions)	July 31 2012	April 30 2012	October 31 2011	November 1 2010
Gross investment in finance lease receivables	$3,880	$4,273	$4,027	$3,795
Future finance income	381	403	441	499
Present value of minimum lease payments receivable	$3,499	$3,870	$3,586	$3,296

16.	Deposits

	As at							Opening as at
	July 31, 2012					April 30 2012	October 31 2011	November 1 2010
	Payable on demand		Payable after notice	Payable on a fixed date	Total
($ millions)	Interest- bearing	Non-interest bearing
Personal	$4,458	$3,697	$57,886	$71,616	$137,657	$136,076	$133,025	$128,850
Business and government	44,203	14,354	21,143	215,243	294,943	295,996	266,965	233,349
Banks	229	810	637	26,746	28,422	28,835	21,345	22,113
Total	$48,890	$18,861	$79,666	$313,605	$461,022	$460,907	$421,335	$384,312
Recorded in:
Canada					$299,451	$293,746	$276,006	$262,942
United States					77,142	80,939	77,753	52,299
Mexico					9,264	9,185	8,513	9,206
Peru					7,741	7,848	7,326	6,424
Chile					5,207	5,161	4,845	4,350
Colombia					5,434	5,420	55	–
U.K.					16,538	18,158	12,252	11,606
Other International					40,245	40,450	34,585	37,485
Total(1)					$461,022	$460,907	$421,335	$384,312
(1)	Deposits denominated in U.S. dollars amount to $179,658 (April 30, 2012 – $181,518, October 31, 2011 – $154,726, November 1, 2010 – $125,773) deposits denominated in Mexican pesos amount to $8,515 (April 30, 2012 – $8,428, October 31, 2011 – $7,818, November 1, 2010 – $8,389) and deposits denominated in other foreign currencies amount to $38,546 (April 30, 2012 – $39,440, October 31, 2011 – $30,768, November 1, 2010 – $31,386)

Refer Note 29 (a) for contractual maturity structure for deposits which provides maturities within three months, three to six months, six to twelve months, one to five years and over five years.

17.	Covered bond trust

During the three and nine month periods ended July 31, 2012, the Bank issued US$0.3 billion and US$7.8 billion, respectively, of covered bonds. Scotia Covered Bond Trust (SCB Trust), a consolidated SPE, guarantees payments under the Bank’s covered bond program.

Total assets in SCB Trust as at July 31, 2012 were approximately $18.6 billion (April 30, 2012 – $17.0 billion, October 31, 2011 – $11.3 billion), backed primarily by CMHC insured residential mortgages.

18.	Subordinated debentures

On March 26, 2012, the Bank repurchased US$10 million of Floating Rate Subordinated Debentures due August 2085.

On July 5, 2012, the Bank repurchased US$10 million of Floating Rate Subordinated Debentures due August 2085.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

19.	Capital instruments

		As at						Opening as at
($ millions)		July 31, 2012		April 30, 2012		October 31, 2011		November 1, 2010
Trust securities	Face Amount	Liability	Equity(1)	Liability	Equity(1)	Liability	Equity(1)	Liability	Equity(1)
Scotiabank Trust Securities issued by BNS Capital Trust
– Series 2000-1(2)	$500	$–	$–	$–	$–	$–	$–	$494	$–
Scotiabank Trust Securities issued by Scotiabank Capital Trust
– Series 2002-1(3)	750	–	–	719	22	696	46	653	89
– Series 2003-1	750	692	38	677	65	657	85	618	124
– Series 2006-1	750	–	732	–	743	–	743	–	743
Scotiabank Tier 1 Securities issued by Scotiabank Tier 1 Trust
– Series 2009-1	650	650	–	650	–	650	–	650	–
Total		$1,342	$770	$2,046	$830	$2,003	$874	$2,415	$956
(1)	Net of distributions payable included in other liabilities.
(2)	On December 31, 2010, BNS Capital Trust redeemed all of its $500 issued and outstanding Scotiabank Trust Securities – Series 2000-1.
(3)	On June 30, 2012, the Scotiabank Capital Trust redeemed all of its issued and outstanding Scotiabank Trust Securities – Series 2002-1. An insignificant amount of these Scotiabank Trust Securities – Series 2002-1 were converted into Preferred Shares Series W and were redeemed by the Bank on July 29, 2012. The redemption of Scotiabank Trust Securities – Series 2002-1 resulted in a loss of $17 being recorded in other operating income – other, all of which have been attributed to non-controlling interests – capital instrument equity holders.

The Bank’s capital instruments have been assessed as either liability instruments, equity instruments, or compound instruments comprised of both liability and equity components. Capital instruments that have certain payment features that do not create an unavoidable obligation to pay cash are classified, in whole or in part, as non-controlling interests – capital instrument equity holders. Capital instruments are eligible as Tier 1 capital for regulatory purposes under Basel II.

20.	Other liabilities

	As at			Opening as at
($ millions)	July 31 2012	April 30 2012	October 31 2011	November 1 2010
Accrued interest	$1,825	$2,029	$1,977	$2,096
Accounts payable and accrued expenses	5,524	6,553	5,990	5,165
Current tax liabilities	1,134	892	370	509
Deferred tax liabilities (Note 13)	609	481	478	444
Gold and silver certificates and bullion	3,478	3,668	3,931	5,153
Margin and collateral accounts	4,038	3,862	4,149	3,360
Payables to brokers, dealers and clients	344	880	245	58
Provisions for off-balance sheet positions, legal and other	325	302	283	304
Pension liabilities	341	342	382	389
Other liabilities of subsidiaries and SPEs	9,540	8,991	8,070	8,559
Other	4,889	5,071	3,973	3,688
Total	$32,047	$33,071	$29,848	$29,725

21.	Capital management

The Bank has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy. This capital management process aims to achieve four major objectives: exceed regulatory thresholds and meet longer-term internal capital targets, maintain strong credit ratings, manage capital levels commensurate with the risk profile of the Bank and provide the Bank’s shareholders with acceptable returns.

Capital is managed in accordance with the Board-approved Capital Management Policy. Senior executive management develop the capital strategy and oversee the capital management processes of the Bank. The Bank’s Finance, Group Treasury and Global Risk Management (GRM) groups are key in implementing the Bank’s capital strategy and managing capital. Capital is managed using both regulatory capital measures and internal metrics.

Although the Bank is subject to several capital regulations in the different business lines and countries in which the Bank operates, capital adequacy is managed on a consolidated Bank basis. The Bank also takes measures to ensure its subsidiaries meet or exceed local regulatory capital requirements. The

60    Scotiabank Third Quarter Report 2012

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

primary regulator of its consolidated capital adequacy is the Office of the Superintendent of Financial Institutions Canada (OSFI). The capital adequacy regulations in Canada are largely consistent with international standards set by the Bank for International Settlements.

Regulatory capital ratios are determined in accordance with the capital framework, based on the International Convergence of Capital Measurement and Capital Standards: A Revised Framework, commonly known as Basel II.

Under this framework there are two main methods for computing credit risk: the standardized approach, which uses prescribed risk weights; and internal ratings-based approaches, which allow the use of a bank’s internal models to calculate some, or all, of the key inputs into the regulatory capital calculation. Users of the Advanced Internal Ratings Based Approach (AIRB) are required to have sophisticated risk management systems for the calculations of credit risk regulatory capital. Once banks demonstrate full compliance with the AIRB requirements, and OSFI has approved its use, they may proceed to apply the AIRB approach in computing capital requirements.

The Bank uses the Advanced Internal Ratings Based Approach (AIRB) to compute credit risk for material

Canadian, U.S. and European portfolios and effective 2011, for a significant portion of international corporate and commercial portfolios. The Bank is targeting the remaining material credit portfolios for application of AIRB by 2013 and 2014, and currently uses the standardized approach for these portfolios. In 2012, the Bank implemented the Basel Committee’s revised market risk framework (refer to page 70 for details). The Bank uses the Standardized Approach to calculate the operational risk capital requirements.

The two primary regulatory capital ratios used to assess capital adequacy are Tier 1 and Total capital ratios, which are determined by dividing those capital components by risk-weighted assets. Risk-weighted assets represent the Bank’s exposure to credit, market and operational risk and are computed by applying a combination of the Bank’s internal credit risk parameters and OSFI prescribed risk weights to on- and off-balance sheet exposures.

The regulatory minimum ratios prescribed by OSFI are 7% for Tier 1 capital and 10% for Total capital. The Bank substantially exceeded these minimum ratio thresholds as at July 31, 2012. OSFI has also prescribed an asset-to-capital leverage multiple; the Bank was in compliance with this threshold as at July 31, 2012.

Bank regulatory capital consists of two components – Tier 1 capital, which is more permanent, and Tier 2 capital, as follows:

As at
($ millions)	July 31 2012	April 30 2012	Canadian GAAP(1) October 31, 2011
Total equity attributable to equity holders of the Bank	$36,798	$34,950	$32,760
Adjustment for transition to measurement base under IFRS	643	964	–
Components of accumulated other comprehensive income excluded from Tier 1	(422)	(403)	(444)
Capital instrument liabilities and equity	2,150	2,900	2,900
Non-controlling interests in subsidiaries	918	887	640
Goodwill and intangibles in excess of 5% of Gross Tier 1 Capital	(5,363)	(5,375)	(4,662)
Other capital deductions(2)	(2,850)	(2,949)	(2,705)
Tier 1 capital	$31,874	$30,974	$28,489
Qualifying subordinated debentures, net of amortization	6,699	6,695	$6,723
Other net capital items(3)	(2,115)	(2,249)	(2,679)
Tier 2 capital	$4,584	$4,446	$4,044
Total regulatory capital	$36,458	$35,420	$32,533
Total risk-weighted assets	$252,399	$252,862	$233,970
Capital ratios
Tier 1 capital ratio	12.6%	12.2%	12.2%
Total capital ratio	14.4%	14.0%	13.9%
Assets-to-capital multiple	17.2	x	17.5	x	16.6	x
(1)	The October 31, 2011 ratios have not been restated as they represent the actual ratios reported in that period for regulatory purposes.
(2)	Comprised of 50% of all investments in certain specified corporations, including insurance subsidiaries effective November 1, 2011, and other items.
(3)	Comprised of 50% of all investments in certain specified corporations and other items, 100% of investments in insurance entities prior to November 1, 2011, offset by eligible allowance for credit losses and net after-tax unrealized gain on available-for-sale equity securities.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Common shares issued under public offering

On February 9, 2012, the Bank completed its public offering of 33 million common shares, at a price of $50.25 per common share. As a result of the public offering, the Bank recorded an increase to equity – common shares of $1,628 million, net of transaction costs and related tax of $30 million.

22.	Share-based payments

During the first quarter, the Bank granted 3,837,064 options with an exercise price of $49.93 per option and a weighted average fair value of $7.25 to selected employees, under the terms of the Employee Stock Option Plan.

The Bank recorded an increase to equity – other reserves of $5 million and $31 million for the three months and nine months ended July 31, 2012, respectively, (July 31, 2011 – $12 million and $40 million, respectively) as a result of equity-classified share-based payment expense.

Options granted between November 1, 2002 and October 31, 2009, have Tandem Stock Appreciation Rights (Tandem SARs), which provide the employee the choice to either exercise the stock option for shares, or to exercise the Tandem SAR and thereby receive the intrinsic value of the stock option in cash. During the third quarter of 2012, certain employees voluntarily renounced 3,311,744 Tandem SARs while retaining their corresponding option for shares. These renouncements are not considered to be modifications of the stock options under IFRS. As a result, the stock options are not required to be revalued and the existing accrued liability of $34 million and related deferred tax asset of $8 million were reclassified to equity, resulting in a net increase to other reserves of $26 million.

23.	Employee benefits

Employee benefits include pensions, other post-retirement benefits, and post-employment benefits. The following table summarizes the expenses for the Bank’s principal plans(1).

	For the three months ended			For the nine months ended
($ millions)	July 31 2012	April 30 2012	July 31 2011	July 31 2012	July 31 2011
Benefit expenses
Pension plans	$35	$56	$32	$125	$89
Other benefit plans	30	31	29	91	86
	$65	$87	$61	$216	$175
(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.

24.	Operating segments

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Wealth Management and Global Banking and Markets. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the consolidated financial statements. The only notable accounting measurement difference is the grossing up of tax-exempt net interest income and other operating income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income and other operating income arising from taxable and tax-exempt sources. During the first quarter the Bank implemented changes in its methodology for certain business line allocations. These allocations did not have an impact on the Bank’s consolidated results. Refer to page 60 of the first quarter 2012 interim report for further detail.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Scotiabank’s results, average assets, and average liabilities allocated by these operating segments, are as follows:

	For the three months ended July 31, 2012
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)	Total
Net interest income	$1,197	$1,175	$128	$202	$(135)	$2,567
Net fee and commission revenues	375	320	610	289	(31)	1,563
Net income from investments in associated corporations	5	104	50	–	(48)	111
Other operating income	43	93	98	419	618	1,271
Provision for credit losses	118	168	1	15	100	402
Operating expenses	793	937	509	374	5	2,618
Provision for income taxes	188	145	92	123	(107)	441
Net income	$521	$442	$284	$398	$406	$2,051
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	1	50	6	1	–	58
Capital instrument equity holders	–	–	–	–	(8)	(8)
Net income attributable to equity holders of the Bank	$520	$392	$278	$397	$414	$2,001
Average assets ($ billions)	$227	$112	$14	$227	$95	$675
Average liabilities ($ billions)	$152	$72	$16	$172	$225	$637
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes for the three months ended July 31, 2012 ($77), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

	For the three months ended April 30, 2012
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)	Total
Net interest income	$1,156	$1,137	$126	$203	$(141)	$2,481
Net fee and commission revenues	361	336	627	330	(77)	1,577
Net income from investments in associated corporations	–	109	54	–	(43)	120
Other operating income	–	81	98	377	(30)	526
Provision for credit losses	120	145	–	(1)	–	264
Operating expenses	771	926	525	365	(22)	2,565
Provision for income taxes	165	144	82	159	(135)	415
Net income	$461	$448	$298	$387	$(134)	$1,460
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	–	49	7	–	–	56
Capital instrument equity holders	–	–	–	–	13	13
Net income attributable to equity holders of the Bank	$461	$399	$291	$387	$(147)	$1,391
Average assets ($ billions)	$222	$112	$13	$211	$89	$647
Average liabilities ($ billions)	$148	$71	$16	$153	$224	$612
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes for the three months ended April 30, 2012 ($69), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the three months ended July 31, 2011
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)(3)	Total
Net interest income	$1,160	$918	$111	$195	$(88)	$2,296
Net fee and commission revenues	360	263	601	301	(58)	1,467
Net income from investments in associated corporations	1	98	54	–	(41)	112
Other operating income	(4)	53	79	273	22	423
Provision for credit losses	146	126	–	8	(30)	250
Operating expenses	783	761	509	328	(33)	2,348
Provision for income taxes	162	102	76	129	(72)	397
Net income	$426	$343	$260	$304	$(30)	$1,303
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	1	17	6	–	–	24
Capital instrument holders	–	–	–	–	15	15
Net income attributable to equity holders of the Bank	$425	$326	$254	$304	$(45)	$1,264
Average assets ($ billions)	$212	$94	$13	$193	$87	$599
Average liabilities ($ billions)	$144	$60	$13	$146	$205	$568
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes for the three months ended July 31, 2011 ($73) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(3)	2011 amounts have been restated as in 2012 the Bank implemented changes in its methodology for certain business line allocations relating to fund transfer pricing, revenue and cost sharing agreements between Canadian and International Banking and Global Wealth Management, tax normalization, and Global Transaction Banking allocations. These changes were made in the first quarter of 2012 and the allocations did not have an impact on the Bank’s consolidated results.

Scotiabank’s results, average assets, and average liabilities, allocated by these operating segments, are as follows:

	For the nine months ended July 31, 2012
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)	Total
Net interest income	$3,527	$3,315	$377	$575	$(371)	$7,423
Net fee and commission revenues	1,101	947	1,823	908	(139)	4,640
Net income from investments in associated corporations	6	281	157	–	(120)	324
Other operating income	52	263	293	1,182	660	2,450
Provision for credit losses	374	437	1	19	100	931
Operating expenses	2,332	2,708	1,529	1,129	(8)	7,690
Provision for income taxes	523	380	250	421	(305)	1,269
Net income	$1,457	$1,281	$870	$1,096	$243	$4,947
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	2	117	19	1	–	139
Capital instrument holders	–	–	–	–	18	18
Net income attributable to equity holders of the Bank	$1,455	$1,164	$851	$1,095	$225	$4,790
Average assets ($ billions)	$222	$108	$13	$215	$95	$653
Average liabilities ($ billions)	$149	$69	$16	$162	$222	$618
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes for the nine months ended July 31, 2012 ($214) and July 31, 2011 ($213), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the nine months ended July 31, 2011
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)(3)	Total
Net interest income	$3,408	$2,638	$323	$575	$(259)	$6,685
Net fee and commission revenues	1,055	782	1,619	916	(134)	4,238
Net income from investments in associated corporations	5	278	164	–	(123)	324
Other operating income	11	256	493	980	98	1,838
Provision for credit losses	457	351	1	16	(30)	795
Operating expenses	2,287	2,218	1,387	1,112	(12)	6,992
Provision for income taxes	484	289	218	328	(194)	1,125
Net income	$1,251	$1,096	$993	$1,015	$(182)	$4,173
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	3	50	21	–	–	74
Capital instrument holders	–	–	–	–	44	44
Net income attributable to equity holders of the Bank	$1,248	$1,046	$972	$1,015	$(226)	$4,055
Average assets ($ billions)	$209	$91	$12	$188	$76	$576
Average liabilities ($ billions)	$142	$59	$13	$142	$190	$546
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes for the nine months ended July 31, 2011 ($213), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(3)	2011 amounts have been restated as in 2012 the Bank implemented changes in its methodology for certain business line allocations relating to fund transfer pricing, revenue and cost sharing agreements between Canadian and International Banking and Global Wealth Management, tax normalization, and Global Transaction Banking allocations. These changes were made in the first quarter and the allocations did not have an impact on the Bank’s consolidated results.

25.	Related party transactions

Transactions with subsidiaries and associates

In the ordinary course of business, the Bank provides normal banking services and enters into transactions with its associated and other related corporations on terms similar to those offered to non-related parties. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Bank and its associated companies and joint ventures also qualify as related party transactions and are as follows.

	As at and for the three months ended		As at and for the nine months ended
($ millions)	July 31 2012	April 30 2012	July 31 2012
Income statement
Net income(1)	$5	$6	$17
Assets
Loans to	583	563	583
Liabilities
Deposits from	576	325	576
Guarantees and commitments	$494	$143	$494
(1)	Comparative amounts have been restated to reflect recent acquisitions.

The Bank manages assets of $1.7 billion (April 30, 2012 – $1.7 billion; October 31, 2011 – $1.8 billion) which is a portion of the Scotiabank principal pension plan assets and earns $1 million (April 30, 2012 – $1 million; October 31, 2011 – $1 million) in fees.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

26.	Fee and commission revenues

The following table presents details of banking revenues and wealth management revenues in fee and commission revenues.

	For the three months ended			For the nine months ended
($ millions)	July 31 2012	April 30 2012	July 31 2011	July 31 2012	July 31 2011
Banking
Card revenues	$198	$192	$155	$565	$448
Deposit and payment services	280	269	244	802	721
Credit fees	223	218	222	665	634
Other	114	113	114	330	304
Total banking revenues	$815	$792	$735	$2,362	$2,107
Wealth management
Mutual funds	$278	$282	$268	$830	$671
Brokerage fees	174	187	194	539	541
Investment management and trust	83	85	85	248	221
Total wealth management revenues	$535	$554	$547	$1,617	$1,433

27.	Revenue from trading operations

The following table presents details of revenue from trading operations.

	For the three months ended			For the nine months ended
($ millions)	July 31 2012	April 30 2012	July 31 2011	July 31 2012	July 31 2011
Interest rate and credit	$183	$112	$21	$401	$275
Equities	37	39	39	97	49
Commodities	102	123	80	335	238
Foreign exchange	53	63	44	173	147
Other	(18)	(19)	(18)	(9)	(34)
Revenue from trading operations	$357	$318	$166	$997	$675

28.	Earnings per share

	For the three months ended			For the nine months ended
($ millions)	July 31 2012	April 30 2012	July 31 2011	July 31 2012	July 31 2011
Basic earnings per common share
Net income attributable to common shareholders	$1,946	$1,336	$1,209	$4,625	$3,894
Average number of common shares outstanding (millions)	1,142	1,134	1,082	1,122	1,068
Basic earnings per common share(1) (in dollars)	$1.70	$1.18	$1.12	$4.12	$3.65
Diluted earnings per common share
Net income attributable to common shareholders	$1,946	$1,336	$1,209	$4,625	$3,894
Adjustments to net income(2)	8	8	14	34	36
Adjusted income attributable to common shareholders	$1,954	$1,344	$1,223	$4,659	$3,930
Average number of common shares outstanding (millions)	1,142	1,134	1,082	1,122	1,068
Adjustments to average shares(2) (millions)	18	34	33	29	36
Average number of diluted common shares outstanding (millions)	1,160	1,168	1,115	1,151	1,104
Diluted earnings per common share(1) (in dollars)	$1.69	$1.15	$1.10	$4.05	$3.56
(1)	Earnings per share calculations are based on full dollar and share amounts.
(2)	Certain grants of options or tandem stock appreciation rights were antidilutive for the periods presented and, as a result, were not included in the calculation of diluted earnings per share.

During the quarter, 3,311,744 Tandem SARs were renounced by certain employees while retaining their corresponding option for shares (refer to Note 22). The impact of the renoucement is not material to the diluted earnings per share. Subsequent to the reporting date, 1,922,608 Tandem SARs were renounced (refer to Note 31).

The calculation of diluted earnings per share includes the dilutive impact of certain capital instruments (Scotiabank Trust Securities – Series 2000-1, Series 2002-1 and Series 2003-1) for the periods these instruments were outstanding. The

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impact on the diluted earnings per share of including these instruments was $0.01 for the three months ended July 31, 2012 (April 30, 2012 – $0.02; July 31, 2011 – $0.02) and $0.05 for the nine months ended July 31, 2012 (July 31, 2011 – $0.05). The calculation also includes the dilutive impact of share-based payment options and Tandem SARs.

29.	Financial instruments

a) Risk management

The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and asset/liability management purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2011.

(i) Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.

Credit risk exposures disclosed below are presented based on Basel II approaches utilized by the Bank. The Bank uses the advanced internal ratings based approach (AIRB) for all material Canadian, U.S. and European portfolios, and for a significant portion of the international corporate and commercial portfolios. The remaining portfolios, including other international portfolios, are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience.

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel II framework, either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures.

	IFRS				CGAAP
Exposure at default(1)	As at					Opening as at
	July 31, 2012			April 30 2012	October 31 2011(2)	November 1 2010(2)
($ millions)	AIRB	Standardized	Total	Total	Total	Total
By exposure sub-type
Non-retail(3)
Drawn(4)	$248,479	$42,494	$290,973	$283,309	$229,384	$201,014
Undrawn commitments	52,035	2,334	54,369	53,375	54,978	59,197
Other exposures(5)	64,096	2,214	66,310	63,605	61,889	56,342
Total non-retail	$364,610	$47,042	$411,652	$400,289	$346,251	$316,553
Retail
Drawn(6)	$112,844	$35,094	$147,938	$149,093	$149,774	$153,412
Undrawn commitments	23,579	–	23,579	22,943	24,605	6,772
Total retail	$136,423	$35,094	$171,517	$172,036	$174,379	$160,184
Total	$501,033	$82,136	$583,169	$572,325	$520,630	$476,737
(1)	After credit risk mitigation, excludes available-for-sale equity securities and other assets.
(2)	Prior period amounts have not been restated as they represent the actual amounts reported in that period for regulatory purposes.
(3)	Non-retail AIRB drawn and undrawn exposures include government guaranteed mortgages.
(4)	Non-retail drawn includes loans, bankers’ acceptances, deposits with banks and available-for-sale debt securities.
(5)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitization, derivatives and repo-style transactions net of related collateral.
(6)	Retail drawn includes residential mortgages, credit cards, lines of credit and other personal loans.

Credit quality of non-retail exposures

The Bank’s non-retail portfolio is well diversified by industry. As at July 31, 2012, April 30, 2012, October 31, 2011 and November 1, 2010, a significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since April 30, 2012.

Credit quality of retail exposures

The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of July 31, 2012, 60% of the Canadian banking residential mortgage portfolio is insured and the average loan-to-value ratio of the uninsured portion of the portfolio is 57%.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Retail standardized portfolio

The retail standardized portfolio of $35 billion as at July 31, 2012 (April 30, 2012 – $34 billion, October 31, 2011 – $30 billion, November 1, 2010 – $29 billion), was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Caribbean and Latin American region. Of the total standardized retail exposures, $18 billion (April 30, 2012 – $18 billion, October 31, 2011 – $17 billion, November 1, 2010 – $17 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.

Loans past due but not impaired(1)

A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are contractually past due but not classified as impaired because they are either less than 90 days past due, or fully secured and collection efforts are reasonably expected to result in repayment, or restoring it to a current status in accordance with the Bank’s policy.

($ millions)	As at July 31, 2012
	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$1,166	$449	$147	$1,762
Personal and credit cards	433	224	47	704
Business and government	321	124	154	599
Total	$1,920	$797	$348	$3,065
(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.

($ millions)	As at April 30, 2012
	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$1,117	$424	$176	$1,717
Personal and credit cards	420	217	52	689
Business and government	313	155	232	700
Total	$1,850	$796	$460	$3,106
(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.

($ millions)	As at October 31, 2011
	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$1,363	$488	$191	$2,042
Personal and credit cards	377	187	55	619
Business and government	226	242	393	861
Total	$1,966	$917	$639	$3,522
(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.

($ millions)	Opening as at November 1, 2010
	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$1,403	$466	$202	$2,071
Personal and credit cards	398	207	58	663
Business and government	513	208	389	1,110
Total	$2,314	$881	$649	$3,844
(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.

Assets acquired in exchange for loans

The carrying value of non-financial assets acquired in exchange for loans as at July 31, 2012 was $343 million (April 30, 2012 – $350 million, October 31, 2011 – $292 million, November 1, 2010 – $274 million) and were classified as other assets – other.

(ii) Liquidity risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

performance against approved limits. The Liability Committee (LCO) provides senior management oversight of liquidity risk through its weekly meetings.

The key elements of the Bank’s liquidity risk management framework include:

–	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;
–	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;
–	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;
–	liquidity stress testing, including Bank-specific, Canada-systemic, and global-systemic scenarios; and
–	liquidity contingency planning.

The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.

Contractual maturities

The table below provides detail on the undiscounted contractual cash flows to maturity of all financial and other liabilities.

As at July 31, 2012 ($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	No specific maturity	Total
Deposits	$128,127	$38,555	$39,373	$102,634	$4,917	$147,416	$461,022
Acceptances	8,555	63	17	–	–	–	8,635
Obligations related to securities sold short	20,780	–	–	–	–	–	20,780
Derivative financial instruments	–	–	–	–	–	38,250	38,250
Obligations related to securities sold under repurchase agreements	57,093	3,090	1,462	864	–	–	62,509
Subordinated debentures	–	–	–	250	6,649	–	6,899
Capital instrument liabilities	–	–	750	–	592	–	1,342
Other liabilities	1,950	513	670	3,873	2,451	22,590	32,047
Total	$216,505	$42,221	$42,272	$107,621	$14,609	$208,256	$631,484

As at April 30, 2012 ($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	No specific maturity	Total
Deposits	$132,047	$39,914	$40,076	$102,348	$6,055	$140,467	$460,907
Acceptances	8,436	187	1	–	–	–	8,624
Obligations related to securities sold short	22,395	–	–	–	–	–	22,395
Derivative financial instruments	–	–	–	–	–	35,053	35,053
Obligations related to securities sold under repurchase agreements	51,217	1,107	1,705	2	–	–	54,031
Subordinated debentures	–	–	–	250	6,646	–	6,896
Capital instrument liabilities	–	–	–	–	2,046	–	2,046
Other liabilities	1,287	321	487	4,665	2,231	24,080	33,071
Total	$215,382	$41,529	$42,269	$107,265	$16,978	$199,600	$623,023

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at October 31, 2011 ($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	No specific maturity	Total
Deposits	$138,669	$19,241	$34,613	$95,961	$5,137	$127,714	$421,335
Acceptances	8,025	141	6	–	–	–	8,172
Obligations related to securities sold short	15,450	–	–	–	–	–	15,450
Derivative financial instruments	–	–	–	–	–	40,236	40,236
Obligations related to securities sold under repurchase agreements	37,286	810	120	–	–	–	38,216
Subordinated debentures	–	–	–	251	6,672	–	6,923
Capital instrument liabilities	–	–	–	–	2,003	–	2,003
Other liabilities	722	149	396	5,819	958	21,804	29,848
Total	$200,152	$20,341	$35,135	$102,031	$14,770	$189,754	$562,183

(iii) Market risk

Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.

Interest rate risk

Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates; changes in the market price of credit; and the creditworthiness of a particular issuer.

Interest rate sensitivity

Based on the Bank’s interest rate positions, the following table shows the pro-forma after-tax impact on the Bank’s net income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 and 200 basis point (bp) increase and decrease in interest rates across major currencies as defined by the Bank.

	As at
	July 31, 2012						April 30, 2012		July 31, 2011
	Net income			Economic value
($ millions)	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net income	Economic value	Net income	Economic value
+ 100 bps	$98	$4	$102	$49	$(292)	$(243)	$144	$(309)	$143	$(168)
- 100 bps	(32)	(2)	(34)	(112)	264	152	(108)	219	(149)	116
+ 200 bps	$203	$10	$213	$28	$(559)	$(531)	$311	$(648)	$288	$(359)
- 200 bps	(101)	(1)	(102)	(295)	478	183	(209)	320	(273)	290

Non-trading foreign currency risk

Foreign currency risk is the risk of loss due to changes in spot and forward rates, and the volatility of currency exchange rates.

As at July 31, 2012, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $38 million (April 30, 2012 – $37 million, July 31, 2011 – $36 million)

in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the Canadian dollar as at July 31, 2012, would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $175 million (April 30, 2012 – $225 million, July 31, 2011 – $196 million), net of hedging.

Equity risk

Equity risk is the risk of loss due to adverse movements in equity prices. The Bank is exposed to equity risk through its available-for-sale equity portfolios. The fair value of available-for-sale equity securities is shown in Note 7.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Trading portfolio risk management

Market risk arising from the Bank’s trading activities can be aggregated using VaR, Stressed VaR, Incremental Risk Charge and Comprehensive Risk Measure. The table below shows the Bank’s VaR by risk factor:

One-day VaR by risk factor
	As at	For the three months ended			As at	As at
	July 31 2012	July 31, 2012			April 30 2012	July 31 2011
($ millions)		Average	High	Low
Interest rate	$10.1	$12.2	$18.6	$7.3	$16.4	$9.6
Equities	2.3	2.1	4.7	1.2	2.7	3.2
Foreign exchange	0.7	0.9	1.6	0.4	1.2	1.1
Commodities	2.2	2.3	3.0	1.5	2.4	2.0
Debt specific	15.3	15.3	17.6	12.4	11.9	8.9
Diversification	(12.4)	(12.8)	N/A	N/A	(15.2)	(10.7)
All-Bank VaR	$18.2	$20.0	$24.2	$17.0	$19.4	$14.1
All-Bank Stressed VaR	$37.4	$38.6	$43.6	$34.6	$36.6	$22.1

For regulatory capital purposes, other measures of market risk are calculated effective November 1, 2011. Below are the market risk requirements as at July 31, 2012.

($ millions)
All Bank VaR	$201
All Bank Stressed VaR	456
Incremental Risk Charge	156
Comprehensive Risk Measure	171
CRM Surcharge	132
Standardized Approach	73
Total market risk capital	$1,189	(1)
(1)	Equates to $14.9 billion of risk-weighted assets

The bulk of the Bank’s market risk capital is determined using models approved by OSFI. A small minority is also generated using the standardized market risk approach.

(iv) Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to inadequate or failed internal processes or systems, human error, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, financial crime and environmental risk. It exists in some form in every Bank business and function.

Operational risk can not only result in financial loss, but also regulatory sanctions and damage to the Bank’s reputation. The Bank is very successful at managing operational risk with a view to safeguarding client assets and preserving shareholder value. The Bank has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed with effective controls.

(b) Hedges

The Bank’s hedging activities that qualify for hedge accounting consist of fair value hedges, cash flow hedges and net investment hedges.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Ineffectiveness of hedge relationships

Due to the ineffective portion of designated hedges, the Bank recorded the following amounts in other operating income – other:

	For the three months ended		For the nine months ended
($ millions)	July 31 2012	July 31 2011	July 31 2012	July 31 2011
Fair value hedges
Gain (loss) recorded on hedged items	$(240)	$(250)	$(335)	$(64)
Gain (loss) recorded on hedging derivatives	226	273	338	119
Ineffectiveness	$(14)	$23	$3	$55
Cash flow hedges
Ineffectiveness	$4	$4	$6	$41
Net investment hedges
Ineffectiveness	–	–	–	–

Hedged cash flows

The cash flows designated as hedged items are expected to occur as follows:

($ millions)	Within one year	Within one to five years	More than five years
As at July 31, 2012
Cash inflows	$522	$282	$–
Cash outflows	(1,725)	(2,340)	(95)
Net cash flows	$(1,203)	$(2,058)	$(95)
As at April 30, 2012
Cash inflows	$373	$210	$22
Cash outflows	(1,435)	(2,280)	(23)
Net cash flows	$(1,062)	$(2,070)	$(1)
As at July 31, 2011
Cash inflows	$351	$158	$–
Cash outflows	(1,291)	(2,171)	(33)
Net cash flows	$(940)	$(2,013)	$(33)

Income related to interest cash flows is recognized using the effective interest method over the life of the underlying instrument. Foreign currency gains and losses related to future cash flows of on-balance sheet monetary items are recognized as incurred. Forecasted revenue is recognized over the period to which it relates. Foreign currency gains and losses relating to the purchase of a net investment in foreign operations are recognized upon full or partial disposal of the net investment or when it is impaired.

As at July 31, 2012, gains (losses) of $(95) million were reported in accumulated other comprehensive income relating to cash flow hedges (April 30, 2012 – $(140) million; July 31, 2011 – $(264) million). Of these, gains (losses) of $7 million related to discontinued hedges (April 30, 2012 – $(12) million; July 31, 2011 – $(79) million). The majority of these amounts are expected to be released to the Consolidated Statement of Income over the next 3 years, as appropriate.

(c) Financial instruments designated at fair value through profit or loss

The Bank has elected to designate certain portfolios of assets and liabilities at fair value through profit or loss, which are carried at fair value with changes in fair values recorded in the Consolidated Statement of Income. These portfolios include:

•	certain debt and equity investments, in order to significantly reduce an accounting mismatch between fair value changes in these assets and fair value changes in related derivatives.
•

certain deposit note liabilities containing extension features, in order to significantly reduce an accounting mismatch between fair value changes in these liabilities and fair value changes in related derivatives.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the fair value of assets and liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value			Change in fair value(1)
	As at		Opening as at	For the three months ended			For the nine months ended
($ millions)	July 31 2012	April 30 2012	November 1 2010	July 31 2012	April 30 2012	July 31 2011	July 31 2012	July 31 2011
Debt and equity investments	$257	$317	$823	$1	$1	$(8)	$(4)	$2
Deposit note liabilities(2)	$148	$118	$99	$(4)	$(1)	$–	$(4)	$1
(1)	These gain and/or loss amounts are recorded in other operating income-other.
(2)	As at July 31, 2012, the Bank was contractually obligated to pay $144 to the holders of the notes at maturity (April 30, 2012 – $116; October 31, 2011 – $100).

(d) Financial instruments – fair value

Fair value of financial instruments

The following table sets out the fair values of financial instruments of the Bank. The carrying value of non-financial instruments also represent their fair value.

	July 31, 2012			April 30, 2012			October 31, 2011
As at ($ millions)	Total fair value	Total Carrying value	Favourable/ (Unfavourable)	Total fair value	Total Carrying value	Favourable/ (Unfavourable)	Total fair value	Total Carrying value	Favourable/ (Unfavourable)
Assets:
Cash and deposits with banks	$62,438	$62,438	$–	$67,622	$67,622	$–	$45,222	$45,222	$–
Precious metals	9,177	9,177	–	10,116	10,116	–	9,249	9,249	–
Trading assets	93,797	93,797	–	94,214	94,214	–	75,799	75,799	–
Financial assets designated at fair value through profit or loss	257	257	–	317	317	–	375	375	–
Securities purchased under resale agreements	46,632	46,632	–	44,473	44,473	–	34,582	34,582	–
Derivative financial instruments	33,853	33,853	–	31,801	31,801	–	37,322	37,322	–
Investment securities	30,381	30,381	–	28,737	28,737	–	30,176	30,176	–
Loans to customer	362,876	356,558	6,318	350,542	345,066	5,476	332,639	327,573	5,066
Customers’ liability under acceptances	8,635	8,635	–	8,624	8,624	–	8,172	8,172	–
Other assets	8,499	8,499	–	8,167	8,167	–	7,637	7,637	–
Liabilities:
Deposits	463,322	461,022	(2,300)	462,805	460,907	(1,898)	423,201	421,335	(1,866)
Acceptances	8,635	8,635	–	8,624	8,624	–	8,172	8,172	–
Obligations related to securities sold short	20,780	20,780	–	22,395	22,395	–	15,450	15,450	–
Derivative financial instruments	38,250	38,250	–	35,053	35,053	–	40,236	40,236	–
Obligations related to securities sold under repurchase agreements	62,509	62,509	–	54,031	54,031	–	38,216	38,216	–
Subordinated debentures	6,955	6,899	(56)	7,010	6,896	(114)	7,381	6,923	(458)
Capital instrument liabilities	1,549	1,342	(207)	2,244	2,046	(198)	2,191	2,003	(188)
Other liabilities	28,171	28,171	–	27,629	27,629	–	26,546	26,546	–

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(e) Fair value hierarchy

The Bank values instruments carried at fair value using quoted market prices, where available. Quoted market prices represent a Level 1 valuation. When quoted market prices are not available, the Bank maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require significant use of unobservable inputs are considered Level 3. The following table outlines the fair value hierarchy of instruments carried at fair value.

	As at July 31, 2012
($ millions)	Level 1	Level 2	Level 3	Total
Assets:
Trading securities
Loans	$–	$12,139	$–	$12,139
Government issued or guaranteed securities – Canada and the US	28,989	–	–	28,989
Government issued or guaranteed securities – Other	2,674	8,234	–	10,908
Corporate and other debt	–	10,995	39	11,034
Income trusts/funds and hedge funds	–	4,098	1,423	5,521
Corporate equity	25,164	127	155	25,446
	$56,827	$35,593	$1,617	$94,037
Investment securities
Government issued or guaranteed securities – Canada and the US	$11,151	$504	$–	$11,655
Government issued or guaranteed securities – Other	2,286	6,012	369	8,667
Corporate and other debt	422	5,561	675	6,658
Mortgage backed securities	–	136	–	136
Corporate equity	1,798	173	1,083	3,054
	$15,657	$12,386	$2,127	$30,170
Derivative financial instruments
Interest rate contracts	$–	$20,411	$4	$20,415
Foreign exchange and gold contracts	42	9,565	103	9,710
Equity contracts	651	321	177	1,149
Credit contracts	–	1,094	124	1,218
Other	523	832	6	1,361
	$1,216	$32,223	$414	$33,853
Liabilities:
Derivative financial instruments
Interest rate contracts	$–	$19,785	$–	$19,785
Foreign exchange and gold contracts	46	9,018	–	9,064
Equity contracts	1,244	1,057	492	2,793
Credit contracts	–	4,935	294	5,229
Other	398	981	–	1,379
	$1,688	$35,776	$786	$38,250
Obligations related to securities sold short	$16,595	$4,185	$–	$20,780

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at April 30, 2012
($ millions)	Level 1	Level 2	Level 3	Total
Assets:
Trading securities
Loans	$–	$11,864	$–	$11,864
Government issued or guaranteed securities – Canada and the US	27,654	–	–	27,654
Government issued or guaranteed securities – Other	1,077	9,847	–	10,924
Corporate and other debt	–	11,409	54	11,463
Income trusts/funds and hedge funds	–	3,545	1,350	4,895
Corporate equity	27,258	–	135	27,393
	$55,989	$36,665	$1,539	$94,193
Investment securities
Government issued or guaranteed securities – Canada and the US	$10,658	$594	$–	$11,252
Government issued or guaranteed securities – Other	309	5,775	449	6,533
Corporate and other debt	425	5,912	809	7,146
Mortgage backed securities	–	144	–	144
Corporate equity	2,186	174	1,090	3,450
	$13,578	$12,599	$2,348	$28,525
Derivative financial instruments
Interest rate contracts	$15	$19,113	$4	$19,132
Foreign exchange and gold contracts	76	8,528	93	8,697
Equity contracts	620	333	222	1,175
Credit contracts	–	1,251	141	1,392
Other	308	1,090	7	1,405
	$1,019	$30,315	$467	$31,801
Liabilities:
Derivative financial instruments
Interest rate contracts	$13	$18,221	$–	$18,234
Foreign exchange and gold contracts	80	8,299	–	8,379
Equity contracts	984	556	564	2,104
Credit contracts	–	4,654	413	5,067
Other	372	895	2	1,269
	$1,449	$32,625	$979	$35,053
Obligations related to securities sold short	$17,460	$4,935	$–	$22,395

	As at October 31, 2011
($ millions)	Level 1	Level 2	Level 3	Total
Assets:
Trading securities
Loans	$–	$13,607	$–	$13,607
Government issued or guaranteed securities – Canada and the US	16,559	–	–	16,559
Government issued or guaranteed securities – Other	2,563	6,481	–	9,044
Corporate and other debt	–	10,208	–	10,208
Income trusts/funds and hedge funds	–	3,113	1,453	4,566
Corporate equity	22,106	–	84	22,190
	$41,228	$33,409	$1,537	$76,174
Investment securities
Government issued or guaranteed securities – Canada and the US	$12,154	$764	$–	$12,918
Government issued or guaranteed securities – Other	324	5,710	305	6,339
Corporate and other debt	278	5,910	926	7,114
Mortgage backed securities	–	152	–	152
Corporate equity	2,174	153	1,093	3,420
	$14,930	$12,689	$2,324	$29,943
Derivative financial instruments
Interest rate contracts	$14	$20,611	$–	$20,625
Foreign exchange and gold contracts	85	12,505	102	12,692
Equity contracts	820	70	227	1,117
Credit contracts	–	1,514	222	1,736
Other	252	900	–	1,152
	$1,171	$35,600	$551	$37,322
Liabilities:
Derivative financial instruments
Interest rate contracts	$8	$20,169	$–	$20,177
Foreign exchange and gold contracts	107	11,796	–	11,903
Equity contracts	1,116	689	477	2,282
Credit contracts	–	4,201	570	4,771
Other	221	882	–	1,103
	$1,452	$37,737	$1,047	$40,236
Obligations related to securities sold short	$10,150	$5,300	$–	$15,450

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Opening as at November 1, 2010
($ millions)	Level 1	Level 2	Level 3	Total
Assets:
Trading securities
Loans	$–	$11,427	$–	$11,427
Government issued or guaranteed securities – Canada and the US	21,293	–	–	21,293
Government issued or guaranteed securities – Other	4,519	4,710	–	9,229
Corporate and other debt	–	10,004	20	10,024
Income trusts/funds and hedge funds	–	–	1,106	1,106
Corporate equity	21,158	–	–	21,158
	$46,970	$26,141	$1,126	$74,237
Investment securities
Government issued or guaranteed securities – Canada and the US	$14,465	$–	$–	$14,465
Government issued or guaranteed securities – Other	–	4,449	500	4,949
Corporate and other debt	–	7,330	485	7,815
Mortgage backed securities	–	766	506	1,272
Corporate equity	1,939	104	567	2,610
	$16,404	$12,649	$2,058	$31,111
Derivative financial instruments
Interest rate contracts	$5	$13,333	$–	$13,338
Foreign exchange and gold contracts	89	10,378	95	10,562
Equity contracts	271	76	365	712
Credit contracts	–	1,248	355	1,603
Other	134	548	11	693
	$499	$25,583	$826	$26,908
Liabilities:
Derivative financial instruments
Interest rate contracts	$3	$13,351	$25	$13,379
Foreign exchange and gold contracts	106	11,717	–	11,823
Equity contracts	277	326	1,372	1,975
Credit contracts	–	2,774	479	3,253
Other	120	881	7	1,008
	$506	$29,049	$1,883	$31,438
Obligations related to securities sold short	$17,685	$3,832	$2	$21,519

Level 3 instrument fair value changes

The following tables summarize changes in Level 3 instruments:

	As at July 31, 2012
($ millions)	Trading assets(1)	Derivative financial instruments(2)	Investment securities(3)
Balance as at April 30, 2012	$1,539	$(512)	$2,348
Gains (losses) recorded in net income(3)	26	176	162
Gains (losses) recorded in other comprehensive income	–	–	(49)
Purchases and new transactions	67	(4)	15
Sales and maturities	(15)	(32)	(349)
Transfers into/out of Level 3	–	–	–
Balance as at July 31, 2012	$1,617	$(372)	$2,127

	As at April 30, 2012
($ millions)	Trading assets(1)	Derivative financial instruments(2)	Investment securities(3)
Balance as at January 31, 2012	$1,555	$(546)	$2,182
Gains (losses) recorded in net income(3)	(9)	(8)	(3)
Gains (losses) recorded in other comprehensive income	–	–	68
Purchases and new transactions	43	32	242
Sales and maturities	(50)	10	(141)
Transfers into/out of Level 3	–	–	–
Balance as at April 30, 2012	$1,539	$ (512)	$2,348
(1)	Changes in Level 3 trading securities are net of changes in Level 3 obligations related to securities sold short.
(2)	Represents a net liability.
(3)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Level 3 sensitivity analysis

The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments. Included in the Bank’s Level 3 available-for-sale securities are certain illiquid debt instruments, non-quoted equity investments and structured credit investments. The unobservable inputs used in the valuation of these securities primarily include the correlation of default, certain bond yields, as well as the timing and amount of cash flows. A sensitivity analysis has been performed to determine the potential gain or loss by varying the different assumptions by different amounts (for example, varying bond yields by +/- 2%). For these securities, the impact of applying these other reasonably possible assumptions is a potential gain of $20 million (April 30, 2012 – $22 million) and a potential loss of $51 million (April 30, 2012 – $55 million). The component of this potential gain that would be recorded through other comprehensive income is $13 million (April 30, 2012 – $14 million) and potential loss is $34 million (April 30, 2012 – $35 million). Included in the Bank’s Level 3 derivative instruments, trading securities and obligations related to securities sold short are unfunded synthetic collateralized debt obligations, certain interest

rate swaps and equity options, and equity investments that are not quoted in an active market. The unobservable inputs used in the valuation of these instruments primarily include the correlation of default, and equity option volatilities. A sensitivity analysis has been performed on these valuations by varying the different assumptions by different amounts (for example, varying the implied volatility by +/- 3%). For the Bank’s trading securities, derivative instruments and obligations related to securities sold short, the impact of applying these other reasonably possible assumptions is a potential net gain of $94 million (April 30, 2012 – $89 million) and a potential net loss of $93 million (April 30, 2012 – $88 million).

Significant transfers

Significant transfers can occur between the fair value hierarchy levels due to additional or new information regarding valuation inputs and their observability. During the three months ended July 31, 2012 and the three months ended April 30, 2012, no significant transfers were made into or out of Levels 1, 2, or 3.

30.	Business combinations

Acquisition of Banco Colpatria, Colombia

On January 17, 2012, the Bank acquired control of Banco Colpatria Multibanca Colpatria S.A. (Banco Colpatria) in Colombia with the acquisition of 51% of the common shares. As consideration for the acquisition, the Bank paid cash of US$500 million and issued 10,000,000 common shares. The fair value of the common shares, based on the quoted price of the shares of the Bank at the acquisition date, was approximately $518 million.

Banco Colpatria is a subsidiary of the Bank resulting in consolidation of 100% of its assets and liabilities with the recording of a non-controlling interest for the 49% held by another shareholder. The non-controlling interest was measured at the acquisition date at fair value (excluding its proportionate share of goodwill).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the identifiable assets and liabilities of Banco Colpatria as at the date of acquisition were:

Fair value recognized on acquisition ($ millions)
Assets
Cash and deposits with banks	$571
Investment securities	480
Loans	5,516
Intangible assets arising on acquisition	65
Other assets	418
$7,050
Liabilities
Deposits	5,007
Other liabilities	1,606
$6,613
Total identifiable net assets at fair value	437
Goodwill arising on acquisition	806
Non-controlling interest	(214)
Purchase consideration transferred	$1,029
Purchase consideration transferred was comprised of:
Cash	511
Common shares	518
$1,029

Intangible assets of $65 million primarily relate to core deposit, trademark and other benefits and entitlements that emerge from various contractual agreements. Goodwill of $806 million largely reflects Banco Colpatria’s strong market presence and future growth prospects.

Since the date of acquisition, Banco Colpatria’s contribution to the Bank was net income of $134 million ($69 million attributable to the Bank’s common shareholders).

The estimated fair value of the acquired loans was $5,516 million with gross contractual amounts of $6,115 million.

If the acquisition had occurred on November 1, 2011, management estimates that for the nine months ended July 31, 2012, consolidated net income would have increased by approximately $190 million. In determining this amount, management has assumed that the fair value adjustments that arose on the acquisition date would have been the same if the acquisition had occurred on November 1, 2011. The impact of non-recurring items has been removed.

31.	Events after the Consolidated Statement of Financial Position date

Subordinated Debentures Offering

On August 3, 2012, the Bank issued $1.5 billion of 2.898% Subordinated Debentures due 2022 (the Debentures) pursuant to its June 8, 2012 base shelf prospectus.

The Debentures will pay a coupon of 2.898% until August 3, 2017. From August 3, 2017 to maturity on August 3, 2022, the Debentures will pay a quarterly coupon at the 90 day bankers’ acceptance rate plus 1.255% with the first payment commencing November 3, 2017. The Debentures are redeemable at the Bank’s option at par on or after August 3, 2017 with the prior approval of the Superintendent of Financial Institutions Canada.

Renouncement of Tandem Share Appreciation Rights

On August 13, 2012, certain employees voluntarily renounced 1,922,608 Tandem SARs while retaining their corresponding stock option for shares.

Dividend declared

The Board of Directors, at its meeting on August 27, 2012, approved a quarterly dividend of 57 cents per common share. This quarterly dividend applies to shareholders of record as of October 2, 2012, and is payable October 29, 2012.

Approval of interim financial statements

On August 27, 2012, the Board of Directors reviewed the July 31, 2012 condensed interim consolidated financial statements and authorized them for use.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

32.	First-time adoption of IFRS

The Bank has adopted International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) effective November 1, 2010. The accompanying condensed interim consolidated financial statements for the three and nine months ended July 31, 2012 have been prepared in accordance with IAS 34, Interim Financial Reporting, and IFRS 1, First-time Adoption of IFRS, have been applied. The Bank previously prepared its primary financial statements under Canadian GAAP.

The following table reflects the reconciliation of shareholders’ equity from Canadian GAAP to IFRS with key impacts by standards identified:

Reconciliation of Shareholders’ Equity

			As at	Opening as at
($ millions)	Footnotes	October 31 2011	July 31 2011	November 1 2010
Total shareholders’ equity under Canadian GAAP		$33,400	$32,349	$28,210
First-time adoption	(1)	(1,640)	(1,640)	(1,640)
Consolidation	(2)	683	693	721
Financial instruments	(3)	34	275	186
Employee benefits	(4)	(157)	(164)	(190)
Business combinations	(5)	(45)	(42)	(44)
Other	(6)	(35)	(35)	(25)
Total adjustments under IFRS		(1,160)	(913)	(992)
Total shareholders’ equity – IFRS		$32,240	$31,436	$27,218

Refer to pages 88 to 93 for explanation of adjustments.

The following notes and tables present reconciliations and provide explanations of how the transition to IFRS has impacted the Bank’s financial position as at November 1, 2010 (opening balance sheet), financial performance for the three and nine months ended July 31, 2011 and cash flows.

The reconciliations are presented in two steps:

•

Step 1 changes presentation from Canadian GAAP to IFRS using the Canadian GAAP amounts. The change in presentation for the Consolidated Statement of Financial Position is to reflect the assets and liabilities in the order of liquidity, versus the product-based categorization used for Canadian GAAP. The change in presentation for the Consolidated Statement of Income reflects the core income categories. In addition, the following items have been reclassified under IFRS:

–

net income from investment in associated corporations is now presented as a separate category of other operating income. Previously, this was presented as either interest income on securities or mutual fund income depending on the nature of the underlying investments;

–

changes in the fair value of financial instruments used for asset/liability management purposes are now presented in other operating income. Previously, this was reported as interest income/expense; and

–	net interest income from trading operations has been reclassified to revenue from trading operations.

There are no changes in values.

•	Step 2 reflects the reclassification and remeasurement adjustments to the Canadian GAAP amounts by IFRS standard to arrive at the IFRS financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of the Consolidated Statement of Financial Position

Step 1 – Change in presentation

($ millions)	As at November 1, 2010
	Canadian GAAP balance	Changes in presentation				Canadian GAAP balance under IFRS presentation
Canadian GAAP presentation		From		To			IFRS presentation
Assets							Assets
Cash resources
Cash and non-interest-bearing deposits with banks	$3,730	$(3,730	)(a)
Interest-bearing deposits with banks	35,800	–		$3,730	(a)	$39,530	Cash and deposits with banks
Precious metals	6,497	–		–		6,497	Precious metals
							Trading assets
Securities
Trading	64,684	(2,764	)(b)	–		61,920	Securities
Available-for-sale	47,228	(47,228	)(c)
				9,329	(e)	9,329	Loans
Equity accounted investments	4,651	(4,651	)(d)
				2,764	(b)
				2,098	(e)

				4,862		4,862	Financial assets designated at fair value through profit or loss
Securities purchased under resale agreements	27,920	–		–		27,920	Securities purchased under resale agreements
				26,852	(f)	26,852	Derivative financial instruments
				47,228	(c)	47,228	Investment securities
Loans							Loans
Residential mortgages	120,482	–		–		120,482	Residential mortgages
Personal and credit cards	62,548	–		–		62,548	Personal and credit cards
Business and government	103,981	(11,427	)(e)	–		92,554	Business and government
Allowance for credit losses	2,787	–		–		2,787	Allowance for credit losses
Other							Other
Customers’ liability under acceptances	7,616	–		–		7,616	Customers’ liability under acceptances
Derivative instruments	26,852	(26,852	)(f)
Land, buildings and equipment	2,450	–		–		2,450	Property and equipment
				4,651	(d)	4,651	Investments in associates
Goodwill	3,050	–		589	(g)	3,639	Goodwill and other intangible assets
Other intangible assets	589	(589	)(g)
				2,219	(h)	2,219	Deferred tax assets
Other assets	11,366	(2,219	)(h)	–		9,147	Other assets
Total assets	$526,657	$ (99,460)		$99,460		$526,657	Total assets

(a),	(c), (d), (f), (g), (j), (k), (l), and (m) – Moved to a different order or line item.
(b)	Securities classified under the trading option ($2,764) now presented under a separate line financial assets designated at fair value through profit or loss (FVTPL).
(e)	Split out from loans – business and government ($11,427) to FVTPL ($2,098) and trading assets – loans ($9,329).
(h)	Split out from other assets ($2,219) to deferred tax assets ($2,219).
(i)	Split out from deposits – business and government ($2) to other liabilities ($2).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

($ millions)	As at November 1, 2010
	Canadian GAAP balance	Changes in presentation				Canadian GAAP balance under IFRS presentation
Canadian GAAP presentation		From		To			IFRS presentation
Liabilities and Shareholders’ equity							Liabilities
Deposits							Deposits
Personal	$128,850	–		–		$128,850	Personal
Business and government	210,687	$(2	)(i)	–		210,685	Business and government
Banks	22,113	–		–		22,113	Banks
Other							Other
Acceptances	7,616	–		–		7,616	Acceptances
Obligations related to securities sold under repurchase agreements	40,286	(40,286	)(j)
Obligations related to securities sold short	21,519	–		–		21,519	Obligations related to securities sold short
Derivative instruments	31,990	–		–		31,990	Derivative financial instruments
				$40,286	(j)	40,286	Obligations related to securities sold under repurchase agreements
Other liabilities	28,947	(28,947	)(k)
Subordinated debentures	5,939	–		–		5,939	Subordinated debentures
Capital instrument liabilities	500	–		–		500	Capital instrument liabilities
				28,947	(k)
				2	(i)

				28,949		28,949	Other liabilities
Shareholders’ equity							Equity
Preferred shares	3,975	(3,975	)(l)
Common shareholders’ equity							Common equity
Common shares and contributed surplus	5,775	(25	)(m)	–		5,750	Common shares
Retained earnings	21,932	–		–		21,932	Retained earnings
Accumulated other comprehensive income (loss)	(4,051)	–		–		(4,051)	Accumulated other comprehensive income (loss)
				25	(m)	25	Other reserves
				3,975	(l)	3,975	Preferred shares
							Non-controlling interests
Non-controlling interests in subsidiaries	579	–		–		579	Non-controlling interests in subsidiaries
						–	Capital instrument equity holders
Total liabilities and shareholders’ equity	$526,657	$(73,235)		$73,235		$526,657	Total liabilities and equity

(a),	(c), (d), (f), (g), (j), (k), (l), and (m) – Moved to a different order or line item.
(b)	Securities classified under the trading option ($2,764) now presented under a separate line financial assets designated at fair value through profit or loss (FVTPL).
(e)	Split out from loans – business and government ($11,427) to FVTPL ($2,098) and trading assets – loans ($9,329).
(h)	Split out from other assets ($2,219) to deferred tax assets ($2,219).
(i)	Split out from deposits – business and government ($2) to other liabilities ($2).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Step 2 – Reclassification and remeasurement adjustments

($ millions)	Canadian GAAP balance under IFRS presentation	First-time adoption of IFRS	Consolidation	Financial instruments	Employee benefits	Business combinations	Other	IFRS
As at November 1, 2010 Footnote		(1)	(2)	(3)	(4)	(5)	(6)
Assets
Cash and deposits with banks	$39,530	$701	–	–	–	–	–	$40,231
Precious metals	6,497	–	–	–	–	–	–	6,497
Trading assets
Securities	61,920	–	$67	–	–	–	–	61,987
Loans	9,329	2,098	–	–	–	–	–	11,427
Financial assets designated at fair value through profit or loss	4,862	(4,039)	–	–	–	–	–	823
Securities purchased under resale agreements	27,920	–	–	–	–	–	–	27,920
Derivative financial instruments	26,852	9	47	–	–	–	–	26,908
Investment securities	47,228	(16,395)	304	$244	–	–	–	31,381
Loans
Residential mortgages	120,482	31,844	–	–	–	$(2)	–	152,324
Personal and credit cards	62,548	–	983	–	–	–	–	63,531
Business and government	92,554	813	1,444	–	–	–	–	94,811
Allowance for credit losses	2,787	–	–	(157)	–	–	–	2,630
Other
Customers’ liability under acceptances	7,616	–	–	–	–	–	–	7,616
Property and equipment	2,450	–	–	–	–	(6)	$(46)	2,398
Investments in associates	4,651	–	(37)	–	–	–	21	4,635
Goodwill and other intangible assets	3,639	–	–	–	–	22	–	3,661
Deferred tax assets	2,219	567	176	(61)	$58	4	13	2,976
Other assets	9,147	(1,380)	(279)	8	(3)	(20)	1	7,474
Total assets	$526,657	$14,218	$2,705	$348	$55	$(2)	$(11)	$543,970
Liabilities
Deposits
Personal	$128,850	–	–	–	–	–	–	$128,850
Business and government	210,685	$23,661	$(997)	–	–	–	–	233,349
Banks	22,113	–	–	–	–	–	–	22,113
Other
Acceptances	7,616	–	–	–	–	–	–	7,616
Obligations related to securities sold short	21,519	–	–	–	–	–	–	21,519
Derivative financial instruments	31,990	(552)	–	–	–	–	–	31,438
Obligations related to securities sold under repurchase agreements	40,286	(7,498)	–	–	–	–	–	32,788
Subordinated debentures	5,939	–	1,000	–	–	–	–	6,939
Capital instrument liabilities	500	–	1,915	–	–	–	–	2,415
Other liabilities	28,949	247	66	$162	$245	$42	$14	29,725
Equity
Common equity
Common shares	5,750	–	–	–	–	–	–	5,750
Retained earnings	21,932	(5,798)	(270)	6	(178)	(43)	35	15,684
Accumulated other comprehensive income (loss)	(4,051)	4,164	35	180	–	–	(59)	269
Other reserves	25	–	–	–	–	–	–	25
Preferred shares	3,975	–	–	–	–	–	–	3,975
Non-controlling interests
Non-controlling interests in subsidiaries	579	(6)	–	–	(12)	(1)	(1)	559
Capital instrument equity holders	–	–	956	–	–	–	–	956
Total liabilities and equity	$526,657	$14,218	$2,705	$348	$55	$(2)	$(11)	$543,970

Refer to pages 88 to 93 for an explanation of adjustments.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of the Consolidated Statement of Income

Step 1 – Change in presentation

($ millions)	For the three months ended July 31, 2011
Canadian GAAP presentation	Canadian GAAP balance	From		To		Canadian GAAP balances under IFRS presentation	IFRS presentation
							Revenue
Interest income	$4,944	$(1,094	)(a)			$3,850	Interest income
Interest expense	2,586	51	(b)	$(1,012	)(a)	1,625	Interest expense
Net interest income	2,358					2,225	Net interest income
Provision for credit losses	243	(243	)(c)
Total other income	1,942	(1,942	)(d)
				1,561	(d)	1,561	Fee and commission revenues
				59	(d)	59	Fee and commission expenses
						1,502	Net fee and commission revenues
							Other operating income
				47	(b)
				136	(d)

				183		183	Revenue from trading operations
				81	(d)	81	Net gain on investment securities

				79	(a)
				48	(d)

				127		127	Net income from investments in associated corporations
				76	(d)	76	Insurance underwriting income, net of claims

				3	(a)
				4	(b)
				99	(d)

				106		106	Other
						573	Total other operating income
						4,300	Total revenue
				243	(c)	243	Provision for credit losses
Non-interest expenses	2,381					2,381	Operating expenses
Provision for income taxes	391					391	Income tax expense
Net income	$1,285	$(2,844)		$2,844		$1,285	Net income

(a)	Split out from interest income ($1,094) to interest expense ($1,012), net income from investments in associated corporations ($79) and other operating income – other ($3).
(b)	Split out from interest expense ($51) to revenue from trading operations ($47) and other operating income – other ($4).
(c)	Moved to a different line order.
(d)	Split out from other income ($1,942) to fee and commission revenues ($1,561), fee and commission expenses ($59), revenue from trading operations ($136), net gain on investment securities ($81), net income from investments in associated corporations ($48), insurance underwriting income, net of claims ($76) and other operating income – other ($99).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Step 2 – Reclassification and remeasurement adjustments

($ millions)	For the three months ended July 31, 2011
Footnote	Canadian GAAP balance under IFRS presentation	Consolidation (2)	Securitization (3)	Employee benefits (4)	Effect of changes in FX rates (6)	Hyper- inflationary economies (6)	Share- based payments (6)	Other (6)	IFRS presentation
Revenue
Interest income	$3,850	$12	$172	$–	$–	$–	$–	$–	$4,034
Interest expense	1,625	(6)	119	–	–	–	–	–	1,738
Net interest income	2,225	18	53	–	–	–	–	–	2,296
Fee and commission revenues	1,561	(8)	–	–	(21)	–	–	(6)	1,526
Fee and commission expenses	59	–	–	–	–	–	–	–	59
Net fee and commission revenues	1,502	(8)	–	–	(21)	–	–	(6)	1,467
Other operating income
Revenue from trading operations	183	7	(30)	–	6	–	–	–	166
Net gain on investment securities	81	3	26	–	(1)	–	–	–	109
Net income from investments in associated corporations	127	(2)	–	–	–	(10)	–	(3)	112
Insurance underwriting income, net of claims	76	–	–	–	–	–	–	–	76
Other	106	18	(55)	–	4	–	–	(1)	72
Total other operating income	573	26	(59)	–	9	(10)	–	(4)	535
Total revenue	4,300	36	(6)	–	(12)	(10)	–	(10)	4,298
Provision for credit losses	243	–	7	–	–	–	–	–	250
Operating expenses	2,381	(1)	(6)	(18)	(2)	–	3	(9)	2,348
Income tax expense	391	9	(5)	5	(3)	–	–	–	397
Net income	$1,285	$28	$(2)	$13	$(7)	$(10)	$(3)	$(1)	$1,303

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of the Consolidated Statement of Income

Step 1 – Change in presentation

($ millions)	For the nine months ended July 31, 2011
Canadian GAAP presentation	Canadian GAAP balance	From		To		Canadian GAAP balances under IFRS presentation	IFRS presentation
							Revenue
Interest income	$14,091	$(2,859	)(a)			$11,232	Interest income
Interest expense	7,219	162	(b)	$(2,604	)(a)	4,777	Interest expense
Net interest income	6,872					6,455	Net interest income
Provision for credit losses	774	(774	)(c)
Total other income	6,070	(6,070	)(d)
				4,442	(d)	4,442	Fee and commission revenues
				157	(d)	157	Fee and commission expenses
						4,285	Net fee and commission revenues
							Other operating income
				65	(b)
				578	(d)

				643		643	Revenue from trading operations
				196	(d)	196	Net gain on investment securities

				221	(a)
				127	(d)

				348		348	Net income from investments in associated corporations
				209	(d)	209	Insurance underwriting income, net of claims

				34	(a)
				97	(b)
				675	(d)

				806		806	Other
						2,202	Total other operating income
						12,942	Total revenue
				774	(c)	774	Provision for credit losses
Non-interest expenses	7,045					7,045	Operating expenses
Provision for income taxes	1,095					1,095	Income tax expense
Net income	$4,028	$(8,317)		$8,317		$4,028	Net income

(a)	Split out from interest income ($2,859) to interest expense ($2,604), net income from investments in associated corporations ($221) and other operating income – other ($34).
(b)	Split out from interest expense ($162) to revenue from trading operations ($65) and other operating income – other ($97).
(c)	Moved to a different line order.
(d)	Split out from other income ($6,070) to fee and commission revenues ($4,442), fee and commission expenses ($157), revenue from trading operations ($578), net gain on investment securities ($196), net income from investments in associated corporations ($127), insurance underwriting income, net of claims ($209) and other operating income – other ($675).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Step 2 – Reclassification and remeasurement adjustments

($ millions)	For the nine months ended July 31, 2011
Footnote	Canadian GAAP balance under IFRS presentation	Consolidation (2)	Securitization (3)	Employee benefits (4)	Effect of changes in FX rates (6)	Hyper- inflationary economies (6)	Share- based payments (6)	Other (6)	IFRS presentation
Revenue
Interest income	$11,232	$43	$526	$–	$–	$–	$–	$–	$11,801
Interest expense	4,777	(18)	357	–	–	–	–	–	5,116
Net interest income	6,455	61	169	–	–	–	–	–	6,685
Fee and commission revenues	4,442	(17)	–	–	(25)	–	–	(5)	4,395
Fee and commission expenses	157	–	–	–	–	–	–	–	157
Net fee and commission revenues	4,285	(17)	–	–	(25)	–	–	(5)	4,238
Other operating income
Revenue from trading operations	643	28	10	–	(6)	–	–	–	675
Net gain on investment securities	196	(3)	29	–	(1)	–	–	–	221
Net income from investments in associated corporations	348	(6)	–	–	–	(16)	–	(2)	324
Insurance underwriting income, net of claims	209	–	–	–	–	–	–	–	209
Other	806	24	(262)	6	164	–	–	(5)	733
Total other operating income	2,202	43	(223)	6	157	(16)	–	(7)	2,162
Total revenue	12,942	87	(54)	6	132	(16)	–	(12)	13,085
Provision for credit losses	774	–	21	–	–	–	–	–	795
Operating expenses	7,045	2	(15)	(17)	(2)	–	(12)	(9)	6,992
Income tax expense	1,095	12	(19)	6	36	–	–	(5)	1,125
Net income	$4,028	$73	$(41)	$17	$98	$(16)	$12	$2	$4,173

Reconciliation of Canadian GAAP net income to IFRS net income

		For the three months ended	For the nine months ended
($ millions)	Footnotes	July 31, 2011	July 31, 2011
Net income under Canadian GAAP		$1,285	$4,028
Adjustments under IFRS:
Consolidation	(2)	28	73
Securitization	(3)	(2)	(41)
Employee benefits	(4)	13	17
Effect of changes in FX rates	(6)	(7)	98
Hyperinflationary economies	(6)	(10)	(16)
Share-based payments	(6)	(3)	12
Other	(6)	(1)	2
Total adjustments to net income		18	145
Net income under IFRS		$1,303	$4,173

Refer to pages 88 to 93 for an explanation of adjustments.

86    Scotiabank Third Quarter Report 2012

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of Consolidated Statement of Comprehensive Income

	For the three months ended July 31, 2011
($ millions) Footnote	Canadian GAAP balance under IFRS presentation (a)	Consolidation (2)	Financial instruments (3)	Employee benefits (4)	Effect of changes in FX rates (6)	Hyper- inflationary economies (6)	Share- based payments (6)	Other (6)	IFRS presentation
Net income	$1,285	$28	$(2)	$13	$(7)	$(10)	$(3)	$(1)	$1,303
Other comprehensive income (loss), net of taxes:
Net change in unrealized foreign currency translation gains (losses)	190	–	–	–	9	1	–	6	206
Net change in unrealized gains (losses) on investment securities	(43)	8	(24)	–	8	–	–	(1)	(52)
Net change in unrealized gains (losses) on derivative instruments designated as cash flow hedges	(14)	–	–	–	–	–	–	–	(14)
Other comprehensive income (loss), net of taxes	133	8	(24)	–	17	1	–	5	140
Comprehensive income	$1,418	$36	$(26)	$13	$10	$(9)	$(3)	$4	$1,443

	For the nine months ended July 31, 2011
($ millions) Footnote	Canadian GAAP balance under IFRS presentation (a)	Consolidation (2)	Financial instruments (3)	Employee benefits (4)	Effect of changes in FX rates (6)	Hyper- inflationary economies (6)	Share- based payments (6)	Other (6)	IFRS presentation
Net income	$4,028	$73	$(41)	$17	$98	$(16)	$12	$2	$4,173
Other comprehensive income (loss), net of taxes:
Net change in unrealized foreign currency translation gains (losses)	(893)	10	–	6	(34)	(19)	–	(23)	(953)
Net change in unrealized gains (losses) on investment securities	(84)	30	130	–	(48)	–	–	(2)	26
Net change in unrealized gains (losses) on derivative instruments designated as cash flow hedges	94	–	–	–	–	–	–	(1)	93
Other comprehensive income (loss), net of taxes	(883)	40	130	6	(82)	(19)	–	(26)	(834)
Comprehensive income	$3,145	$113	$89	$23	$16	$(35)	$12	$(24)	$3,339
(a)	For the statement of comprehensive income, the Canadian GAAP balance under IFRS presentation is consistent with Canadian GAAP balances as reclassified to conform with presentation in the Bank’s 2011 Annual Report. Refer to Note 1 of the Bank’s 2011 Annual Report for the impact of the changes in accounting standards. There are no Step 1 changes related to other comprehensive income.

Reconciliation of Comprehensive Income

		For the three months ended	For the nine months ended
($ millions)	Footnotes	July 31, 2011	July 31, 2011
Comprehensive income – Canadian GAAP		$1,418	$3,145
Consolidation	(2)	36	113
Financial instruments	(3)	(26)	89
Employee benefits	(4)	13	23
Effect of change in FX rates	(6)	10	16
Hyperinflationary economies	(6)	(9)	(35)
Share-based payments	(6)	(3)	12
Other	(6)	4	(24)
Total adjustment to comprehensive income		25	194
Comprehensive income – IFRS		$1,443	$3,339

Refer to pages 88 to 93 for an explanation of adjustments.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Explanation of significant adjustments from Canadian GAAP to IFRS

1. IFRS 1, First-time Adoption of International Financial Reporting Standards (IFRS 1) – Optional exemptions and mandatory exceptions

IFRS 1 requires retrospective application of all IFRS standards with certain optional exemptions and mandatory exceptions.

a) Optional exemptions

The Bank elected to take the following optional exemptions available under IFRS 1 at November 1, 2010, the transition date. The impact of the Bank’s elections with respect to the optional exemptions under IFRS is discussed below.

Employee benefits

The Bank elected to recognize all cumulative unamortized actuarial losses for employee defined benefit plans at the transition date against retained earnings, instead of retrospective restatement. The impact of this election on transition was a decrease of $1,037 million in other assets, an increase of $395 million in other liabilities and a decrease of $1,432 million in equity.

Cumulative translation differences

The Bank elected to reset cumulative translation differences for all foreign operations to zero at the date of transition to IFRS, instead of retrospectively recalculating the impact under IFRS. As a result, cumulative translation losses of $4,507 million were reclassified from accumulated other comprehensive income (AOCI) to retained earnings within equity on November 1, 2010.

Designation of previously recognized financial instruments

The Bank reclassified and redesignated certain financial assets at the date of transition as follows:

•

Corporate loans of $2,098 million previously designated under the fair value option under Canadian GAAP were reclassified to the held-for-trading loans category under IFRS. Canadian GAAP did not permit these loans to be classified as held-for-trading.

•	Certain debt securities ($555 million) traded in an inactive market were reclassified from available-for-sale (AFS) securities to business and government loans.

The following exemptions were also elected that did not have an impact on the Bank’s opening balance sheet.

Business combinations

The Bank has elected to not restate any business combinations prior to November 1, 2010.

Deemed cost

The Bank has elected not to remeasure items of land, buildings and equipment or investment property at fair value on the transition date.

Leases

The Bank has elected not to reassess its determinations made under Canadian GAAP regarding whether an agreement contains a lease.

Fair value measurement of financial assets or financial liabilities at initial recognition

The Bank prospectively applied the guidance in IAS 39, Financial Instruments: Recognition and Measurement, as this guidance is substantially aligned with Canadian GAAP. This guidance relates specifically to financial assets or financial liabilities initially recognized at fair value, where the fair value is established through valuation techniques.

Share-based payments

The Bank is not required to apply IFRS 2, Share-based Payment (IFRS 2), to equity instruments that were granted prior to November 7, 2002. The Bank is also not required to apply IFRS 2 to liabilities arising from share-based payment transactions that were settled before the transition date. The Bank has elected to apply both of these exemptions.

Insurance contracts

The Bank applied IFRS 4, Insurance Contracts, prospectively for reporting periods beginning on or after January 1, 2005. In addition, the Bank continued with its existing insurance accounting policies under IFRS.

Borrowing costs

The Bank will prospectively capitalize borrowing costs directly attributable to the acquisition, construction or production of qualifying assets as prescribed by IFRS. Under Canadian GAAP, the Bank’s accounting policy was to expense these costs as incurred.

b) Mandatory exceptions

The impact of the mandatory exceptions under IFRS are noted below.

Securitization

The Bank has applied the IFRS derecognition requirements retrospectively to January 1, 2004.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Application of the derecognition criteria has resulted in:

•

Recognition of cash equivalents, mortgages, AFS securities, other assets, funding liability and derecognition of swaps and other liabilities. Cash and cash equivalents increased by $0.7 billion, residential mortgages increased by $14 billion, AFS securities increased by $0.8 billion and deferred taxes and other assets increased by $0.1 billion. In addition, customer deposits increased by $23.7 billion, obligations related to securities sold under repurchase agreements decreased by $7.5 billion, and derivatives and other liabilities decreased by $0.7 billion.

•

Reclassification of MBS securities retained from AFS securities to residential mortgages. Residential mortgages increased by $17.8 billion, AFS securities decreased by $18.3 billion, deferred tax assets increased by $0.1 billion and AOCI reduced by $0.4 billion.

•

Securities designated as trading using fair value option requirements no longer meeting the criteria for fair value option resulting in a reclassification. AFS securities increased by $1.9 billion with a corresponding decrease in fair value option securities.

In aggregate, retained earnings increased by $140 million and AOCI decreased by $336 million in relation to the AFS securities, resulting in a decrease in total equity of $196 million.

Hedge accounting

There was no significant impact as the Bank’s existing hedging strategies under Canadian GAAP qualify for hedge accounting under IFRS.

Assets and liabilities of subsidiaries

Since the Bank has adopted IFRS subsequent to certain of its international subsidiaries, the classification and carrying value of assets and liabilities of these subsidiaries for the consolidated financial statements must be the same as the standalone financial statements of these subsidiaries. The impact of this election was a decrease in AFS securities of $543 million with a corresponding increase in held-to-maturity securities of $270 million, an increase to business and government loans of $258 million, an increase in deferred taxes of $3 million and a decrease in equity of $12 million.

Estimates

Estimates made in accordance with IFRS at the date of transition are consistent with those determined under Canadian GAAP with adjustments made only to reflect any differences in accounting policies. Any additional estimates that are required under IFRS, that were not required under Canadian GAAP, are based on the information and conditions that existed at the date of estimation.

2. Consolidation

Under IFRS, an entity, including a special purpose entity (SPE) is consolidated based solely on control, which is evidenced by the power to govern the financial and operating policies of an entity to obtain benefit. When assessing control under IFRS, all relevant factors are considered, including qualitative and quantitative aspects.

Canadian GAAP determines consolidation of an entity using two different frameworks: the variable interest entity (VIE) and voting control models. The consolidation of a VIE under Canadian GAAP is based on whether the Bank is exposed to the majority of the VIE’s expected losses or residual returns, or both and considered to be the primary beneficiary.

The differences in the criteria for consolidation between IFRS and Canadian GAAP have resulted in certain SPEs being consolidated under IFRS that were not previously consolidated under Canadian GAAP. The resulting overall impact on the Bank’s financial position is reflected below.

($ millions) Increase/(Decrease)			As at November 1, 2010
Entity	Assets	Liabilities	Retained earnings	AOCI	NCI-capital instrument equity holders
Bank funding vehicles
Consolidation of trusts	$(121)	$(127)	$6	$–	$–
Liabilities & equity	–	(956)	–	–	956
	(121)	(1,083)	6	–	956
Multi-seller conduit	2,951	3,084	(168)	35	–
Other	(125)	(17)	(108)	–	–
Total	$2,705	$1,984	$(270)	$35	$956

AOCI = Accumulated Other Comprehensive Income

NCI = Non-controlling interests

Bank funding vehicles

The Bank issues certain of its regulatory capital instruments through trusts (Scotiabank Capital Trust, Scotiabank Tier 1 Trust, Scotiabank Subordinated Notes Trust) that were not consolidated under Canadian GAAP. The trusts’ deposits with the Bank were included under deposits on the Bank’s Consolidated Balance Sheet under Canadian GAAP. Under IFRS, these trusts are consolidated due to the Bank’s decision-making power and the ability to retain the majority of the benefits of the trusts. The impact of consolidation is a reduction of business and government deposits ($1.1 billion), an increase to subordinated debentures ($1.0 billion), and a reduction in assets of $121 million mainly from the elimination of intercompany balances between the Bank and the trusts, and an increase to retained earnings of $6 million.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

In addition, certain capital instruments issued by these trusts have been assessed under IFRS as being equity instruments or compound instruments comprising both liability and equity components. The equity classification, in whole or for part of the instruments, is due to certain payment features in these instruments that do not create an unavoidable obligation to pay cash. The trusts’ instruments with these equity-based features are classified, in whole or in part as applicable, as non-controlling interests – capital instruments equity holders. The combined impact of consolidation and the reclassification of these instruments was a reduction of business and government deposits ($2.9 billion), an increase to capital instrument liabilities ($1.9 billion), an increase of $29 million to other liabilities and an increase of $956 million to non-controlling interests – capital instrument equity holders.

Multi-seller conduit

The Bank-sponsored U.S. multi-seller conduit was consolidated on transition to IFRS as the Bank has significant decision-making power over the conduit and has the obligation to absorb certain losses of the conduit through a liquidity asset purchase agreement and program-wide credit enhancement which resulted in the Bank meeting the control criteria under IFRS. The consolidation of this conduit increased assets by approximately $3.0 billion, comprised primarily of loans and AFS securities, and liabilities by approximately $3.1 billion, comprised primarily of business and government deposits. A net decrease to retained earnings of $168 million and an increase of $35 million to AOCI was also recorded.

Other

Due to the consolidation of certain other SPEs, the underlying variable of a financial guarantee changed causing it to be classified as a derivative instrument. The financial guarantee was recorded at amortized cost under Canadian GAAP and is recorded at fair value under IFRS. The resulting impact was a decrease in assets of $125 million, a decrease in liabilities of $17 million, and a corresponding decrease to retained earnings of $108 million.

For the three and nine months ended July 31, 2011 and for the year ended October 31, 2011, net income under Canadian GAAP was increased by $28 million, $73 million, and $73 million, respectively, as a result of consolidating the Bank funding vehicles a multi-seller conduit and other SPEs under IFRS.

3. Financial instruments

Loan loss provisions

IFRS requires that provisions on undrawn commitments be presented in other liabilities on the Bank’s balance sheet, whereas under Canadian GAAP, these provisions were presented in the allowance for credit losses. As a result, under

IFRS, $157 million was reclassified from allowance for credit losses to other liabilities.

Canadian GAAP requires the cessation of the accrual of interest income on any loans identified as being impaired. Under Canadian GAAP, the Bank classified certain non-performing loans as impaired but no allowance was recorded against the loans due to the adequacy of collateral or security. Under IFRS, a loan is considered not to be impaired if there is no allowance recorded against it, and interest income continues to be accrued and recognized using the original effective interest rate. A net increase of $6 million was recorded in retained earnings, offset by an increase in other assets of $8 million and a reduction to deferred tax assets of $2 million as a result of this remeasurement.

For the three and nine months ended July 31, 2011, and for the year ended October 31, 2011, net income under Canadian GAAP was increased by $nil, $nil, and $2 million, respectively as a result of adopting IFRS.

Securities carried at cost

IFRS requires that all AFS securities be measured at fair value, whereas Canadian GAAP permits equity securities not quoted in an active market to be measured at cost. On transition, an increase to the fair value adjustment of investment securities of $244 million has resulted in a corresponding increase in AOCI of $180 million, a decrease in deferred tax assets of $59 million and an increase in deferred tax liabilities of $5 million.

Securitization

Canadian GAAP uses a control-based model to assess derecognition, while IFRS primarily focuses on whether risks and rewards have been substantially transferred. As a result of the differences in the derecognition criteria between IFRS and Canadian GAAP, the Bank’s insured residential mortgage securitizations through the Canadian Government’s Canada Mortgage Bond (CMB) program do not meet the derecognition criteria under IFRS. Additionally, mortgages securitized and retained as mortgage-backed securities (MBS), classified as AFS securities on the Bank’s balance sheet under Canadian GAAP, would be reclassified to residential mortgages under IFRS.

For the three and nine months ended July 31, 2011 and for the year ended October 31, 2011, net income under Canadian GAAP was decreased by $2 million, $41 million, and $97 million, respectively, as a result of adopting IFRS.

4. Employee benefits

IFRS requires an entity to make an accounting policy choice regarding the treatment of actuarial gains and losses,

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

subsequent to the transition date. Under IFRS, actuarial gains and losses may either be:

•	Deferred and amortized, subject to certain provisions (corridor approach);
•	Immediately recognized in profit or loss; or
•	Immediately recognized in other comprehensive income without subsequent recycling to income.

Under Canadian GAAP, the Bank followed the corridor approach in recognizing actuarial gains and losses under its defined benefit plans. The Bank has adopted the corridor approach under IFRS.

Furthermore, under IFRS, the defined benefit obligation and plan assets are measured at the balance sheet date while under Canadian GAAP, the Bank applied a measurement date of two or three months prior to the financial reporting date. IFRS also requires the use of fair value for determining the expected return on plan assets. The Bank used a market-related value under Canadian GAAP.

IFRS will result in different values for plan assets and benefit obligations due to changes in actuarial assumptions applicable for different measurement dates. In addition, the use of fair value versus market-related value will also result in different plan asset values. Plan asset values and benefit obligations impact future employee benefit expenses.

The impact on the Bank’s opening balance sheet for measurement differences between IFRS and Canadian GAAP is an increase in assets of $55 million, an increase in other liabilities of $245 million and a decrease in retained earnings of $178 million and non-controlling interests in subsidiaries of $12 million.

For the three and nine months ended July 31, 2011 and for the year ended October 31, 2011, net income under Canadian GAAP was increased by $13 million, $17 million, and $25 million, respectively, as a result of adopting IFRS.

5. Business combinations

The business combinations model under IFRS represents a fair value model of accounting which is substantially converged with Canadian GAAP that the Bank early adopted on November 1, 2010. Although the Bank elected to not restate any business combinations that occurred prior to November 1, 2010, certain adjustments are still required upon transition to IFRS which are not grandfathered under the IFRS 1 election.

The impact of these adjustments to the Bank’s opening balance sheet was a reduction to equity of $44 million, a decrease in assets of $2 million and an increase in liabilities of $42 million, primarily as a result of recognizing contingent consideration at fair value.

For the three and nine months ended July 31, 2011, and for the year ended October 31, 2011, net income under Canadian

GAAP was decreased by $nil, $nil and $1 million, respectively, as a result of adopting IFRS.

6. Other

There are a number of other implications of adopting IFRS that individually were not significant and are summarized below.

Investment property

IFRS requires that property held to earn rental income or for capital appreciation purposes should be classified separately as investment property under IFRS. Under Canadian GAAP, this property was classified as land, buildings and equipment. As a result, $255 million was reclassified from land, buildings and equipment to property and equipment on the Bank’s opening balance sheet under IFRS.

Property and equipment

IFRS requires a more granular level of assessment of components of property and equipment with each major component depreciated separately over its estimated useful life. The impact of this remeasurement for certain components of buildings on transition was a reduction in the property and equipment balance of $46 million, an increase to deferred tax assets of $12 million and a reduction to retained earnings of $34 million.

For the three and nine months ended July 31, 2011 and for the year ended October 31, 2011, net income under Canadian GAAP was decreased by $nil, $nil, and $1 million, respectively, as a result of adopting IFRS.

The effects of changes in foreign exchange rates

IFRS requires that the functional currency for each foreign operation be determined based on the primary economic environment in which the entity operates. IFRS distinguishes primary factors to be considered in determining the functional currency of foreign operations while Canadian GAAP does not place any priority on any factors for consideration. This has resulted in a change in functional currency of certain subsidiaries on transition to IFRS.

Due to changes in functional currencies of certain subsidiaries on transition to IFRS, a transition adjustment was required to record the cumulative foreign exchange impact on certain AFS equity securities and the related funding liability, resulting in a decrease of $51 million in AOCI and an increase of $51 million in retained earnings.

For the three and nine months ended July 31, 2011 and for the year ended October 31, 2011, net income under Canadian GAAP was decreased by $7 million, and was increased by $98 million and $64 million, respectively, as a result of adopting IFRS. This was due to changes in the functional currencies of certain subsidiaries and the changes to the related net investment hedges.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Financial reporting in hyperinflationary economies

Under IFRS, if the functional currency of a foreign operation is hyperinflationary, then purchasing power adjustments are made to the financial statements of the foreign operation prior to translation. The impact from this remeasurement was an increase of $32 million to investments in associates with an offsetting increase to retained earnings and AOCI.

For the three and nine months ended July 31, 2011 and for the year ended October 31, 2011, net income under Canadian GAAP was decreased by $10 million, $16 million, and $17 million, respectively, as a result of adopting IFRS.

Share-based payments

IFRS requires cash-settled (i.e., liability-classified) awards to be remeasured at each reporting date based on changes in the fair value of the liability as compared to intrinsic value under Canadian GAAP. This results in measurement differences between IFRS and Canadian GAAP. Furthermore, under IFRS, forfeitures are required to be estimated on the grant date and included in the measurement of the liability. However, under Canadian GAAP, forfeitures may be recognized either as they occur, or estimated on initial recognition. The Bank previously recognized forfeitures as they occurred.

As a result of the difference in measurement bases between IFRS (fair value) and Canadian GAAP (intrinsic value), the resulting adjustment for awards that had not settled on transition date was a decrease to retained earnings of $21 million, a decrease to deferred tax assets of $1 million and an increase in other liabilities of $20 million.

For the three and nine months ended July 31, 2011 and for the year ended October 31, 2011, net income under Canadian GAAP was decreased by $3 million, and increased by $12 million and $10 million, respectively, as a result of adopting IFRS.

Income taxes

Under IFRS, income tax relating to items charged or credited directly to other comprehensive income or equity, is charged or credited directly to those same balance sheet accounts regardless of the period in which the income tax is recognized. On transition, this resulted in an increase of $18 million in retained earnings and a related decrease in AOCI.

For the three and nine months ended July 31, 2011 and for the year ended October 31, 2011, net income under Canadian GAAP was increased by $2 million, $8 million, and $9 million, respectively, as a result of adopting IFRS.

Interests in joint ventures

IFRS provides two acceptable methods to account for interests in joint ventures: proportionate consolidation or the equity method instead of only proportionate consolidation under

Canadian GAAP. The Bank has elected to apply the equity method of accounting to all of its joint ventures. On transition, the Bank recorded a decrease of $13 million in other liabilities with offsetting decreases in investments in associates of $11 million and other assets of $2 million.

For the three and nine months ended July 31, 2011 and for the year ended October 31, 2011, net income under Canadian GAAP was not impacted as a result of adopting IFRS.

Insurance contracts

IFRS requires the presentation of reinsurance transactions on a gross basis. This resulted in an increase of $5 million to other assets and other liabilities on the Consolidated Statement of Financial Position as at November 1, 2010.

For the three and nine months ended July 31, 2011 and for the year ended October 31, 2011, net income under Canadian GAAP was not impacted as a result of adopting IFRS.

Customer loyalty programs

IFRS applies a revenue approach to account for customer loyalty programs, which requires a portion of the revenue earned at the time of the transaction to be deferred, as compared to a liability approach under Canadian GAAP. As a result, on transition, other liabilities increased by $1 million with an offsetting decrease to retained earnings.

For the three and nine months ended July 31, 2011 and for the year ended October 31, 2011, net income under Canadian GAAP was increased by $2 million, $1 million, and $2 million, respectively, as a result of adopting IFRS.

Impairment of goodwill

IFRS uses a one-step approach for impairment testing of non-financial assets by comparing the asset’s carrying value to its recoverable amount. The recoverable amount is the higher of fair value less costs to sell and value in use. Canadian GAAP however uses a two-step approach for impairment testing: first comparing an asset’s carrying value with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing the asset’s carrying value with its fair value.

IFRS requires that goodwill be allocated and tested for impairment at the level of cash-generated units (CGU) or group of CGUs. Under IFRS, each CGU or group of CGUs to which goodwill is allocated should represent the lowest level within the entity at which goodwill is monitored for internal management purposes. The Bank has concluded the level at which goodwill is tested under IFRS is the same as under Canadian GAAP. Goodwill was tested for impairment upon transition to IFRS on November 1, 2010 and no impairment was determined.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Impact on regulatory capital

The impact of the IFRS adjustments to the Bank’s regulatory capital ratios is a decline of approximately 77 basis points on the Bank’s Tier 1 capital ratio and an increase of 0.9 to the assets-to-capital multiple. The Office of the Superintendent of Financial Institutions (OSFI) has allowed financial institutions to elect to take the impact over five quarters. The Bank has elected to phase in the impact over five quarters.

Effect of IFRS adoption for the Consolidated Statement of Cash Flows

Material adjustments to the statement of cash flows for 2011

In accordance with IAS 7, Statement of Cash Flows, interest paid and income taxes paid have been moved into the body of the Consolidated Statement of Cash Flows, whereas they were previously disclosed as supplementary information. In addition, loans and deposits are now classified as operating activities from investing activities and financing activities, respectively. There were no other material differences between the Consolidated Statement of Cash Flows presented under IFRS and the Consolidated Statement of Cash Flows presented under previous Canadian GAAP.

Scotiabank Third Quarter Report 2012    93

SHAREHOLDER INFORMATION

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2012

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 3	January 27
April 3	April 26
July 3	July 27
October 2	October 29

Annual Meeting date for fiscal 2012

The Annual Meeting of Shareholders of the Bank for the fiscal year ending October 31, 2012, will be held in Halifax, Nova Scotia, on Tuesday, April 9, 2013.

Duplicated communication

If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on Tuesday, August 28, 2012, at 3:15 pm EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at (416) 644-3414 or 1-800-814-4859 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session.

A telephone replay of the conference call will be available from August 29, 2012, to September 12, 2012, by calling (416) 640-1917 or 1-877-289-8525 and entering the identification code 4487933#. The archived audio webcast will be available on the Bank’s website for three months.

Contact information

Investors:

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 775-0798

Fax: (416) 866-7867

E-mail: investor.relations@scotiabank.com

Media:

For other information and for media enquiries, please contact the Public, Corporate and Government Affairs Department at the above address.

Telephone: (416) 933-1344

Fax: (416) 866-4988

E-mail: corpaff@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

Fax: 1-888-453-0330

E-mail: service@computershare.com

Shareholders (continued):

Co-Transfer Agent (U.S.A.)

Computershare Trust Company N.A.

250 Royall Street

Canton, MA 02021 U.S.A.

Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 866-4790

Fax: (416) 866-4048

E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

The Bank of Nova Scotia is incorporated in Canada with limited liability.

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